Form 10-K405, Exhibit 13
period 1996-02-29
MARYLAND FEDERAL BANCORP INC
filed 1996-05-29
CIK 853020

ANNUAL REPORT

CONTENTS

Offices and
Location Map                  1

Financial Highlights          2

To Our Shareholders           3

Management's Discussion
and Analysis                  6

Consolidated Financial
Statements                   15

Notes to Consolidated
Financial Statements         20

Directors and Officers       29

Shareholders' Information    29


LOAN PRODUCTION OFFICES

Burtonsville
3905 National Drive
Suite 340
(301) 989-8384

Gaithersburg
6 Montgomery Village Avenue
Suite 340
(301) 590-3150

Waldorf
3429 Leonardtown Road
(301) 870-4081

Landover
1400 Mercantile Lane
Suite 120
(301) 925-9191

Edgewater
3033 Solomons Island Road
(301) 261-7970

Tysons Corner
8230 Old Court House Road
Suite 425
(703) 749-0990

BRANCH
OFFICES


PRINCE GEORGE'S COUNTY

3505 Hamilton Street
Hyattsville  (301) 779-1200

6816 Race Track Road
Bowie  (301) 464-5240

6901 Laurel-Bowie Road
Bowie  (301) 262-3707

6309 Allentown Road
Camp Springs  (301) 449-3838

11428 Cherry Hill Road
Beltsville  (301) 595-7058

9546 Livingston Road
Ft. Washington  (301) 248-4257

8951 Edmonston Road
Greenbelt  (301) 982-4525

10666 Campus Way South
Upper Marlboro  (301) 336-6666

13600 Laurel-Bowie Road
Laurel  (301) 490-1508

4277 Branch Avenue
Marlow Heights  (301) 423-0021

8490 Annapolis Road
New Carrollton  (301) 459-4434

MONTGOMERY COUNTY

7934 Wisconsin Avenue
Bethesda  (301) 951-0767

16575 S. Frederick Avenue
Gaithersburg  (301) 869-3350

10414 Auto Park Avenue
West Bethesda  (301) 469-9195

11200 Viers Mill Road
Wheaton  (301) 933-4030

15509 New Hampshire Avenue
Silver Spring  (301) 384-7163

1470 Rockville Pike
Rockville  (301) 230-8970

CHARLES COUNTY

211 East Charles Street
La Plata  (301) 934-4811

11110 Mall Circle #1053
Waldorf  (301) 870-4186

3425 Leonardtown Road
Waldorf  (301) 843-3312

ANNE ARUNDEL COUNTY

5801 Deale-Churchton Road
Deale  (301) 867-4198

3033 Solomons Island Road
Edgewater  (410) 956-4401

934 Bay Ridge Road
Annapolis  (410) 268-6635

2001 Davidsonville Road
Crofton  (301) 261-3200

CALVERT COUNTY

571 N. Solomons Island Road
Prince Frederick  (410) 535-5889

Financial Highlights

                                                          YEAR ENDED
                                       FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,
                                           1996          1995          1994
                                       ------------  ------------  ------------
                                                (DOLLARS IN THOUSANDS)
  TOTAL  ASSETS                         $1,143,338    $1,058,781     $872,167
  NET INCOME                                 8,739         9,063       12,259
  RETURN ON EQUITY                            9.72%        11.09%       16.70%
  EQUITY TO ASSET RATIO                       8.16%         8.46%        8.70%
  NON-PERFORMING ASSETS TO AVERAGE  ASSETS    0.49%         0.44%        1.08%

  TOTAL ASSETS  2/28/94   2/28/95   2/29/96
  LOANS         2/28/94   2/28/95   2/29/96

TO OUR SHAREHOLDERS

                          "WE WERE ABLE TO MAKE CONSIDERABLE
                      PROGRESS IN THE CONTROL OF OUR EXPENSES."

    While there was some improvement in the net interest income of Maryland Federal Bancorp, Inc. in the fourth quarter of the fiscal year 1996, your management expects further improvement is going to occur sometime during fiscal 1997. We were able to make considerable progress in the control of our expenses. Loan volume remained strong throughout most of the fiscal year. Your Company is beginning to see the results of a long-term effort to change the mix of loans we retain in our portfolio. Our net income during the fiscal year ended February 29, 1996 was $8,739,000 or $2.76 primary earnings per share. This was a decrease of 3.6 percent from the earnings of $9,063,000 or $2.84 primary earnings per share achieved in fiscal 1995.

    A major factor in our income during fiscal 1996 was the sale of 49,000 shares of the common stock of the Federal Home Loan Mortgage Corporation (Freddie Mac) which we had acquired a number of years ago. The after-tax income from these shares amounted to approximately $1,985,000. The Company still holds 38,816 shares of Freddie Mac stock in its securities portfolio.

    During fiscal 1996, your Board of Directors increased the dividend from an annual rate of $.50 per share to an annual rate of $.64 per share, a 28 percent increase. At February 29, 1996, the closing price of the common stock of Maryland Federal Bancorp, Inc. was $30.25, and represented an increase of 21 percent over the closing price of $25.00 on February 28, 1995.


    During fiscal 1996, total assets increased 8.0 percent from $1,058,781,000 to

$1,143,338,000. We have always as a company stressed profitability rather than growth and continue to do so. Loan growth during the year was moderate with net loans receivable increasing 10.3 percent to $991,184,000 from $898,728,000 at the end of fiscal 1995. Once again we used a balanced funding approach with an increase of $25,177,000 in deposits and an increase of $53,050,000 in borrowed funds. As we proceed into fiscal 1997, we expect to reduce our level of borrowed funds and increase our level of core deposits. The result should be a lowering of the Company's cost of liabilities.

    We have noticed a heightened concern in the media about the decline in the quality of the loan portfolios in the banking system. During the past few months, we have seen an increase in our number of past due loans; however, our coverage of non-performing loans as of February 29, 1996 was 132 percent.

    As the fiscal year progressed, we noticed an increased preference by our customers for deposits with terms in excess of one year. This lengthening of our average term of deposits slows the rate of decline in our cost of funds but does help us increase our core deposit base. We are noticing an increase in customers seeking more localized financial institutions as the pace of consolidation continues in the Washington, D.C. market. We have plans to pursue the opportunities provided by this trend in future years.

    Our increased emphasis on consumer and home equity lending allowed us to continue to grow our total interest income during the past fiscal year. Total interest income in fiscal 1996 was $80,118,000, an increase of 16.0 percent from the total of $69,091,000 achieved in fiscal 1995. In future months, we expect the level of liability costs to decrease at a more rapid rate than that of interest yields, resulting in an improved net interest margin. However, the future course of interest rates is uncertain; the level of interest rates is significantly less than it was a year ago so we believe our margins will improve regardless of market conditions as our short-term liabilities reprice.

                  "WE ARE NOTICING AN INCREASE IN CUSTOMERS SEEKING
                     MORE LOCALIZED FINANCIAL INSTITUTIONS. . ."

    During fiscal 1995, the Board of Directors and the management of your Company were mindful of the uncharacteristic 19.6 percent increase in non-interest expense. During fiscal 1996, non-interest expense only increased 8.4 percent from $17,125,000 to $18,566,000. We are going to try very hard to reduce the percentage increase even more in this current fiscal year. Given the cost of technology and the needs of our customers, this is a major challenge.

    In fiscal 1996, Maryland Federal closed its Cipriano Square office because it had never reached the size needed to become profitable. The deposits of that office were consolidated with our Greenbelt office, located
less than two miles away.   Also, during the year we relocated our
Gaithersburg office into a free-standing building with a drive-in and an ATM.
 The move enabled us to reduce expenses, expand service, and increase our visibility in this growing part of Montgomery County. We have developed a profitability model for our branch offices and it has proven to be useful in deciding which offices to close, expand, or relocate. During this present fiscal year, we have four offices with expiring leases. This will give us the opportunity to determine if they are the most efficient way to serve our customers' needs in those markets. We are not committed to bricks and mortar as the only way to serve our customers, but we do realize that for many years to come it will remain our primary means of service.

    As the year progressed, we were able to reduce our staff of loan originators as several staff members made other career choices in the face of a slow real estate market. This selection process allows us to keep our top producers while continuing to control overhead. In the fiscal year which will end February 28,

1997, we will be opening at least one loan production office dedicated solely to the origination of home equity lines of credit and fixed-rate second trusts. These forms of secondary financing are becoming our major loan products outside of our normal adjustable-rate first trust mortgage loans.

    In fiscal 1996, we processed 2,575 applications which resulted in approximately $215 million in loan originations. This was a decline of approximately $85 million from the previous fiscal year; however, we are pleased with the changes that we have made in our origination mix. Almost 10 percent of the total originations was made up of home equity lines of credit.
 At the beginning of the year, we set a goal of having a total of $20,000,000 in outstanding home equity lines of credit by the end of our fiscal year. We exceeded that goal by $1,355,000 and are currently growing those outstandings by approximately $2,000,000 per month. Since these loans adjust to prime on a quarterly basis, they are helping to reduce our interest rate mismatch which negatively impacted our earnings. Adjustable-rate mortgages accounted for approximately $105 million or 50 percent of first mortgage loan originations. During the year, we were able to find several new secondary market sources for our fixed-rate and adjustable-rate mortgage loans. By selling more loans, we are able to increase our fee income, and rebuild our servicing portfolio which was diminished during the refinance boom of several years ago.

    In recent months, we have worked hard to develop a number of internal incentive programs to motivate employees to recommend and sell additional services to customers and to reward them for doing so. However, unlike many institutions, we believe customers appreciate being served promptly and accurately; so while selling services will become increasingly important at Maryland Federal, providing service will always be the most important part of our job.

    There have been five significant accomplishments during the past fiscal year:

- -   Meeting our goal of $20,000,000 in outstanding Primeline Home Equity Lines of Credit.

- -   Repositioning our Totally Free Checking to provide free point of sale transactions, free ATM transactions and other free services based on balances. The result has been a doubling of our rate of account growth.

- -   Changing our Tel-A-Balance automated banking system to a seven day a week,
    24 hour a day service.

- -   Creating a major increase in our capability to sell loans in the secondary market.

- -   Significantly reducing the rate of growth in our expenses.

    We expect to accomplish several tasks in the fiscal year which will end on February 28, 1997:

- -   Providing easier customer access in our expanding markets with new or relocated branch offices and new loan production offices.

- -   Providing better customer service outside traditional banking hours with better ATM services, a web site on the Internet and a debit card.

- -   Continuing focus on asset and liability management with more checking accounts and increased home equity lines of credit.

    Mildred Harkness, a director of the Company since 1977, died on January 21, 1996. Mrs. Harkness had a curiosity and enthusiasm which ensured that management stayed on the course established by the Board of Directors. Her philosophies will continue to guide us in the future. The financial world is changing and challenging. We look forward to your continued support and suggestions in the current fiscal year.

Sincerely,

/s/ Richard B. Bland
    Richard B. Bland
    CHAIRMAN OF THE BOARD

/s/ Robert H. Halleck
    Robert H. Halleck
    PRESIDENT AND CHIEF EXECUTIVE
    OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Maryland Federal Bancorp, Inc. (the "Company") is the unitary savings and loan holding company of Maryland Federal Savings and Loan Association (the "Association") and its subsidiary. The Company and the Association are sometimes collectively referred to as "Maryland Federal". The Company currently owns 100% of the issued and outstanding common stock of the Association, which is the principal asset of the Company. The Company does not presently own or operate any subsidiaries other than the Association and its subsidiary, MASSLA Corporation.

    The following financial review presents management's analysis of the consolidated financial condition and results of operations of Maryland Federal, and should be read together with the consolidated financial statements and accompanying notes which are presented elsewhere in this report.

                       REQUIRED                 ACTUAL             EXCESS
                    --------------          ---------------        -------
                                         (DOLLARS IN THOUSANDS)
Tangible capital    $17,125  1.50%          $84,159   7.37%        $67,034
Core Capital         34,250  3.00%           84,159   7.37%         49,909
Risk-based capital   47,195  8.00%           88,583  15.04%         41,388


FINANCIAL CONDITION

    ASSETS. Total assets increased by $84.6 million or 8.0% to $1.14 billion during fiscal 1996 versus a 21.4% increase in total assets during fiscal 1995. The increase in fiscal 1996 was due primarily to increases of $12.2 million or 77.3% in cash and cash equivalents, $13.4 million or 467.6% in loans held for sale, $79.0 million or 8.8% in loans receivable, net, and $2.7 million or 27.9% in Federal Home Loan Bank stock, at cost, versus the prior fiscal year. These increases were partially offset by a decrease of $21.9 million or 20.5% in securities available-for-sale and held-to-maturity (comprised primarily of mortgage-backed and related securities and U.S. Government and agency obligations). During fiscal 1996, management transferred $66.2 million of securities from held-to-maturity to available-for-sale pursuant to a transition provision of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115"). The increase in loans receivable (including loans held for sale) was due to the continuing strong loan originations generated by our loan production staff throughout the year.
 The decrease in securities and increase in cash and cash equivalents is the result of management's decision to keep short-term liquidity in the form of cash and cash equivalents. The increase in Federal Home Loan Bank stock, at cost was necessary to collateralize the increase in advances from the Federal Home Loan Bank of Atlanta ("FHLB").

    LIABILITIES. Total liabilities increased by $76.4 million or 7.8% to $1.05 billion during fiscal 1996 versus a $178.4 million or 22.5% increase during fiscal 1995. The increase in fiscal 1996 was due primarily to increases of $25.2 million or 3.3% in deposits and $53.1 million or 27.8% in advances from the FHLB versus the prior fiscal year. The increases in deposits and FHLB advances were necessitated by the increased demand for new mortgage loans.

    STOCKHOLDERS' EQUITY. Maryland Federal's total stockholders' equity increased by $8.2 million or 9.5% during fiscal 1996 versus $8.2 million or 10.5% during fiscal 1995. During fiscal 1996, such increase reflects net income of $8.7 million and a $1.7 million increase related to the exercise of stock options during the year, which were offset by dividends to shareholders of $1.8 million and a $496,000 decrease recorded to recognize the net change in unrealized holding gains, net.

CAPITAL ADEQUACY

    The Association is required under federal regulations to maintain minimum tangible capital equal to 1.5% of its adjusted total assets, minimum core capital equal to 3.0% of its adjusted total assets and minimum total capital (a combination of core and supplementary capital) equal to 8.0% of its risk-weighted assets. At February 29, 1996, the Association exceeded all of its regulatory capital requirements. The prior table demonstrates the Association's required and actual capital ratios at February 29, 1996.

    The Office of Thrift Supervision ("OTS") has proposed to modify the minimum core capital leverage ratio requirement in the same manner as has been done by the Office of the Comptroller of the Currency for national banks. Under the OTS proposal, only savings associations rated a composite 1 under the OTS CAMEL rating system will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. For all other savings associations, the minimum core capital leverage ratio will be 3% plus at least an additional 100 to 200 basis points. The OTS has not taken final action on the proposal; however, it has reserved the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy.

    In August 1993, the OTS issued a final rule which adds an interest rate risk component to the existing 8% risk-based capital requirement. Under the rule, a savings institution would be required to hold capital as a safeguard against interest rate exposure in an amount equal to 50% of the decline in the market value of the institution's portfolio equity (i.e., the net present value of the institution's assets, liabilities and certain off-balance-sheet items) that would result from a 200 basis point change in market interest rates. The requirement would apply to those institutions considered to be carrying "above normal" risk. "Above normal" risk is defined as occurring when the decline in the market value of the portfolio equity, under a 200 basis point rate change, exceeds 2% of the market value of the institution's assets.

    However, in October 1994, the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS publishes an appeals process. In August 1995, the OTS issued Thrift Bulletin No. 67 which allows eligible institutions to request an adjustment to their interest rate risk component as calculated by the OTS or to request use of their own models to calculate their interest rate component. The OTS also indicated that it will delay invoking its interest rate risk rule requiring institutions with "above normal" interest rate risk exposure to adjust their regulatory capital requirement until new procedures are implemented and evaluated. The OTS has not yet established an effective date for the capital deduction. Because of the Association's strong capitalization, management does not believe that compliance with the new rule would adversely affect its operations.

    Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, each federal banking agency is also required to establish capital levels for insured depository institutions including "well capitalized", "adequately capitalized", "undercapitalized" and "critically undercapitalized". A depository institution's capital adequacy will be measured on the basis of its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio. The degree of regulatory intervention is tied to the institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as the institution's capital declines.

    To be considered "well capitalized," an institution must generally have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage capital ratio of at least 5%. At February 29, 1996, the Association was considered to be "well capitalized." It is management's strong belief that even after making payment of the proposed one-time Savings Association Insurance Fund ("SAIF") deposit insurance premium, which is discussed in the "SAIF deposit insurance premiums" section under Noninterest Expense, the Association will still be considered "well capitalized." See Notes 13 and 14 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    Maryland Federal reported net income of $8.7 million ($2.76 primary earnings per share) in fiscal 1996 versus $9.1 million ($2.84 primary earnings per share) and $12.3 million ($3.72 primary earnings per share) in fiscal 1995 and 1994, respectively. Net income reflects the net interest income resulting from the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, and various other

    The following table presents, for the periods indicated, the changes in interest income and interest expense attributable to (i) changes in volume (changes in volume multiplied by prior year rate) and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes in rate/volume (determined by multiplying the change in rate by the change in volume) have been allocated to the change in rate and the change in volume based upon the respective percentages of their combined totals.

                                                                 FISCAL YEAR
                                            -------------------------------------------------------
                                                  1996 VS. 1995                1995 VS. 1994
                                            INCREASE (DECREASE) DUE TO   INCREASE (DECREASE) DUE TO
                                            --------------------------   --------------------------
                                            VOLUME    RATE       NET     VOLUME     RATE       NET
                                            ------   ------    -------   -------  ---------  ------
                                                                 (IN THOUSANDS)
Interest income:
  Loans receivable (1)                      $11,206   $   --   $11,206   $10,292   $(5,705)  $4,587
  Mortgage-backed and related securities        (41)      72        31     1,666      (181)   1,485
  Investment securities and other interest-
     earning assets                            (854)     644      (210)   (1,415)    1,184     (231)
                                            -------   ------   -------   -------   -------   ------
          Total interest income              10,311      716    11,027    10,543    (4,702)   5,841
                                            -------   ------   -------   -------   -------   ------
Interest expense:
  Deposits:
    Certificates of deposit                   6,460    4,957    11,417     1,769       403    2,172
    Noncertificate accounts                  (1,435)    (314)   (1,749)      155       (22)     133
  Advances from FHLB and other interest-
       bearing liabilities (2)                3,085    1,165     4,250     3,967       289    4,256
                                            -------   ------   -------   -------   -------   ------
          Total interest expense              8,110    5,808    13,918     5,891       670    6,561
                                            -------   ------   -------   -------   -------   ------
Increase (decrease) in net interest income  $ 2,201  $(5,092)  $(2,891)  $ 4,652   $(5,372)  $ (720)
                                            -------   ------   -------   -------   -------   ------
                                            -------   ------   -------   -------   -------   ------

(1) Includes loans held for sale.
(2) Includes interest expense on interest-bearing advances from borrowers for taxes and insurance.

    The following table sets forth, for the periods indicated, information regarding (i) the total dollar amounts of interest income of Maryland Federal from interest-earning assets and the resultant average yields;(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income and the interest rate spread; (iv) net interest-earning assets and the net yield earned on interest-earning assets; and (v) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are calculated on a daily basis. Yields and rates at February 29, 1996, are also indicated.

                             FEB. 29,     YEAR ENDED FEBRUARY 29,        YEAR ENDED FEBRUARY 28,      YEAR ENDED FEBRUARY 28,
                             1996 (4)             1996                           1995                         1994
                             --------   ---------------------------    --------------------------   --------------------------
                                                                        (DOLLARS IN THOUSANDS)
                             YIELD/     AVERAGE              YIELD/    AVERAGE             YIELD/   AVERAGE             YIELD/
                              RATE      BALANCE    INTEREST   RATE     BALANCE   INTEREST   RATE    BALANCE   INTEREST   RATE
                             ------     -------    --------  ------    -------   --------  ------   -------   --------  ------
Interest-earning assets: (1)
  Loans receivable (2)        7.48%    $  957,320  $72,215    7.54%   $809,647   $61,009    7.54%   $677,360  $56,422    8.33%
  Mortgage-backed and
   related securities         6.78%        71,042    4,809    6.77%     71,664     4,778    6.67%     46,789    3,293    7.04%
  Investment securities
   and other interest-
   earning assets             5.47%        51,758    3,094    5.98%     67,400     3,304    4.90%    101,787    3,535    3.47%
                                       ----------  -------            --------   -------            --------  -------
    Total interest-
     earning assets           7.33%     1,080,120   80,118    7.42%    948,711    69,091    7.28%    825,936   63,250    7.66%
                                                   -------                       -------                      -------
Noninterest-earning
 assets                                    15,771                       19,971                        15,153
                                       ----------                     --------                      --------
    Total assets                       $1,095,891                     $968,682                      $841,089
                                       ----------                     --------                      --------
                                       ----------                     --------                      --------
Interest-bearing
 liabilities:
  Deposits:
   Certificates of deposit    5.74%    $  604,892   35,059    5.80%   $485,176    23,558    4.86%   $448,084   21,386    4.77%
   Noncertificate accounts    2.75%       168,804    4,839    2.87%    217,283     6,672    3.07%    212,131    6,539    3.08%
                                       ----------  -------            --------   -------            --------  -------
    Total deposits            5.11%       773,696   39,898    5.16%    702,459    30,230    4.30%    660,215   27,925    4.23%
  Advances from FHLB and
   other interest-bearing
   liabilities (3)            5.87%       214,224   12,992    6.06%    161,850     8,742    5.40%     88,209    4,486    5.09%
                                       ----------  -------            --------   -------            --------  -------
    Total interest-bearing
     liabilities              5.27%       987,920   52,890    5.35%    864,309    38,972    4.51%    748,424   32,411    4.33%
                                                   -------                       -------                      -------
Noninterest-bearing
 liabilities                               20,751                       23,366                        18,009
                                       ----------                     --------                      --------
    Total liabilities                   1,008,671                      887,675                       766,433
Stockholders' equity                       87,220                       81,007                        74,656
                                       ----------                     --------                      --------
    Total liabilities and
     stockholders' equity              $1,095,891                     $968,682                      $841,089
                                       ----------                     --------                      --------
                                       ----------                     --------                      --------
Net interest income/
 interest rate spread         2.06%                $27,228    2.07%              $30,119    2.77%             $30,839    3.33%
                              -----                -------    -----              -------    -----             -------    -----
                              -----                -------    -----              -------    -----             -------    -----
Net interest-earning
 assets/net yield on
 interest-earning assets               $   92,200             2.52%   $ 84,402              3.17%   $ 77,512             3.73%
                                       ----------             -----   --------              -----   --------             -----
                                       ----------             -----   --------              -----   --------             -----
Ratio of interest-earning
 assets to interest-bearing
 liabilities                                                  1.09%                         1.10%                        1.10%
                                                              -----                         -----                        -----
                                                              -----                         -----                        -----


(1) Interest-earning assets include all assets on which interest was contractually due.
(2)      Includes loans held for sale.
(3) Average balances include $1.0 million, $1.0 million and $1.5 million of interest-bearing advances from borrowers for taxes and insurance during each of the respective years.
(4)      Based on stated interest rates at February 29, 1996.

elements such as provision for loan losses, noninterest income, noninterest expense, income tax expense, and for fiscal 1994, the cumulative effect of change in accounting for income taxes.

NET INTEREST INCOME

    During the year ended February 29, 1996, net interest income decreased by $2.9 million or 9.6% versus the prior fiscal year. The decrease was primarily the result of a 70 basis point net decrease in the yield earned on interest-earning assets over the rate paid on interest-bearing liabilities ("interest rate spread"), which more than offset a $7.8 million or 9.2% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1996 versus fiscal 1995. During the year ended February 28, 1995, net interest income decreased by $720,000 or 2.3% versus the prior fiscal year. The decrease was primarily the result of a 56 basis point net decrease in the interest rate spread, which more than offset a $6.9 million or 8.9% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1995 versus fiscal 1994.

INTEREST INCOME

    LOANS RECEIVABLE. For the fiscal year ended February 29, 1996, interest earned on loans receivable (including loans held for sale) increased by $11.2 million or 18.4% over the prior fiscal year. This increase resulted from a $147.7 million or 18.2% increase in the average balance of loans receivable, while maintaining an average yield earned on such assets at 7.54% during fiscal 1996 as compared to the prior fiscal year. For the year ended February 28, 1995, interest earned on loans receivable (including loans held for sale) increased by $4.6 million or 8.1% over the prior fiscal year. This increase resulted from a $132.3 million or 19.5% increase in the average balance of loans receivable, which more than offset a 79 basis point decrease in the average yield earned on such assets to 7.54% during fiscal 1995 as compared to the prior fiscal year. The increase in the average balance of loans receivable during both fiscal years was primarily due to the increased demand in mortgage loan originations, and loan purchases during fiscal 1995. The Association continues to offer adjustable rate mortgages and other rate sensitive loans, such as our Primeline Home Equity Lines of Credit and second trusts. These loans are generally retained in the loan portfolio while those loans sold in the secondary market are primarily fixed rate loans.

    MORTGAGE-BACKED AND RELATED SECURITIES. For the year ended February 29, 1996, interest earned on mortgage-backed and related securities increased by $31,000 or 0.6% over the prior fiscal year. This increase resulted from a 10 basis point increase in the average yield earned on mortgage-backed and related securities to 6.77%, which more than offset a $622,000 or 0.9% decrease in the average balance of such assets during fiscal 1996 as compared to fiscal 1995. The decrease in the average balance of mortgage-backed and related securities was the result of the prepayment of principal as well as the sales of mortgage-backed and related securities during fiscal 1996. Interest earned on mortgage-backed and related securities increased by $1.5 million or 45.1% during fiscal 1995 versus fiscal 1994. Such increase was primarily due to a $24.9 million or 53.2% increase in the average balance of mortgage-backed and related securities, which more than offset a 37 basis point decrease in the average yield earned on such assets to 6.67% during fiscal 1995 versus fiscal 1994. The increase in the average balance of such securities reflects purchases of new securities as a supplement to the mortgage loans held in the Association's loan portfolio.

    INVESTMENT SECURITIES AND OTHER INTEREST-EARNING ASSETS. Interest earned on investment securities and other interest-earning assets decreased by $210,000 or 6.4% during fiscal 1996 versus the prior fiscal year. This decrease was primarily due to a $15.6 million or 23.2% decrease in the average balance of investment securities and other interest-earning assets, which more than offset a 108 basis point increase in the average yield earned on such assets to 5.98% during fiscal 1996 versus fiscal 1995. During fiscal 1995, interest earned on investment securities and other interest-earning assets decreased by $231,000 or 6.5% versus the prior fiscal year. This decrease was primarily due to a $34.4 million or 33.8% decrease in the average balance of investment securities and other interest-earning assets, which more than offset a 143 basis point increase in the average yield earned on such assets to 4.90% during fiscal 1995 versus fiscal 1994. For both fiscal years, the decreases in the average balances were the result of management's decision to partially fund the growth in mortgage loans by reducing the Association's available liquidity.

INTEREST EXPENSE

    DEPOSITS. The Association's interest expense on deposits increased by $9.7 million or 32.0% to $39.9 million during fiscal 1996 versus the prior fiscal year. This increase was primarily due to a $71.2 million or 10.1% increase in the average balance of deposits to $773.7 million coupled with an 86 basis point increase in the average rate paid on such deposits during fiscal 1996 versus the prior fiscal year. During fiscal 1995, interest expense on deposits increased by $2.3 million or 8.3% as compared to the prior fiscal year. This increase was primarily due to a $42.2 million or 6.4% increase in the average balance of deposits coupled with a 7 basis point increase in the average rate paid on such deposits during fiscal 1995 versus fiscal 1994. The Association continued to offer competitive interest rates on deposits which helped to increase the average balance of deposits during fiscal 1996 and 1995. In addition, the acquisitions of several branch offices from The Resolution Trust Corporation and another financial institution during fiscal 1995 also contributed to the increase in the average balance of deposits during that fiscal year.

    BORROWED FUNDS. Interest expense on borrowed funds (consisting of FHLB advances and advances from borrowers for taxes and insurance) increased by $4.3 million or 48.6% during fiscal 1996 versus fiscal 1995. This increase was primarily due to a $52.4 million or 32.4% increase in the average balance of such funds to $214.2 million coupled with a 66 basis point increase in the average rate paid on such funds to 6.06% during fiscal 1996 versus the prior fiscal year. During fiscal 1995, interest expense on borrowed funds increased by $4.3 million or 94.9% versus the prior fiscal year, primarily as a result of a $73.6 million or 83.5% increase in the average balance of such funds coupled with a 31 basis point increase in the average rate paid on such funds to 5.40%. The increase of such funds during fiscal 1996 and fiscal 1995 reflects management's decision to fund a major portion of its loan growth with borrowed funds rather than deposits.

PROVISION FOR LOAN LOSSES

    Loan review procedures are utilized by the Association in order to ensure that potential problem loans are identified early, thereby lessening any potentially negative impact such problem loans may have on the Association's earnings. During fiscal 1996, 1995, and 1994, the Association's provision for loan losses totaled $120,000, $300,000, and $662,000, respectively. See also Note 5 of Notes to Consolidated Financial Statements.

    The allowance for loan losses is maintained at a level believed adequate by management to absorb losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the loan portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. While management uses the best information available to make such determinations, no assurance can be given as to whether future adjustments may be necessary.

    As of February 29, 1996, non-performing loans (loans ninety days or more delinquent but still accruing, and non-accrual loans) totaled $3.4 million and represented 0.34% of total loans receivable. At February 28, 1995 and 1994, non-performing loans totaled $1.6 million and $5.9 million, respectively, and represented 0.17% and 0.85%, respectively, of total loans receivable. During fiscal 1996, non-performing loans increased by $1.8 million as compared to fiscal 1995, due primarily to an increase in non-performing residential first mortgage and consumer loans which resulted from the soft economic conditions that existed in the current market area. During fiscal 1995, non-performing loans decreased by $4.3 million as compared to fiscal 1994, due primarily to significant reductions in the non-performing commercial loan portfolio.

    As of February 29, 1996, the allowance for loan losses amounted to $4.5 million and represented 132.1% of non-performing loans. As of February 28, 1995 and 1994, the allowance for loan losses amounted to $4.4 million and $4.2 million, respectively, and represented 284.2% and 70.9%, respectively, of non-performing loans. During fiscal 1995 and fiscal 1994, $50,000 and $739,000, respectively, were transferred out of the allowance for loan losses into the allowance for losses on foreclosed real estate. No such transfers took place during fiscal 1996.

NONINTEREST INCOME

    Total noninterest income increased by $3.7 million or 180.2% during fiscal 1996 versus fiscal 1995. This increase included a $3.2 million gain on sales of investment securities, as well as an $81,000 gain on sales of mortgage-backed and related securities, which were considered as maturities under SFAS 115. In addition, noninterest income increased by $100,000 or 7.2% in banking service charges and fees and $388,000 or 289.6% in gain on sales of first mortgage loans, which more than offset decreases of $28,000 or 9.3% in loan fees and service charges and $89,000 or 41.2% in other noninterest income during fiscal 1996 versus the prior fiscal year. The increase in banking service charges and fees was due primarily to increases in administrative fees received on insurance services, service fees collected on both commercial and noncommercial checking accounts, and other miscellaneous fees charged on customer accounts during fiscal 1996 versus fiscal 1995. The increase in gain on sales of first mortgage loans was due primarily to an increase in the origination of loans to be held for sale during fiscal 1996 versus the prior fiscal year. The decrease in other noninterest income was due primarily to decreased income earned by the Association's subsidiary, MASSLA Corporation, which offers various insurance products to the Association's customers and employees, during fiscal 1996 versus fiscal 1995. There were no sales of investment securities during fiscal 1995 and fiscal 1994.

    Total noninterest income decreased by $908,000 or 30.8% during fiscal 1995 versus fiscal 1994. This decrease was the result of a $152,000 or 33.5% decrease in loan fees and service charges, a $202,000 or 12.7% decrease in banking service charges and fees, a $432,000 or 76.3% decrease in gain on sales of first mortgage loans, and a $122,000 or 36.1% decrease in other noninterest income during fiscal 1995 as compared to fiscal 1994. The decrease in loan fees and service charges was due primarily to a decrease in the Company's loan servicing portfolio during fiscal 1995 versus the prior fiscal year. The decrease in banking service charges and fees was due primarily to decreases in administrative fees received on insurance services and income generated from sales of investment products to customers pursuant to an agreement with Marketing One Securities, Inc., during fiscal 1995 versus fiscal 1994. The decrease in gain on sales of first mortgage loans was due primarily to a decrease in the origination of loans to be held for sale during fiscal 1995 versus the prior fiscal year. The decrease in other noninterest income was due primarily to decreased income earned by the Association's subsidiary, MASSLA Corporation, during fiscal 1995 versus fiscal 1994.

NONINTEREST EXPENSE

    Total noninterest expense increased by $1.4 million or 8.4% and $2.8 million or 19.6% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years. The components of noninterest expense are discussed below.

    COMPENSATION AND BENEFITS. Compensation and benefits increased by $436,000 or 5.2%
and $1.2 million or 16.1% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years. The increases in compensation and benefits were due primarily to additional staffing necessitated by the expansion of branch and loan production offices as well as the creation of a new proof-of-deposit department during fiscal 1995 which also resulted in increased expenses during the 1996 fiscal year. In addition, the Association experienced increased rates associated with employee health care expense during fiscal 1995.

    OCCUPANCY AND EQUIPMENT. Occupancy and equipment expense increased by $399,000 or 14.3% and $404,000 or 16.9% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years. Costs incurred with the relocation of two branch offices, the creation of a new proof-of-deposit department and new branch and loan production offices in fiscal 1995, contributed to the increases in occupancy and equipment expenses during both fiscal 1996 and fiscal 1995. In addition, for both fiscal years, the increases were also the result of increases in depreciation expense and maintenance contract expense related to the acquisition of additional furniture and equipment.

    SAIF DEPOSIT INSURANCE PREMIUMS. SAIF deposit insurance premiums paid to the Federal Deposit Insurance Corporation ("FDIC") increased by $180,000 or 11.5% and $137,000 or 9.5% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years, due primarily to an increase in the average balance of deposits.

    Deposits of the Association are currently insured by the FDIC through the SAIF. Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits.
 Members of the SAIF and BIF have been paying average deposit insurance premiums of between 23 and 25 basis points. While the BIF has reached the required reserve ratio, the SAIF is not expected to be recapitalized until 2002 at the earliest.

    The FDIC has established a new assessment rate schedule of zero to 27 basis points for BIF members beginning on January 1, 1996. Under that schedule, approximately 91% of BIF members will pay the lowest assessment rate of zero basis points (subject to a $2,000 minimum). With respect to SAIF member institutions, the existing assessment rate of 23 to 31 basis points applicable to SAIF member institutions has been retained.

    In order to mitigate the effect of the BIF/SAIF premium disparity, both the House and Senate approved legislation included in the Balanced Budget Act of 1995 which would, among other things, recapitalize the SAIF by a one-time charge of SAIF-insured institutions of approximately $6.6 billion, or approximately $.80 to $.85 for every $100.00 of deposits, and eventually merge the SAIF with the BIF. The legislation was vetoed by the President for reasons unrelated to the recapitalization of the SAIF. The Association currently is unable to predict the likelihood of enactment of such legislation. If the proposed assessment of $.80 to $.85 per $100.00 of deposits was effected based on deposits as of March 31, 1995, as proposed, the Association's pro rata share would amount to approximately $6.1 million to $6.5 million, respectively.

    LOSS ON FORECLOSED REAL ESTATE, NET. During the fiscal year ended February 29, 1996, loss on foreclosed real estate, net, decreased by $65,000 or 17.9% versus the prior fiscal year, due primarily to a decrease of $100,000 in provision for losses on foreclosed real estate. During fiscal 1995, loss on foreclosed real estate, net, increased by $332,000 versus the prior fiscal year. During fiscal 1995, the increase was primarily due to a $300,000 provision for losses on foreclosed real estate. There was no such provision made during fiscal 1994. Foreclosed real estate, net, totaled $2.1 million, $2.7 million and $3.2 million at year-end 1996, 1995 and 1994, respectively. See also Note 5 of Notes to Consolidated Financial Statements.

    ADVERTISING. Advertising expense increased by $28,000 or 5.5% and $27,000 or 5.6% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years.

    OTHER. Other noninterest expense increased by $463,000 or 13.2% and $739,000 or 26.8% during fiscal 1996 and fiscal 1995, respectively, versus the comparable prior fiscal years. During fiscal 1996, the increase in other noninterest expense resulted from amortization of the cost in excess of fair value of net assets acquired related to the acquisition of certain branch offices during fiscal 1995. In addition, increases in regulatory exam fees, postage and telephone expense during fiscal 1996 versus the prior fiscal year, and losses due to two branch robberies during fiscal 1996, contributed to the increase in other noninterest expense. During fiscal 1995, the increase in other noninterest expense was due primarily to amortization of the cost in excess of fair value of net assets acquired related to the acquisition of certain branch offices, creation of a proof-of-deposit department, and also increases in printing, postage, stationary, supplies, microfilm costs, courier services and telephone expense due to the expansion of the Association's branch and loan production office network.

INCOME TAXES

    Maryland Federal made provisions for income taxes of $5.5 million, $5.7 million and $7.1 million in fiscal 1996, 1995 and 1994, respectively. The $145,000 or 2.6% and $1.4 million or 20.0% decrease during fiscal 1996 and fiscal 1995, respectively, as compared to the comparable prior fiscal years, was due to the decreased profitability of the Association. The effective tax rate for each of the three fiscal years was 38.8%, 38.5% and 37.7%, respectively.

    Effective March 1, 1993, Maryland Federal adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 changes the way companies record deferred tax liabilities or assets and requires ongoing adjustments for enacted changes in tax rates and regulations. The cumulative effect of the change in accounting for income taxes on prior years increased net income by $547,000 or $.17 per share, in fiscal 1994. See also Note 11 of Notes to Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

    GENERAL. The management of Maryland Federal recognizes that as a depository institution it is subject to interest rate risk due to timing differences in the repricing of its assets and liabilities. As a result, Maryland Federal's earnings are largely dependent on its net interest income, which is determined by the Association's interest rate spread and the relative amounts of interest-earning assets and interest-bearing liabilities.

    The Association's primary objectives, with respect to asset and liability management, are to (i) improve the rate sensitivity of its interest-earning assets in relation to interest-bearing liabilities; and (ii) increase the ratio of interest-sensitive assets to interest-sensitive liabilities with like maturities.

    MONITORING. Management presently monitors and evaluates the potential impact of interest rate movements upon the market value of portfolio equity and the level of net interest income on a monthly basis. This evaluation is performed in compliance with OTS regulations and is compared to Board established limits to ensure that interest rate risk is maintained within these guidelines. Various strategies are employed to further strengthen Maryland Federal's interest rate risk position.

    STRATEGIES. The Association utilizes a variety of methods to achieve its asset and liability objectives, including emphasis on origination of adjustable first trust loans for its portfolio, second trusts, and the sale of fixed-rate mortgage loans in the secondary market. For the year ended February 29, 1996, the Association's interest rate spread decreased to 2.07% as compared to 2.77% during the prior fiscal year. The Association continues to be adversely affected by a more rapid increase in its liability costs when compared to the increases in the interest rates earned on its loans and securities.

    REPRICING. Comparison of maturities of repricing interest-earning assets and interest-bearing liabilities is illustrated in the following "gap" table. This table defines interest-sensitive assets and liabilities as those which mature or reprice within one year or less. As shown in the table, the ratio of the Association's one-year gap to total assets was 29.3% as of February 29, 1996 versus 24.0% and 26.6% as of February 28, 1995 and 1994, respectively. The deterioration in the one-year gap at February 29, 1996 versus the prior fiscal year end is due primarily to increases of $115.2 million in deposits and $5.1 million in advances from the FHLB and other interest-bearing liabilities which more than offset increases of $35.8 million in loans and mortgage-backed and related securities and $4.2 million in investment securities and other interest-earning assets. These changes reflect management's decision during fiscal 1995 and 1996 to fund loan growth through a combination of short-term advances from the FHLB and longer-term certificates of deposits, which are now approaching their scheduled maturities.


                                                     FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,
                                                     ------------  ------------  ------------
                                                         1996          1995          1994
                                                     ------------  ------------  ------------
                                                              (DOLLARS IN THOUSANDS)
Interest-sensitive assets:
  Loans and mortgage-backed and related securities (1) $252,629      $216,868      $184,944
  Investment securities and other interest-earning
    assets                                               45,585        41,374        89,770
                                                       --------      --------      --------
Total interest-sensitive assets                         298,214       258,242       274,714
                                                       --------      --------      --------
Interest-sensitive liabilities:
  Deposits                                              504,358       389,177       471,074
  Advances from FHLB and other interest-bearing
    liabilities (2)                                     128,579       123,464        35,368
                                                       --------      --------      --------
Total interest-sensitive liabilities                    632,937       512,641       506,442
                                                       --------      --------      --------
Excess of interest-sensitive liabilities over
  interest-sensitive assets (Gap)                      $334,723      $254,399      $231,728
                                                       --------      --------      --------
                                                       --------      --------      --------
Ratio of Gap to total assets                               29.3%         24.0%         26.6%
                                                       --------      --------      --------
                                                       --------      --------      --------


(1) Includes loans held for sale.
(2) Includes $0.8 million, $0.9 million and $1.1 million of interest-bearing advances from borrowers for taxes and insurance for each of the respective years.

LIQUIDITY AND CAPITAL RESOURCES

    The Association is required under certain federal regulations to maintain specified levels of "liquid" investments including United States Government and federal agency securities and other investments. Regulations currently in effect require the Association to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short-term borrowings, of which short-term liquid assets must consist of not less than 1%. The Association has consistently maintained liquidity at or above the levels required by the regulations.

    The Association's principal sources of funds are deposits, amortization and prepayment of outstanding loans, borrowed funds and proceeds from the sale of loans. During the past several years, the Association has used such funds primarily to maintain its required liquidity levels, meet its ongoing commitments to fund maturing savings certificates and savings withdrawals, and fund existing and continuing loan commitments.

    At February 29, 1996, the Association had $1.7 million of undisbursed loan funds and $64.0 million in approved loan commitments. These commitments were partially offset by $33.3 million in forward commitments to sell. The Association anticipates that it will have the funds necessary to meet these obligations through the sources of funds mentioned above. The amount of certificate accounts which are scheduled to mature in fiscal 1997 is $429.5 million. Management believes that, by evaluating competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Association.

IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles, which typically requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. See Note 23 of Notes to Consolidated Financial Statements for estimated fair values of certain assets and liabilities.

    Virtually all of the assets and liabilities of Maryland Federal are monetary in nature. As a result, interest rates have a more significant impact on Maryland Federal's performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

    The following table summarizes the estimated maturities or repricing of Maryland Federal's interest-earning assets and interest-bearing liabilities at February 29, 1996. The weighted average rate of each category of assets and liabilities is given below the respective dollar amounts. Management assumes, based on the Association's experience, that certain loans receivable and mortgage-backed securities can be expected to experience prepayments of principal and that a substantial amount of core deposits will have significantly longer effective maturities in spite of being subject to immediate withdrawal terms.


                                                               FEBRUARY 29, 1996
                                     ---------------------------------------------------------------------------
                                                MORE THAN    MORE THAN   MORE THAN  MORE THAN
                                                 1 YEAR       3 YEARS     5 YEARS   10 YEARS    MORE
                                      1 YEAR       TO            TO          TO        TO       THAN
                                     OR LESS     3 YEARS      5 YEARS     10 YEARS  20 YEARS   20 YEARS    TOTAL
                                     --------   ---------    ---------   ---------  --------   --------    -----
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Fixed-rate mortgage loans (1)    $  75,173   $ 105,800     $109,719   $ 92,419   $46,493   $ 4,807   $  434,411
                                         8.01%       7.79%        8.40%      7.62%     7.56%     7.64%        7.92%
   Adjustable and floating-rate
     mortgage loans                   159,969     211,441      147,427     33,767       --        --        552,604
                                         7.24%       6.98%        7.12%     7.39%       --        --           7.12%

   Consumer and other loans             1,410       1,912         847       --          --        --          4,169
                                         9.72%       9.72%       9.72%      --          --        --           9.72%

   Mortgage-backed and related
     securities                        16,077      13,142       7,168     18,061    11,379        368        66,195
                                         6.21%       6.95%       7.03%     6.94%      6.90%      7.07%         6.78%

   Investment securities and other
     interest-earning assets           45,585       2,792         664       812       --       12,514        62,367
                                         5.03%       5.30%       4.76%     4.29%      --         7.25%         5.47%
                                    ----------  ----------   ---------  --------    -------   --------   -----------

Total interest-earning assets         298,214     335,087     265,825   145,059     57,872     17,689     1,119,746
                                         7.05%       7.24%       7.65%     7.46%      7.43%      7.35%         7.33%
                                    ----------  ----------   ---------  --------    -------   --------   -----------
Interest-bearing liabilities:
    Deposits                          504,358     192,821      49,979    31,864       6,347     3,562       788,931
                                         5.26%       5.09%       5.15%     2.98%       2.74%     2.94%         5.11%

   Advances from FHLB and other
    interest-bearing liabilities (2)  128,579     114,350       1,000       680        --         --        244,609
                                         6.04%       5.68%       4.90%     6.50%       --         --           5.87%
                                    ----------  ----------   ---------  --------    -------   --------   -----------
Total interest-bearing liabilities    632,937     307,171      50,979    32,544       6,347      3,562    1,033,540
                                         5.42%       5.31%       5.16%     3.05%       2.74%      2.94%        5.27%
                                    ----------  ----------   ---------  --------    -------   --------   -----------
Excess (deficiency) of interest-
   earning assets over interest-
   bearing liabilities              $(334,723)  $  27,916    $214,846  $112,515     $51,525    $14,127   $   86,206
                                    ----------  ----------   ---------  --------    -------   --------   -----------
                                    ----------  ----------   ---------  --------    -------   --------   -----------

Cumulative excess (deficiency)
   of interest-earning assets
   over interest-bearing
   liabilities                      $(334,723)  $(306,807)   $(91,961)  $20,554     $72,079    $86,206   $   86,206
                                    ----------  ----------   ---------  --------    -------   --------   -----------
                                    ----------  ----------   ---------  --------    -------   --------   -----------

Cumulative excess (deficiency)
   as a percentage of total
   assets                              (29.28)%    (26.83)%    (8.04)%     1.80%      6.30%       7.54%        7.54%
                                    ----------  ----------   ---------  --------    -------   --------   -----------
                                    ----------  ----------   ---------  --------    -------   --------   -----------

(1) Includes loans held for sale.
(2) Includes $0.8 million of interest-bearing advances from borrowers for taxes and insurance.

SELECTED CONSOLIDATED
FINANCIAL AND OPERATING DATA

                                  FEB. 29,               FEBRUARY 28,         FEB. 29,
                                  -------       --------------------------    -------
                                   1996          1995       1994     1993       1992
                                  -------       ------     ------   ------     ------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

AT YEAR END:
Total assets                    $1,143,338   $1,058,781   $872,167  $814,789  $818,199
Loans receivable (1)               991,184      898,728    696,993   644,329   640,668
Mortgage-backed and related
 securities                         66,195       75,436     44,106    53,586    45,864
Investment securities and other
  interest-earning assets (2)       62,367       60,765    105,100    92,835    107,592
Deposits                           788,931      763,754    678,050   666,232   683,928
Borrowed funds                     243,780      190,730    103,180    65,680    59,500
Stockholders' equity                93,982       85,796     77,623    69,196    60,268

FOR THE YEAR ENDED:
Total interest income               80,118       69,091     63,250    67,722    72,104
Total interest expense              52,890       38,972     32,411    38,598    50,923
                                  --------    ---------   --------  --------  --------
Net interest income                 27,228       30,119     30,839    29,124    21,181
Provision for loan losses              120          300        662     1,940     1,361
                                  --------    ---------   --------  --------  --------
Net interest income after
 provision for loan losses          27,108       29,819     30,177    27,184    19,820
Banking service charges and fees     1,492        1,392      1,594     1,087       785
Gain on sales of interest-earning
 assets                              3,834          134        566       665       696
Other noninterest income               401          518        792       636       567
Noninterest expense                 18,566       17,125     14,320    12,707    11,863
Income before income taxes and
 cumulative effect of accounting
 change                             14,269       14,738     18,809    16,865    10,005
Income tax expense                   5,530        5,675      7,097     6,485     4,058
Income before cumulative effect
 of accounting change                8,739        9,063     11,712    10,380     5,947
Cumulative effect of change in
 accounting for income taxes          --           --          547       --       --
Net income                        $  8,739    $   9,063   $ 12,259  $ 10,380  $  5,947
                                  --------    ---------   --------  --------  --------
                                  --------    ---------   --------  --------  --------

Primary earnings per share (3)    $   2.76    $    2.84   $   3.72  $   3.17  $   1.87
                                  --------    ---------   --------  --------  --------
                                  --------    ---------   --------  --------  --------

Return on equity                       9.7%        11.1%      16.7%     16.0%     10.2%
Equity-to-assets                       8.2%         8.5%       8.7%      7.9%      7.4%
Cash dividends declared per
 share (3)                        $   .575    $     .46   $   .395  $   .254  $   .243
Dividend payout ratio                 20.8%        16.2%     10.6%       8.0%     13.0%

Number of full service facilities       25           26        21         21        19


(1) Includes loans held for sale.
(2) Includes investment securities, federal funds sold, securities purchased under agreements to resell and interest-bearing deposits.
(3) As adjusted for 10% stock dividend declared on August 20, 1992.

                                                      FINANCIAL STATEMENTS


    Consolidated Statements of Financial Condition                      16

                 Consolidated Statements of Income                      17

   Consolidated Statements of Stockholders' Equity                      18

             Consolidated Statements of Cash Flows                      19

        Notes to Consolidated Financial Statements                      20

MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                             FEBRUARY 29,    FEBRUARY 28,
                                                1996            1995
                                             ------------    ------------
                                                    (IN THOUSANDS)

ASSETS

Cash and cash equivalents                  $     27,963     $   15,775
Securities purchased under agreements
 to resell                                       11,034          9,623
Securities available for sale                    74,791          7,722
Securities held to maturity (fair
 value, 1996 -- $10,007,000 and
   1995 -- $96,768,000)                          10,072         99,012
Loans held for sale, at cost                     16,296          2,871
Loans receivable, net                           974,888        895,857
Accrued interest receivable                       6,009          5,611
Federal Home Loan Bank stock, at cost            12,514          9,784
Foreclosed real estate, net                       2,090          2,695
Premises and equipment, net                       4,829          5,389
Other assets                                      2,852          4,442
                                             ----------     ----------
        Total assets                         $1,143,338     $1,058,781
                                             ----------     ----------
                                             ----------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits                                     $  788,931     $  763,754
Advances from Federal Home Loan Bank of
 Atlanta                                        243,780        190,730
Advances from borrowers for taxes and
 insurance                                        9,124          9,711
Income taxes                                      2,143          3,451
Accrued expenses and other liabilities            5,378          5,339
                                             ----------     ----------
     Total liabilities                        1,049,356        972,985
                                             ----------     ----------


COMMITMENTS AND CONTINGENCIES
 (Notes 16 and 20)

STOCKHOLDERS' EQUITY
Preferred stock; 10,000,000 shares
 authorized, none issued                           --            --
Common stock; $.01 par value;
 15,000,000 shares authorized;
  shares issued, 1996 -- 3,821,081
  and 1995 -- 3,712,424                              38             37
Additional paid-in capital                       34,917         33,191
Retained earnings, substantially restricted      67,492         60,537
Unrealized holding gains, net                     2,420          2,916
Treasury stock, at cost; 671,376 shares         (10,885)       (10,885)
                                             ----------     ----------
     Total stockholders' equity                  93,982         85,796
                                             ----------     ----------
        Total liabilities and stockholders'
         equity                              $1,143,338     $1,058,781
                                             ----------     ----------
                                             ----------     ----------

See Notes to Consolidated Financial Statements.

                 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                           YEAR ENDED    YEAR ENDED    YEAR ENDED
                                           FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,
                                              1996         1995           1994
                                           -----------   -----------   -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Interest income:
  Loans receivable:
    First mortgage loans                     $67,093      $56,960       $52,562
    Consumer and other loans                   5,122        4,049         3,860
  Investment securities                        2,566        2,596         2,013
  Mortgage-backed and related securities       4,809        4,778         3,293
  Other interest-earning assets                  528          708         1,522
                                             -------      -------       -------
    Total interest income                     80,118       69,091        63,250
                                             -------      -------       -------

Interest expense:
  Deposits                                    39,898       30,230        27,925
  Advances from Federal Home Loan Bank of
   Atlanta                                    12,962        8,714         4,444
  Advances from borrowers for taxes and
   insurance                                      30           28            42
                                             -------      -------       -------
    Total interest expense                    52,890       38,972        32,411
                                             -------      -------       -------

Net interest income                           27,228       30,119        30,839

Provision for loan losses                        120          300           662
                                             -------      -------       -------
Net interest income after provision for
 loan losses                                  27,108       29,819        30,177
                                             -------      -------       -------

Noninterest income:
  Loan fees and service charges                  274          302           454
  Banking service charges and fees             1,492        1,392         1,594
  Gain on sales of first mortgage loans          522          134           566
  Gain on sales of investment and mortgage-
   backed securities                           3,312          --            --
  Other                                          127          216           338
                                             -------      -------       -------
    Total noninterest income                   5,727        2,044         2,952
                                             -------      -------       -------

Noninterest expense:
  Compensation and benefits                    8,828        8,392         7,226
  Occupancy and equipment                      3,190        2,791         2,387
  SAIF deposit insurance premiums              1,752        1,572         1,435
  Loss on foreclosed real estate, net            299          364            32
  Advertising                                    536          508           481
  Other                                        3,961        3,498         2,759
                                             -------      -------       -------
    Total noninterest expense                 18,566       17,125        14,320
                                             -------      -------       -------

Income before income taxes and
 cumulative effect of accounting change       14,269       14,738        18,809
Income tax expense                             5,530        5,675         7,097
                                             -------      -------       -------
Income before cumulative effect of
 accounting change                             8,739        9,063        11,712
Cumulative effect of change in accounting
 for income taxes                                --          --             547
                                             -------      -------       -------
NET INCOME                                  $  8,739      $ 9,063      $ 12,259
                                             -------      -------       -------
                                             -------      -------       -------

Primary earnings per share:
  Income before cumulative effect of
   accounting change                        $  2.76       $  2.84      $   3.55
  Cumulative effect of change in
   accounting for income taxes                 --            --             .17
                                             -------      -------       -------
  Net income                                $  2.76       $  2.84      $   3.72
                                             -------      -------       -------
                                             -------      -------       -------


See Notes to Consolidated Financial Statements.

 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          RETAINED     UNREALIZED
                                             ADDITIONAL   EARNINGS,     HOLDING                 TOTAL
                                    COMMON    PAID-IN   SUBSTANTIALLY    GAINS,    TREASURY  STOCKHOLDERS'
                                    STOCK     CAPITAL    RESTRICTED       NET       STOCK       EQUITY
                                    ------   ---------- -------------  ----------  -------   -------------
                                                           (IN THOUSANDS)
  Balance, February 28, 1993         $36      $31,235     $41,878       $   --     $ (3,953)    $69,196
  Net income                          --           --      12,259           --           --      12,259
  Issuance of 84,291 shares of common
    stock under stock plans           --          899          --           --           --         899
  Purchase of 133,782 shares of
    treasury stock                    --           --          --           --       (3,484)     (3,484)
  Cash dividends ($.395 per share)    --           --      (1,247)          --           --      (1,247)
                                     ---      -------     -------       ------     --------     -------
Balance, February 28, 1994            36       32,134      52,890           --       (7,437)     77,623
  Net income                          --           --       9,063           --           --       9,063
  Issuance of 69,172 shares of common
    stock under stock plans            1        1,057          --           --           --       1,058
  Purchase of 140,475 shares of
    treasury stock                    --           --          --           --       (3,448)     (3,448)
  Cash dividends ($.46 per share)     --           --      (1,416)          --           --      (1,416)
  Change in unrealized holding
    gains, net                        --           --          --        2,916           --       2,916
                                     ---      -------     -------       ------     --------     -------
Balance, February 28, 1995            37       33,191      60,537        2,916      (10,885)     85,796
  Net income                          --           --       8,739           --           --       8,739
  Issuance of 108,657 shares of common
    stock under stock plans            1       1,726          --           --           --        1,727
  Cash dividends ($.575 per share)    --           --      (1,784)          --           --      (1,784)
  Change in unrealized holding
    gains, net                        --           --          --         (496)          --        (496)
                                     ---      -------     -------       ------     --------     -------
Balance, February 29, 1996           $38      $34,917     $67,492        $2,420    $(10,885)    $93,982
                                     ---      -------     -------       ------     --------     -------
                                     ---      -------     -------       ------     --------     -------


See Notes to Consolidated Financial Statements.

                 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                              FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                                                                  1996           1995           1994
                                                                              ------------   ------------   ------------
                                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income                                                                   $   8,739      $   9,063      $ 12,259
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
    Cumulative effect of change in accounting for income taxes                        --             --          (547)
    Depreciation and amortization:
      Premises and equipment                                                       1,123            884           747
      Other                                                                         (722)        (1,547)       (2,729)
    Loans originated for sale                                                    (67,152)       (15,454)      (38,257)
    Sale of loans originated for sale                                             53,727         13,967        38,640
    Federal Home Loan Bank stock dividend                                             --             --          (439)
    Provision for losses on loans and foreclosed real estate                         320            600           662
    Gain on sales of securities                                                   (3,312)            --            --
    Gain on sales of foreclosed real estate                                          (27)           (74)          (56)
    Deferred income taxes                                                           (970)          (211)          912
    Decrease (increase) in:
      Accrued interest receivable                                                   (398)          (783)          630
      Other assets                                                                 1,725         (2,283)         (748)
    Increase (decrease) in:
      Current income taxes payable                                                   (19)           724          (308)
      Accrued expenses and other liabilities                                         (85)         1,683          (931)
                                                                                --------      --------       --------
        Net cash provided by (used in) operating activities                       (7,051)         6,569         9,835
                                                                                --------      --------       --------
INVESTING ACTIVITIES:
  Loans originated                                                              (149,152)      (225,562)     (235,007)
  Loans purchased                                                                 (1,006)       (71,535)      (36,484)
  Principal collected on loans                                                    71,825         97,445       220,702
  Purchases of securities:
    Available for sale                                                            (3,364)          (619)           --
    Held to maturity                                                                  --        (54,796)      (36,711)
  Principal collected on mortgage-backed and related securities                    8,361         10,056        17,588
  Proceeds from maturities of securities:
    Available for sale                                                                --          2,557            --
    Held to maturity                                                              14,130         17,000        28,100
  Net decrease (increase) in securities purchased under agreements to resell      (1,411)        19,395        13,711
  Increase in Federal Home Loan Bank stock                                        (2,730)       (1,633)            --
  Proceeds from sales of securities:
    Available for sale                                                             3,423            --             --
    Held to maturity                                                               1,909            --             --
  Proceeds from sales of foreclosed real estate                                      713           871            652
  Purchases of premises and equipment                                               (563)       (2,762)          (792)
                                                                                --------      --------       --------
        Net cash used in investing activities                                    (57,865)     (209,583)       (28,241)
                                                                                --------      --------       --------
FINANCING ACTIVITIES:
  Net increase (decrease) in deposits                                             25,177        35,202         (8,253)
  Proceeds from acquisitions of deposits                                              --        50,502         20,071
  Proceeds from Federal Home Loan Bank advances                                  249,350       178,800         57,000
  Principal payments on Federal Home Loan Bank advances                         (196,300)      (91,250)       (19,500)
  Net increase (decrease) in advances from borrowers for taxes and insurance        (587)        1,060            402
  Proceeds from issuance of stock under stock plans                                1,124           743            899
  Purchase of treasury stock                                                          --        (3,448)        (3,484)
  Cash dividends paid                                                             (1,660)       (1,363)        (1,142)
                                                                                --------      --------       --------
        Net cash provided by financing activities                                 77,104       170,246         45,993
                                                                                --------      --------       --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  12,188       (32,768)        27,587
CASH AND CASH EQUIVALENTS:
  Beginning of year                                                               15,775        48,543         20,956
                                                                                --------      --------       --------
  End of year                                                                   $ 27,963      $ 15,775       $ 48,543
                                                                                --------      --------       --------
                                                                                --------      --------       --------

See Notes to Consolidated Financial Statements.

                     MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Maryland Federal Bancorp, Inc. (the "Company") is the unitary savings and loan holding company and sole stockholder of Maryland Federal Savings and Loan Association (the "Association"). The Company does not presently own or operate any subsidiary except for the Association. The Association operates 25 branches located in Prince George's, Montgomery, Charles, Calvert and Anne Arundel Counties in Maryland.

The Association is primarily engaged in the business of attracting deposits from the general public and investing such deposits in permanent loans secured by first liens on one- to four-family residential properties located in the Washington, DC area. The Association, through a subsidiary, engages in insurance agency activities to a limited extent.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company, the Association and its wholly-owned subsidiary, MASSLA Corporation (collectively, "Maryland Federal"). All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS:

Cash equivalents consist of Federal funds sold. For purposes of the consolidated statements of cash flows, Maryland Federal considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY:

Effective March 1, 1994, Maryland Federal adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Debt securities for which Maryland Federal has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for premiums and discounts that are recognized in interest income using a method which approximates the interest method. Debt securities not classified as held to maturity and equity securities are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of the related tax effect.

Should any securities be sold, gains and losses would be recognized using the specific-identification method. If there are declines in the fair value of individual securities below their cost that are other than temporary, such declines will be included in earnings as realized losses.

The adoption of SFAS 115, which has not been applied retroactively to prior years' financial statements, resulted in an increase in stockholders' equity by an after-tax amount of $2.7 million as of March 1, 1994. Prior to March 1, 1994, equity securities were stated at cost and debt securities, including mortgage-backed and related securities were stated at cost, adjusted for amortization of premiums and discounts.

LOANS HELD FOR SALE:

Mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or estimated market value. Net unrealized losses, if any, are recognized in a valuation allowance by charges to operations.

LOANS RECEIVABLE:

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees, costs and discounts. Discounts and premiums on loans are amortized and reflected as an addition to or reduction of income using the interest method over the remaining period to contractual maturity.

The allowance for loan losses is increased by provisions charged to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Association's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer in doubt, in which case the loan is returned to accrual status.

LOAN ORIGINATION AND COMMITMENT FEES AND RELATED COSTS:

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount is being amortized as an adjustment of the related loan's yield over the life of the loan. When loans are sold or prepaid, the related unamortized loan fees are recognized in income.

FORECLOSED REAL ESTATE:

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at the lower of cost or fair value at the date of acquisition. Losses estimated at the time of acquisition are charged to earnings in the period in which the property is acquired and reduced by any allowance for loss previously provided against the related loan. Holding costs are charged to expense in the period in which incurred. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

Management periodically evaluates the recoverability of the carrying value of foreclosed real estate. An allowance, if necessary, is provided to reduce the carrying value to its fair value less estimated selling costs.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method. Leasehold improvements are being amortized using the straight-line method over the terms of the related leases.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

Cost in excess of fair value of net assets acquired is being amortized using the straight-line method over 7 years. The unamortized balance was $1,568,000 and $1,937,000 as of February 29, 1996 and February 28, 1995,
respectively, and is included in other assets in the accompanying consolidated statements of financial condition.

INCOME TAXES:

The Company files a consolidated Federal income tax return with its subsidiary. Effective March 1, 1993, Maryland Federal adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") and has reported the cumulative effect of the change in the method of accounting for income taxes as of March 1, 1993, in the consolidated statement of income for the year ended February 28, 1994. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are recorded using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE:

Primary earnings per share are computed based on the weighted average number of shares actually outstanding, as adjusted for applicable stock dividends, plus the shares that would be outstanding assuming exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock during the year. The number of shares used in the computations of primary earnings per share was 3,167,472, 3,196,572 and 3,298,506 in fiscal 1996, 1995 and 1994, respectively. Maryland Federal has not separately reported fully diluted earnings per share since the amounts are not materially different from primary earnings per share.

DERIVATIVE FINANCIAL INSTRUMENTS:

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This statement requires certain disclosures about financial derivatives, including amounts, nature and terms of the instruments. All derivative financial instruments held or issued by Maryland Federal are held or issued for purposes other than trading. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. See disclosures in Notes 16, 20 and 23 to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS:

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in March 1995. This statement establishes accounting standards for impairment of certain long-lived assets held for use and held for disposal. This statement will be effective for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on Maryland Federal.

Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" was issued in May 1995. This statement requires recognition as a separate asset at fair value, the rights to service mortgage loans for others and evaluation of mortgage servicing rights for impairments. This statement will be effective for fiscal years beginning after December 15, 1995, and is not expected to have a significant impact on Maryland Federal.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") was issued in October 1995. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 defines a fair value based method of accounting for such plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees".
 SFAS 123 will be effective for transactions entered into in fiscal years that begin after December 15, 1995. Maryland Federal intends to follow the accounting prescribed by APB Opinion No. 25.

RECLASSIFICATIONS:

Certain amounts for fiscal 1995 and 1994 have been reclassified to conform to the presentation for fiscal 1996.

NOTE 2 -- SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL:

Securities purchased under agreements to resell are summarized as follows:

                             FEBRUARY 29,   FEBRUARY 28,
                                1996           1995
                             ------------   -----------
                                    (IN THOUSANDS)

Mortgage-backed securities   $    11,034    $    7,955
U.S. Government securities            --         1,668
                             ------------   -----------

    Total                    $    11,034    $    9,623
                             ------------   -----------
                             ------------   -----------

The Association enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the consolidated statements of financial condition. The securities underlying the agreements are book-entry securities. The securities were delivered by appropriate entry into a third-party custodian's account designated by the Association under a written custodial agreement that explicitly recognizes the Association's interest in the securities. At February 29, 1996, these agreements mature within ninety days. All of the agreements were to resell the identical securities. Securities purchased under agreements to resell averaged approximately $6,800,000 and $12,600,000 during fiscal 1996 and 1995, respectively, and the maximum amounts outstanding at any month-end during fiscal 1996 and 1995 were approximately $11,000,000 and $25,600,000, respectively.

NOTE 3 -- SECURITIES:

A summary of securities is as follows:


                                                        GROSS              GROSS
                                         AMORTIZED    UNREALIZED        UNREALIZED          FAIR
                                            COST        GAINS              LOSSES           VALUE
                                       -----------    ----------        ----------       -----------
                                                                (IN THOUSANDS)
Available-for-sale securities:
    February 29, 1996:
         Federal Home Loan
              Mortgage Corporation     $       152    $    3,050     $         --        $     3,202
         Mortgage-backed and
              related securities            64,704         1,062              170             65,596
         Other                               5,993            --               --              5,993
                                       -----------    ----------     ------------        -----------

                   Total               $    70,849    $    4,112     $        170        $    74,791
                                       -----------    ----------     ------------        -----------
                                       -----------    ----------     ------------        -----------
    February 28, 1995:
         Federal Home Loan
              Mortgage Corporation     $       344    $    4,749     $         --        $     5,093
         Other                               2,629            --               --              2,629
                                       -----------    ----------     ------------        -----------

                   Total               $     2,973    $    4,749     $         --        $     7,722
                                       -----------    ----------     ------------        -----------
                                       -----------    ----------     ------------        -----------
Held-to-maturity securities:
    February 29, 1996:
         United States government
              and agency obligations   $    7,997     $        9     $         81        $     7,925
         State and municipal
              securities                    1,476             15               --              1,491
         Mortgage-backed and related
              securities                      599             --                8                591
                                       -----------    ----------     ------------        -----------

                   Total               $   10,072     $       24     $         89        $    10,007
                                       -----------    ----------     ------------        -----------
                                       -----------    ----------     ------------        -----------

    February 28, 1995:
         United States government
              and agency obligations   $   21,918     $        4     $        448        $    21,474
         State and municipal
              securities                    1,658             --               99              1,559
         Mortgage-backed and related
              securities                   75,436            189            1,890             73,735
                                       -----------    ----------     ------------        -----------
                   Total               $   99,012     $      193     $      2,437        $    96,768
                                       -----------    ----------     ------------        -----------
                                       -----------    ----------     ------------        -----------


Gross realized gains on sales of available-for-sale securities were $3,231,000 in fiscal 1996. Gross realized gains and gross realized losses on sales of held-to-maturity securities were $89,000 and $8,000, respectively, in fiscal 1996, which were considered as maturities under the provisions of SFAS 115. There were no sales of securities during fiscal 1995 and 1994.

The amortized cost and fair value of debt securities at February 29, 1996, by contractual maturity, are shown below. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date are presented separately.


                                      AVAILABLE-FOR-SALE            HELD-TO-MATURITY
                                          SECURITIES                    SECURITIES
                                   ----------------------       -------------------------
                                   AMORTIZED       FAIR         AMORTIZED         FAIR
                                      COST         VALUE           COST           VALUE
                                   ----------------------       -------------------------
                                                      (IN THOUSANDS)
Due in one year or less           $        --    $      --      $     4,000    $     3,977
Due after one year through
    five years                             --           --            4,661          4,613
Due after five years through
    ten years                              --           --              812            826
Mortgage-backed and related
    securities                         64,704         65,596            599            591
                                  -----------    -----------    -----------    -----------
         Total                    $    64,704    $    65,596    $    10,072    $    10,007
                                  -----------    -----------    -----------    -----------
                                  -----------    -----------    -----------    -----------




During fiscal 1996, Maryland Federal transferred $66,200,000 of securities from held to maturity to available for sale as a result of guidance published by the Financial Accounting Standards Board on the implementation of SFAS
115. The net unrealized gain on these securities at the date of transfer was $526,000.

NOTE 4 -- LOANS RECEIVABLE:

Loans receivable consist of the following:

                                                 FEBRUARY 29,   FEBRUARY 28,
                                                    1996           1995
                                                 ------------   ------------
                                                        (IN THOUSANDS)
First mortgage loans:
         Conventional, permanent                   $ 899,907    $ 836,811
         Conventional, construction                    5,159        8,559
         VA and FHA                                    4,362        5,584
         Participations                                2,028        2,130
                                                   ---------    ---------
              Total first mortgage loans             911,456      853,084
                                                   ---------    ---------
Consumer and other loans:
         Second trust and home improvement            48,343       48,261
         Home equity                                  21,355        3,593
         Installment and other                         4,232        2,997
                                                   ---------    ---------
              Total consumer and other loans          73,930       54,851
                                                   ---------    ---------
                   Total loans                       985,386      907,935
    Less:
         Undisbursed portion of mortgage loans         1,722        2,728
         Unamortized premiums and discounts, net         487          642
         Net deferred loan fees                        3,815        4,284
         Allowance for loan losses                     4,474        4,424
                                                   ---------    ---------
Loans receivable, net                              $ 974,888    $ 895,857
                                                   ---------    ---------
                                                   ---------    ---------

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". The adoption of these statements had no impact on the financial condition or results of operations of Maryland Federal, since no loans have been identified as meeting the criteria of an impaired loan.

There were no nonaccrual loans at February 29, 1996. Nonaccrual loans totalled $20,000 at February 28, 1995. The amount of interest income that would have been recorded on nonaccrual loans in accordance with their original terms was $4,000 and $342,000 for fiscal 1995 and 1994, respectively. The amount of interest income that was recorded on nonaccrual loans was $2,000 and $264,000 for fiscal 1995 and 1994, respectively.

Non-performing loans are summarized as follows:

                                       FEBRUARY 29,        FEBRUARY 28,
                                          1996                1995
                                       ------------        ------------
                                               (IN THOUSANDS)
First mortgage loans                     $3,333               $1,543
Consumer and other loans                     53                   13
                                         ------               ------
     Total                               $3,386               $1,556
                                         ------               ------
                                         ------               ------

NOTE 5 - ALLOWANCE FOR LOSSES:

The following is a summary of the changes in the allowance for losses:

                                                           FORECLOSED
                                              LOANS           REAL
                                            RECEIVABLE       ESTATE
                                            ----------     ----------
                                                  (IN THOUSANDS)

Balance, February 28, 1993                    $4,267      $   --
   Provision for losses                          662          --
   Charge-offs                                   (3)          --
   Transfer to allowance for losses on
     foreclosed real estate                    (739)         739
                                              ------      ------
Balance, February 28, 1994                     4,187         739
   Provision for losses                          300         300
   Charge-offs                                   (13)         (7)
   Transfer to allowance for losses on
     foreclosed real estate                      (50)         50
                                               ------      ------
Balance, February 28, 1995                      4,424       1,082
   Provision for losses                           120         200
   Charge-offs                                    (70)         --
                                               ------      ------
Balance, February 29, 1996                     $4,474      $1,282
                                               ------      ------
                                               ------      ------

NOTE 6 - LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans totalled approximately $28,400,000, $28,000,000 and $36,200,000 as of February 29, 1996, February 28, 1995 and 1994, respectively, and represent primarily mortgage loans underlying FHLMC pass-through securities.

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $700,000 and $800,000 at February 29, 1996 and February 28, 1995, respectively.

NOTE 7 - ACCRUED INTEREST RECEIVABLE:

Accrued interest receivable is summarized as follows:

                               FEBRUARY 29,   FEBRUARY 28,
                                  1996           1995
                               -----------    -----------
                                    (IN THOUSANDS)

Securities                        $  709         $1,008
Loans receivable                   5,300          4,603
                                  ------         ------
     Total                        $6,009         $5,611
                                  ------         ------
                                  ------         ------


NOTE 8 - PREMISES AND EQUIPMENT:

Premises and equipment consist of the following:

                                    FEBRUARY 29,   FEBRUARY 28,
                                       1996           1995
                                    ------------   ------------
                                          (IN THOUSANDS)
Land                                   $ 1,237        $ 1,237
Buildings and improvements               2,746          2,723
Furniture and equipment                  7,554          7,100
Leasehold improvements                   1,123          1,344
Automobiles                                 98             98
   Total premises and equipment         12,758         12,502
      Less accumulated depreciation
         and amortization                7,929          7,113
Premises and equipment, net           $  4,829        $ 5,389

NOTE 9 - DEPOSITS:

The following is a summary of deposits:



                                WEIGHTED
                                 AVERAGE
                                 RATE AT       FEBRUARY 29, 1996      FEBRUARY 28, 1995
                               FEBRUARY 29,   ------------------     --------------------
                                  1996        AMOUNT      PERCENT    AMOUNT       PERCENT
                               ------------   ------      -------    ------       -------
                                                  (DOLLARS IN THOUSANDS)
Demand and checking
   accounts, including
   noninterest-bearing
   deposits of
   $11,382,000 and
   $8,381,000 at
   February 29, 1996 and
   February 28, 1995,
   respectively                   1.57%     $  44,497       5.64%     $ 39,994       5.24%
Money market                      3.00%        45,315       5.74%       51,398       6.73%
Statement savings                 3.28%        76,514       9.70%       94,104      12.32%
                                            ---------     -------     ---------    -------
                                              166,326      21.08%      185,496      24.29%
                                            ---------     -------     ---------    -------
Certificates of deposit:
    6.00% or less                             409,249      51.87%       412,872     54.06%
    6.01% to 8.00%                            211,282      26.78%       154,923     20.28%
    8.01% to 10.00%                             1,756        .22%         9,968      1.31%
    10.01% to 12.00%                              318        .05%           495       .06%
                                            ---------     -------     ---------    -------
                                  5.74%       622,605      78.92%       578,258     75.71%
                                            ---------     -------     ---------    -------

     Total                        5.11%     $ 788,931     100.00%     $ 763,754    100.00%
                                            ---------     -------     ---------    -------
                                            ---------     -------     ---------    -------



The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $116,300,000 and $101,400,000 at February 29, 1996 and February 28, 1995, respectively.

At February 29, 1996, scheduled maturities of certificates of deposit are as follows:

                6.00%   6.01% TO  8.01% TO   10.01% TO
FISCAL YEAR    OR LESS    8.00%    10.00%     12.00%    TOTAL
- -----------    -------   --------  --------  --------- --------
                             (IN THOUSANDS)
1997          $298,193  $130,464  $   539      $311   $429,507
1998            82,921    25,818      808        --    109,547
1999            11,149    37,363      156         7     48,675
2000            16,494    14,511      219        --     31,224
2001               472     2,991       34        --      3,497
Thereafter          20       135       --        --        155
              --------  --------  -------      ----   --------
   Total      $409,249  $211,282  $1,756       $318   $622,605
              --------  --------  -------      ----   --------
              --------  --------  -------      ----   --------

The following is a summary of interest expense on deposits:

                                                 YEAR ENDED
                                  ------------------------------------------
                                  FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                     1996           1995           1994
                                  ------------   ------------   ------------
                                                 (IN THOUSANDS)
Checking                          $      760     $      840     $      594
Money market                           1,393          1,698          1,850
Statement savings                      2,686          4,134          4,095
Certificates of deposit               35,059         23,558         21,386
                                  ----------     ----------     ----------
        Total                     $   39,898     $   30,230     $   27,925
                                  ----------     ----------     ----------
                                  ----------     ----------     ----------

NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA:

At February 29, 1996, advances from Federal Home Loan Bank of Atlanta (the "FHLB") are collateralized by a blanket agreement covering all qualifying first mortgage loans and all the Association's stock in the FHLB. Advances mature as follows as of February 29, 1996:

                                     WEIGHTED
    FISCAL                           AVERAGE
     YEAR               AMOUNT         RATE
    ------              -------      --------
                        (DOLLARS IN THOUSANDS)
    1997                $127,750       6.06%
    1998                  75,350       5.75%
    1999                  39,000       5.55%
    2000                   1,000       4.90%
    After 2001               680       6.50%
                        --------
      Total             $243,780       5.88%
                        --------
                        --------

The Association, as a member of the FHLB System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its total mortgage assets or 5% of its outstanding advances.

NOTE 11 - INCOME TAXES:

As discussed in Note 1, Maryland Federal adopted SFAS 109 effective March 1, 1993. The cumulative effect of this change in accounting principle resulted in an increase in earnings of $547,000, or $.17 per share, and is reported separately in the consolidated statements of income. Prior years' financial statements have not been restated to apply the provisions of SFAS 109. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                               FEBRUARY 29,     FEBRUARY 28,
                                                  1996              1995
                                               ------------     ------------
                                                      (IN THOUSANDS)
Deferred tax liabilities:
    Federal Home Loan Bank stock dividends        $1,317           $1,317
    Loan fees                                         --              185
    Allowance for losses on loans and
        foreclosed real estate                        50               --
    Unrealized holding gains                       1,559            1,878
                                                 -------           ------
            Total deferred tax liabilities         2,926            3,380
                                                 -------           ------
Deferred tax assets:
    Loan fees                                        848               --
    Allowance for losses on loans and
        foreclosed real estate                        --              227
    Other                                            640              426
                                                 -------           ------
            Total deferred tax assets              1,488              653
                                                 -------           ------
                 Net deferred tax liabilities     $1,438           $2,727
                                                 -------           ------
                                                 -------           ------

Under the Internal Revenue Code, the Association is allowed a special bad debt deduction based on a percentage of taxable income (presently 8 percent) before such deduction and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. SFAS 109 continues the exception for providing a deferred tax liability on bad debt reserves for tax purposes of qualified thrift lenders such as the Association that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Association amounted to approximately $11,100,000 with an income tax effect of approximately $4,200,000 at February 29, 1996. This bad debt reserve would become taxable for Federal income tax purposes if the Association does not maintain certain qualified assets as defined, if the reserve is charged for other than bad debt losses or if the Association does not maintain its thrift charter.

The components of income tax expense are as follows:

                                  YEAR ENDED
                -------------------------------------------------
                FEBRUARY 29,      FEBRUARY 28,        FEBRUARY 28,
                   1996                1995                1994
                -----------       ------------        -----------
                                  (IN THOUSANDS)
Current              $6,500             $5,886             $6,185
Deferred               (970)              (211)               912
                     ------             ------             ------
    Total            $5,530             $5,675             $7,097
                     ------             ------             ------
                     ------             ------             ------

Income tax expense differs from that computed at the statutory Federal income tax rate as follows:

                                                 YEAR ENDED
                                 ------------------------------------------
                                 FEBRUARY 29,    FEBRUARY 28,  FEBRUARY 28,
                                    1996             1995         1994
                                 ------------    ------------  ------------
                                            (DOLLARS IN THOUSANDS)
Statutory Federal income tax rate       35%           35%           35%
Income tax expense at
   statutory rate                   $4,994         $5,158        $6,583
Increase (decrease) in taxes:
  State taxes, net of Federal
     income tax benefit                649            664           817
  Other                               (113)          (147)         (303)
                                    ------         ------        ------
     Total                          $5,530         $5,675        $7,097
                                    ------         ------        ------
                                    ------         ------        ------

NOTE 12 - OTHER NONINTEREST EXPENSE:

Other noninterest expense amounts are summarized as follows:

                                                 YEAR ENDED
                                  -----------------------------------------
                                  FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                     1996           1995            1994
                                  ------------   ------------   -----------
                                                 (IN THOUSANDS)

Printing, postage,
     stationery and supplies        $1,313          $1,529        $1,161
Professional fees                      339             327           310
Telephone                              314             273           229
Other                                1,995           1,369         1,059
                                    ------          ------        ------
     Total                          $3,961          $3,498        $2,759

NOTE 13 - REGULATORY MATTERS:

In connection with the insurance of its deposits, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") currently requires the Association to maintain: (i) minimum tangible capital equal to 1.5% of adjusted total assets, (ii) minimum core capital equal to 3% of adjusted total assets, and (iii) minimum total capital equal to 8% of risk-weighted assets. The Association exceeds all current capital requirements promulgated by the Office of Thrift Supervision (the "OTS").

The following is a reconciliation of the Association's capital in accordance with generally accepted accounting principles to the three components of regulatory capital calculated under the requirements of FIRREA as of February 29, 1996, based on the Association's understanding of the applicable regulations and related interpretations:



                                                                REGULATORY CAPITAL
                             ---------------------------------------------------------------------------------
                                            PERCENT OF                    PERCENT OF                PERCENT OF
                             TANGIBLE       TANGIBLE        CORE             CORE     RISK-BASED    RISK-BASED
                             CAPITAL         ASSETS        CAPITAL          ASSETS      CAPITAL        ASSETS
                             -------        ----------     -------        ----------   ----------    ---------
                                                           (DOLLARS IN THOUSANDS)

Stockholders' equity         $88,147                        $88,147                      $88,147
Qualifying general loan
   loss allowance                 --                            --                         4,424
Other                         (3,988)                       (3,988)                       (3,988)
                             -------                       -------                       -------
  Regulatory capital
     computed                 84,159          7.37%         84,159           7.37%        88,583        5.02%
  Minimum capital
     requirement              17,125          1.50%         34,250           3.00%        47,195        8.00%
                             -------          -----        -------           -----       -------        ----

Regulatory capital excess    $67,034          5.87%        $49,909           4.37%       $41,388        7.02%
                             -------          -----        -------           -----       -------        ----
                             -------          -----        -------           -----       -------        ----




In August 1993, the OTS issued a final rule which adds an interest rate risk component to the existing 8% risk-based capital requirement. The OTS has not yet established an effective date for this rule. Because of the Association's strong capitalization, management does not believe that compliance with the new rule would adversely affect its operations.

The OTS has proposed an increase in the core capital requirement for savings institutions of at least 100 to 200 basis points higher than the current 3% requirement for all but the highest rated savings institutions. The OTS has not taken final action on the proposal; however, it has reserved the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy.

Pursuant to regulations included in the Federal Deposit Insurance Corporation Improvement Act of 1991, an institution is categorized as "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage capital ratio of at least 5%. At February 29, 1996, the Association was considered to be "well capitalized" under these regulations.

Both the House and Senate approved legislation included in the Balanced Budget Act of 1995 which would, among other things, recapitalize the Savings Association Insurance Fund (the "SAIF") by a one-time assessment of SAIF-insured institutions and eventually merge the SAIF with the Bank Insurance Fund. The legislation was vetoed by the President for reasons unrelated to the recapitalization of the SAIF. The Association currently is unable to predict the likelihood of enactment of such legislation. If the proposed assessment of $.80 to $.85 per $100.00 of deposits was effected based on deposits as of March 31, 1995, as proposed, the Association would be required to pay a one-time assessment of approximately $6.1 million to $6.5 million, respectively.

NOTE 14 - STOCKHOLDERS' EQUITY:

Under Federal regulations, the Association may not declare or pay a cash dividend on its capital stock if the effect thereof would cause the Association's regulatory capital to be reduced below the amount required for the regulatory capital requirements imposed by the OTS.

Under the OTS regulations, the ability of thrift institutions such as the Association to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers, and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's regulatory capital level. Institutions are divided into three tiers for purposes of these regulations.

At February 29, 1996, the Association was a Tier 1 institution (an institution with capital in excess of its fully phased-in capital requirements), and consequently was eligible to pay dividends. The OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions.

NOTE 15 - EMPLOYEE RETIREMENT PLANS:

The Association has a qualified, noncontributory defined benefit retirement plan. Full-time employees are eligible to participate in the plan when they attain age 25 with one year of service. Amendments to the plan have established the 100% vesting period at five years. Plan assets consist primarily of investments in mutual funds.

The following sets forth the funded status of the plan and the amounts shown in the accompanying consolidated statements of financial condition:

                                                 FEBRUARY 29,    FEBRUARY 28,
                                                    1996            1995
                                                         (IN THOUSANDS)
                                                 ------------    ------------
Actuarial present value of benefit obligations:
    Accumulated benefit obligation:
      Vested benefits                                  $ 3,476         $ 3,331
      Nonvested benefits                                   187             350
                                                       -------        -------
                                                         3,663           3,681
                                                       -------        -------
    Effect of projected future compensation              2,467          1,505
                                                       -------        -------
Projected benefit obligation                             6,130          5,186
Fair value of assets held in the plan                    2,895          3,369
                                                       -------        -------
Plan assets less than the projected
     benefit obligation                                 (3,235)        (1,817)
Net unrecognized loss from past experience
     different from that assumed                         1,674            613
Unrecognized prior service cost                             43             67
Unrecognized net transition asset                         (250)          (305)
                                                       -------        -------
Accrued pension cost (included in
     accrued expenses and other liabilities)           $(1,768)       $(1,442)
                                                       -------        -------
                                                       -------        -------

Components of net pension expense are as follows:

                             --------------------------------------------
                                              YEAR ENDED
                             FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                             ------------    ------------    ------------
                                1996             1995           1994
                                            (IN THOUSANDS)
Service cost-benefits earned      $571           $484           $420
Interest cost on projected
     benefit obligation            363            363            279
Actual return on assets held
     in the plan                  (448)          (436)          (336)
Net amortization and deferral       (7)           (12)           (12)
                                  ----           ----           ----
Net pension expense               $479           $399           $351
                                  ----           ----           ----
                                  ----           ----           ----

The weighted average discount rate used to measure the projected benefit obligation is 7%, the rate of increase in future compensation levels is 5.5%, and the expected long-term rate of return on assets is 9%.

The Association also maintains a contributory retirement 401K savings plan for its employees. Employees who meet the length of service and age requirements can contribute from 1% to 15% of their eligible compensation to the plan, up to a maximum established by law. For eligible employees electing to participate, the Association will also make a contribution to the plan equal to 50% of the first 5% contributed by the employees. The Association's expense for fiscal 1996, 1995 and 1994 was $106,000, $110,000 and $72,000, respectively.

NOTE 16 - COMMITMENTS AND CONTINGENCIES:

In the ordinary course of business, Maryland Federal has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, Maryland Federal occasionally is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of Maryland Federal.

LEASE COMMITMENTS:
A number of the Association's branch and loan production office sites are occupied under noncancelable leases which expire on various dates through 2005. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rent expense, including equipment leases, was $1,066,000, $901,000 and $819,000, for fiscal 1996, 1995 and 1994, respectively.

The total commitments for future minimum annual rental payments for real property and equipment leases are as follows as of February 29, 1996:


                          FISCAL YEAR        AMOUNT
                          -----------        ------
                                (IN THOUSANDS)
                             1997             $  960
                             1998                785
                             1999                498
                             2000                245
                             2001                125
                             Thereafter          264
                                              ------
                               Total          $2,877
                                              ------
                                              ------


LOAN COMMITMENTS:
As of February 29, 1996 and February 28, 1995, the Association had commitments to originate and purchase loans totalling approximately $64,000,000 and $52,300,000, respectively. As of February 29, 1996 and February 28, 1995, the Association had commitments to sell loans totalling approximately $33,300,000 and $2,300,000, respectively.

NOTE 17 - RELATED PARTY TRANSACTIONS:

In the normal course of business, the Association may make loans to directors and executive officers of Maryland Federal, their affiliates and members of their immediate families. The aggregate balances of these loans greater than $60,000 were $1,799,000 and $1,639,000 as of February 29, 1996 and February 28,
1995, respectively. During fiscal 1996, $396,000 were advanced and $236,000 were repaid with respect to these loans. During fiscal 1995, $609,000 were advanced and $45,000 were repaid with respect to these loans.

The law firm in which the Chairman of the Board of the Company is a senior partner, performs legal services for the Association in the ordinary course of business. For fiscal 1996, 1995 and 1994, the firm received fees of $323,000, $187,000 and $202,000, respectively, for services performed for the Association, in addition to fees which were paid by borrowers.


NOTE 18 - STOCK PURCHASE AND STOCK OPTION PLANS:

The Board of Directors of the Company has adopted an Employee Stock Purchase Plan. The aggregate number of shares of common stock which may be purchased pursuant to the plan is 162,212 shares. Eligible employees are able to purchase stock at not less than 85% of the lesser of the fair market value of the shares on the first day or the last day of the offering period. Common stock purchases are made through periodic payroll deductions of no less than 2% nor more than 10% of eligible compensation. Employee purchases amounted to 4,006 shares at a price of $26.83 and 3,356 shares at a price of $20.19 in fiscal 1996, 3,332 shares at a price of $22.53 per share and 4,122 shares at a price of $20.19 in fiscal 1995, and 3,985 shares at a price of $20.94 per share and 3,646 shares at a price of $17.42 per share in fiscal 1994. Total number of shares remaining at the end of fiscal 1996 amounted to 94,469 shares.

The Board of Directors has adopted a key employee stock compensation program, a stock option and stock appreciation rights plan and a stock incentive plan. Options may be granted to purchase up to an aggregate of 601,480 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after three but no later than five years after date of granting. As of February 29, 1996, options have been granted to purchase 595,930 shares.

In March, 1993, the Board of Directors adopted a Directors' stock option plan. Options may be granted to purchase up to an aggregate of 150,000 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after six months but no later than ten years after date of granting. During fiscal 1994, each nonemployee director of the Company was granted compensatory options to purchase 6,000 shares of common stock, and thereafter, on the anniversary of the effective date of the plan for the next four years, each nonemployee director will receive compensatory options to purchase 5,000 shares. As of February 29, 1996, options have been granted to purchase 80,000 shares.

In March 1995, the Board of Directors adopted the 1995 stock option plan. Options may be granted to employees to purchase up to an aggregate of 152,645 shares of common stock at the fair value of the shares at the time the options are granted. These options may be exercised 33-1/3% per year over a three-year period commencing on the first anniversary of the granting date, but no later than ten years after date of granting. As of February 29, 1996, options have been granted to purchase 103,800 shares.


The following table summarizes information on these stock option plans:


                                                   WEIGHTED
                                                    AVERAGE
                                                     PRICE
                                                   PER SHARE    SHARES
                                                   ---------    ------
Outstanding at February 28, 1993                     $10.67     320,854
   Granted                                            22.13      97,550
   Exercised                                           9.82     (76,660)
   Canceled                                           15.39     (20,473)
                                                                -------
Outstanding at February 28, 1994                      14.05     321,271
   Granted                                            25.13     101,250
   Exercised                                           9.47     (61,718)
   Canceled                                           22.12      (5,210)
                                                                -------
Outstanding at February 28, 1995                      17.88     355,593
   Granted                                            27.22     128,800
   Exercised                                          9.36     (101,295)
   Canceled                                           23.66     (10,100)
                                                                -------
Outstanding at February 29, 1996                      23.26     372,998
                                                                -------
                                                                -------

Exercisable at February 29, 1996                      19.48     145,950
                                                                -------
                                                                -------

NOTE 19 - STOCKHOLDERS' RIGHTS PLAN:

On January 18, 1990, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of common stock of the Company to stockholders of record at the close of business on February 12, 1990. Each right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.10 per share, at a purchase price of $45.00 per Unit. The description and terms of the rights are set forth in a rights agreement between the Company and the rights agent.

The rights may be exercised only if a person or group acquires beneficial ownership of 20% or more of the Company's common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock (the "Acquirer"). The Company generally may redeem the rights for one cent each at any time before any person or group acquires beneficial ownership of 20% or more of the common stock.

In the event that any person acquires beneficial ownership of 20% or more of the Company's common stock, all rights holders, except the Acquirer and affiliates and associates thereof, will be entitled to purchase common stock from the Company at 50% of the market price. If the Company is acquired in a merger, statutory share exchange or other business combination after the acquisition of beneficial ownership of 20% or more of the common stock, rights holders, other than the Acquirer and its affiliates and associates, will be entitled to purchase the Acquirer's shares at a similar discount.

These rights, which may have a potentially dilutive effect on earnings per share, have been excluded from the weighted average number of shares computation, as preconditions to the exercisability of such rights were not satisfied.

NOTE 20 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Association has in particular classes of financial instruments.

The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Association uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Association's exposure to off-balance-sheet risk is as follows:


                                              FEBRUARY 29,   FEBRUARY 28,
                                                 1996           1995
                                              ------------   ------------
                                                      (IN THOUSANDS)
Financial instruments whose contract
    amounts represent credit risk:
       Commitments to extend credit              $91,868        $59,367
       Standby letters of credit                   1,962          1,322


Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Association to guarantee the performance of contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations.


NOTE 21 - SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION:

                                                  YEAR ENDED
                                  -----------------------------------------
                                  FEBRUARY 29,   FEBRUARY 28,   FEBRUARY 28,
                                       1996           1995           1994
                                  ------------   ------------   ------------
                                                 (IN THOUSANDS)
Cash paid for:
    Interest                        $52,144         $38,480        $32,576
    Income taxes                      5,422           5,020          7,264
Transfer from loans to
    foreclosed real estate              281             632            514
Loans to finance sales of
    foreclosed real estate              208             360            104


NOTE 22 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Association's business activities are with customers located in the metropolitan Washington, DC area. Service industries and Federal, state and local governments employ a significant portion of the Washington area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.


NOTE 23 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Fair value information which pertains to Maryland Federal's financial instruments is based on the requirements set forth in Statement of Financial Accounting Standards No. 107 ("SFAS 107"). In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Maryland Federal.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents and Securities Purchased Under Agreements to Resell:
The carrying amount is a reasonable estimate of fair value.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities.
Loans Receivable and Loans Held for Sale: For certain homogeneous categories of loans, such as some residential mortgages and consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank of Atlanta: Rates currently available to the Association for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Off-Balance-Sheet Instruments: The fair values of off-balance-sheet lending commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

The estimated fair values of Maryland Federal's financial instruments are as follows:
                                  FEBRUARY 29, 1996    FEBRUARY 28, 1995
                                  -------------------  --------------------
                                            ESTIMATED            ESTIMATED
                                  CARRYING     FAIR    CARRYING     FAIR
                                  AMOUNT      VALUE     AMOUNT     VALUE
                                  --------  --------  --------   ---------
                                                (IN THOUSANDS)
Financial assets:
   Cash and cash equivalents      $ 27,963  $ 27,963  $ 15,775  $ 15,775
   Securities purchased under
     agreements to resell           11,034    11,034     9,623     9,623
   Securities available for sale    74,791    74,791     7,722     7,722
   Securities held to maturity      10,072    10,007    99,012    96,768
   Loans held for sale              16,296    16,399     2,871     2,903
   Loans receivable, net           974,888   976,105   895,857   873,555

Financial liabilities:
   Deposits                        788,931   778,970   763,754   748,615
   Advances from FHLB              243,780   243,612   190,730   187,948

Off-balance-sheet instruments:
   Commitments to extend credit        --        557       --        142
   Standby letters of credit           --         39       --         26

NOTE 24 - PARENT COMPANY ONLY FINANCIAL INFORMATION:

The condensed financial statements of the parent company only are presented below:

CONDENSED STATEMENTS OF FINANCIAL CONDITION
(Parent Company Only)

                                                 FEBRUARY 29,   FEBRUARY 28,
                                                    1996           1995
                                                 ------------   ------------
                                                      (IN THOUSANDS)
ASSETS:
  Cash                                               $   792     $   716
  Investment in subsidiary                            88,147      84,408
  Securities available for sale                        5,604       1,063
  Other assets                                            --          31
                                                   ---------     -------
       Total assets                                  $94,543     $86,218
                                                   ---------     -------
                                                   ---------     -------


LIABILITIES                                          $   561     $   422
                                                   ---------     -------

STOCKHOLDERS' EQUITY:
  Preferred stock                                         --          --
  Common stock                                            38          37
  Additional paid-in capital                          34,917      33,191
  Retained earnings                                   67,492      60,537
  Unrealized holding gains, net                        2,420       2,916
  Treasury stock, at cost                            (10,885)    (10,885)
                                                   ---------     -------
    Total stockholders' equity                        93,982      85,796
                                                   ---------     -------
       Total liabilities and stockholders' equity    $94,543     $86,218
                                                   ---------     -------
                                                   ---------     -------

CONDENSED STATEMENTS OF INCOME
(Parent Company Only)


                                                   YEAR ENDED
                                     ----------------------------------------
                                     FEBRUARY 29,  FEBRUARY 28,  FEBRUARY 28,
                                        1996          1995           1994
                                     ------------  ------------  ------------
                                                 (IN THOUSANDS)
Advisory fee income                     $  160        $  160         $   160
Interest income                             92            74              29
General and administrative expenses         87            97              84
                                        ------        ------         -------
Income before income taxes and
   equity in net income of subsidiary      165           137             105
Income tax expense                          58            53              37
                                        ------        ------         -------
Income before equity in net
   income of subsidiary                    107            84              68
Equity in net income of subsidiary       8,632         8,979          12,191
                                        ------        ------         -------
NET INCOME                              $8,739        $9,063         $12,259
                                        ------        ------         -------
                                        ------        ------         -------

CONDENSED STATEMENTS OF CASH FLOWS
(Parent Company Only)

                                                      YEAR ENDED
                                       ----------------------------------------
                                       FEBRUARY 29,   FEBRUARY 28, FEBRUARY 28,
                                            1996         1995         1994
                                       ------------   ------------ ------------
                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income                                $8,739      $9,063       $12,259
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
    Equity in net income of subsidiary,
       net of distributions                 (3,632)     (5,979)       (6,691)
    Decrease (increase) in other assets         31         (20)          112
    Increase (decrease) in liabilities          15         (14)           50
                                            ------     -------       -------
      Net cash provided by operating
         activities                          5,153       3,050         5,730
                                            ------     -------       -------

INVESTING ACTIVITIES:
  Purchases of securities available
     for sale                               (4,541)       (319)       (2,379)
  Proceeds from maturities of securities
     available for sale                         --       1,635            --
                                            ------     -------       -------
      Net cash provided by (used in)
         investing activities               (4,541)      1,316        (2,379)

FINANCING ACTIVITIES:
  Proceeds from issuance of stock
     under stock plans                       1,124         943           699
  Purchase of treasury stock                    --      (3,448)       (3,484)
  Cash dividends paid                       (1,660)     (1,363)       (1,142)
                                            ------     -------       -------
      Net cash used in financing
         activities                           (536)     (3,868)       (3,927)
                                            ------     -------       -------

INCREASE (DECREASE) IN CASH                     76         498          (576)

CASH:
  Beginning of year                            716         218           794
                                            ------     -------       -------
  End of year                               $  792     $   716       $   218
                                            ------     -------       -------
                                            ------     -------       -------

NOTE 25 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table presents selected quarterly financial data for the years ended February 29, 1996 and February 28, 1995:

                                      YEAR ENDED FEBRUARY 29, 1996
                                  -------------------------------------
                                   FIRST    SECOND     THIRD    FOURTH
                                  QUARTER   QUARTER   QUARTER   QUARTER
                                  -------   -------   -------   -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income                   $19,443   $19,837   $20,215   $20,623
Interest expense                   12,551    13,072    13,563    13,704
                                  -------   -------   -------   -------
Net interest income                 6,892     6,765     6,652     6,919
Provision for loan losses              --        --        50        70
                                  -------   -------   -------   -------
Net interest income after
   provision for loan losses        6,892     6,765     6,602     6,849
Gain on sales of securities            --     1,433     1,879        --
Other noninterest income              522       580       661       652
Noninterest expense                 4,456     4,785     4,592     4,733
                                  -------   -------   -------   -------
Income before income taxes          2,958     3,993     4,550     2,768
Income tax expense                  1,128     1,573     1,747     1,082
                                  -------   -------   -------   -------
Net income                        $ 1,830   $ 2,420   $ 2,803   $ 1,686
                                  -------   -------   -------   -------
                                  -------   -------   -------   -------
Primary earnings per share        $   .58   $   .75   $   .87   $   .56
                                  -------   -------   -------   -------
                                  -------   -------   -------   -------


                                      YEAR ENDED FEBRUARY 28, 1995
                                  -------------------------------------
                                   FIRST    SECOND     THIRD    FOURTH
                                  QUARTER   QUARTER   QUARTER   QUARTER
                                  -------   -------   -------   -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income                   $15,464   $16,677   $18,063   $18,887
Interest expense                    8,228     9,079    10,287    11,378
                                  -------   -------   -------   -------
Net interest income                 7,236     7,598     7,776     7,509
Provision for loan losses             150       150        --        --
                                  -------   -------   -------   -------
Net interest income after
   provision for loan losses        7,086     7,448     7,776     7,509
Noninterest income                    566       515       499       464
Noninterest expense                 3,788     4,078     4,364     4,895
                                  -------   -------   -------   -------
Income before income taxes          3,864     3,885     3,911     3,078
Income tax expense                  1,489     1,499     1,474     1,213
                                  -------   -------   -------   -------
Net income                        $ 2,375   $ 2,386   $ 2,437   $ 1,865
                                  -------   -------   -------   -------
                                  -------   -------   -------   -------
Primary earnings per share        $   .73   $   .73   $   .75   $   .63
                                  -------   -------   -------   -------
                                  -------   -------   -------   -------

                                [LETTERHEAD]

                        INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Maryland Federal Bancorp, Inc.

     We have audited the accompanying consolidated statements of financial condition of Maryland Federal Bancorp, Inc. and Subsidiary as of February 29, 1996 and February 28, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maryland Federal Bancorp, Inc. and Subsidiary as of February 29, 1996 and February 28, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, Maryland Federal Bancorp, Inc. and Subsidiary adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in fiscal 1995, and adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in fiscal 1994.

                                      STOY, MALONE & COMPANY, P.C.

Bethesda, Maryland
April 10, 1996

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

RICHARD B. BLAND
  CHAIRMAN OF THE BOARD, GENERAL COUNSEL TO THE
  ASSOCIATION AND SENIOR PARTNER OF LANCASTER, BLAND,
  EISELE & HERRING

ROBERT H. HALLECK
  PRESIDENT, MARYLAND FEDERAL BANCORP, INC. AND
  MARYLAND FEDERAL SAVINGS AND LOAN ASSOCIATION

A. WILLIAM BLAKE, JR.
  EXECUTIVE VICE PRESIDENT,
  MARYLAND FEDERAL BANCORP, INC. AND
  MARYLAND FEDERAL SAVINGS AND LOAN ASSOCIATION

RICHARD R. MACE
  SELF-EMPLOYED AS A SPORTING GOODS DEALER

DAVID A. McNAMEE
  PRESIDENT, McNAMEE, HOSEA, JERNIGAN AND SCOTT, P.A.

THOMAS H. WELSH, III
  SELF-EMPLOYED AS A REAL ESTATE DEVELOPER AND BUILDER



CORPORATE
OFFICERS

MARYLAND FEDERAL
BANCORP, INC.

PRESIDENT
Robert H. Halleck

EXECUTIVE VICE PRESIDENT
A. William Blake, Jr.

SENIOR VICE PRESIDENT AND
  CHIEF FINANCIAL OFFICER
Lynn B. Hounslow

SECRETARY
Sarah M. Costlow

MARYLAND FEDERAL SAVINGS
AND LOAN ASSOCIATION

PRESIDENT
Robert H. Halleck

EXECUTIVE VICE PRESIDENT
A. William Blake, Jr.

SENIOR VICE PRESIDENT
  AND TREASURER
Clarice M. George

SENIOR VICE PRESIDENT AND
  COMPTROLLER
Lynn B. Hounslow

SENIOR VICE PRESIDENTS
David E. Baker
Nancy B. Cohen
Ronald R. O'Brien
J. Diane Stevenson

SECRETARY
Sarah M. Costlow

VICE PRESIDENTS
Lorraine H. Blancke
Charlotte P. Krintz
Dennis C. McAdoo
Marvette M. Monroe
Belinda G. Norton
Ann C. Wiltbank
Mark J. Woolson

ASSISTANT VICE PRESIDENTS
Cynthia A. Brentlinger
Vivian E. Davis
William T. Evinger
Venitta E. Green
B. Gwen Henderson
Perry A. Johnson
Hilde H. Kochanek
June A. Moore
Mark A. Weber
Amy Woreta

ASSISTANT SECRETARIES
Margaret R. Campbell
Carol J. Downs
Elfrieda McDaniel
Janet L. Norris

ASSISTANT TREASURERS
Donna K. Abel
James P. Baker
Carla M. Boston
Wilhelma L. Christian
Megan Corry-Stevens
Dolores Dubich
Susie L. Edwards
Rosette C. Ephrem
Cynthia L. Frye
Stephanie T. Jones
Margrit Klosa
Keith C. Lounghery
Debbie L. Mancuso
Donna L. McGehee
Jamie R. Murdock
Christine J. Pfaff
Bonita J. Pieper
Michael J. Thompson
Leroy T. Tillery II
Deborah D. Young

AUDITOR
Laurie A. Zebrowski


GENERAL
INFORMATION FOR
SHAREHOLDERS

ANNUAL MEETING
The Annual Meeting of Shareholders of Maryland Federal Bancorp,
Inc. will be held at La Fontaine Bleu, 7963 Annapolis Road, Lanham, Maryland, on June 19, 1996. A formal notice of the Meeting, together with a proxy statement and a proxy form, will be mailed to shareholders.

TRANSFER AGENT AND REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDITORS
Stoy, Malone & Company, P.C.
7315 Wisconsin Avenue
Bethesda, Maryland 20814

GENERAL COUNSEL
Lancaster, Bland, Eisele & Herring
9450 Pennsylvania Avenue - Unit 20
Upper Marlboro, Maryland 20772

SPECIAL COUNSEL
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W.
Washington, D.C. 20005

SHAREHOLDER AND GENERAL INQUIRIES
Mr. Robert H. Halleck
PRESIDENT
Maryland Federal Bancorp, Inc.
3505 Hamilton Street
Hyattsville, MD 20782
(301) 779-1200

STOCK LISTING
The common stock of Maryland Federal Bancorp, Inc. is listed on the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "MFSL". As of April 26, 1996, there were 3,831,444 shares issued, of which 3,160,068 were outstanding.

The following table sets forth market price information for the common stock of the Company for the periods indicated.

FISCAL QUARTER ENDED        HIGH      LOW
May 31, 1994               30-1/2    23-1/2
August 31, 1994            29-1/2    26-1/4
November 30, 1994          27-3/4    22-1/2
February 28, 1995          27        22-1/2

FISCAL QUARTER ENDED        HIGH      LOW
May 31, 1995               35        23-5/8
August 31, 1995            34-7/8    30-1/4
November 30, 1995          33-1/4    29
February 29, 1996          32-1/2    30


As of April 26, 1996, the approximate number of shareholders of record was 2,400. For a description of certain restrictions upon the Company's ability to pay dividends see Note 14 of the Notes to Consolidated Financial Statements.

ANNUAL AND OTHER REPORTS
Additional copies of this Annual Report to shareholders, and copies of the Company's 10-K statements and quarterly reports, may be obtained without charge by contacting the Company.