Form 10-K405, Exhibit 13
period 1997-02-28
MARYLAND FEDERAL BANCORP INC
filed 1997-05-29
CIK 853020

                                     EXHIBIT 13

                        1997 ANNUAL REPORT TO STOCKHOLDERS

                                 [GRAPHIC]
                             ANNUAL REPORT 1997




     Maryland Federal Bancorp

                                 LOAN                          BRANCH
                                 PRODUCTION                    OFFICES
                                 OFFICES
                                                               PRINCE GEORGE'S COUNTY

                                                               3505 Hamilton Street
                                 Columbia                      Hayattsville (301) 779-1200
                                 7130 Minstrel Way
                                 Suite 220                     6816 Race Track Road
                                 (301) 596-7880                Bowie (301) 464-5240

                                 Gaithersburg                  6901 Laurel-Bowie Road
                                 6 Montgomery Village Avenue   Bowie (301) 262-3707
                                 Suite 340
                                 (301) 590-3150                6309 Allentown Road
                                                               Camp Springs (301) 449-3838
                                 Waldorf
                                 3429 Leonardtown Road         11428 Cherry Hill Road
                                 (301) 870-4081                Beltsville (301) 595-7058
[GRAPHIC]
ANNUAL REPORT 1997               Landover                      9546 Livingston Road
                                 1400 Mercantile Lane          Ft. Washington (301) 248-4257
                                 Suite 120
                                 (301) 925-9191                8951 Edmonston Road
                                                               Greenbelt (301) 982-4525
                                 Edgewater
                                 3033 Solomons Island Road     10666 Campus Way South
                                 (301) 261-7970                Upper Marlboro (301) 336-6666

                                                               13600 Laurel-Bowie Road
                                                               Laurel (301) 490-1508

                                                               4277 Branch Avenue
CONTENTS                                                       Marlow Heights (301) 423-0021

Offices and                                                    8490 Annapolis Road
Location Map               1                                   New Carrollton (301) 459-4434

Financial Highlights       2                                   MONTGOMERY COUNTY

To Our Shareholders        3                                   7934 Wisconsin Avenue
                                                               Bethesda (301) 951-0767
Management's Discussion
and Analysis               6                                   16575 S. Frederick Avenue
                                                               Gaithersburg (301) 869-3350
Consolidated Financial
Statements                 15                                  10414 Auto Park Avenue
                                                               West Bethesda (301) 469-9195
Notes to Consolidated
Financial Statements       20                                  11200 Viers Mill Road
                                                               Wheaton (301) 933-4030
Directors and Officers     29
                                                               15421 New Hampshire Avenue
Shareholders' Information  29                                  Silver Spring (301) 384-7163

                                                               1470 Rockville Pike
                                                               Rockville (301) 230-8970

                                                               7945 MacArthur Boulevard
                                                               Cabin John (301) 263-0017

                                                               CHARLES COUNTY

                                                               211 East Charles Street
                                                               La Plata (301) 934-4811

                                                               11110 Mall Circle #1005
                                                               Waldorf (301) 870-4098

                                                               3425 Leonardtown Road
                                                               Waldorf (301) 843-3312

                                                               ANNE ARUNDEL COUNTY

                                                               5801 Deale-Churchton Road
                                                               Deale (410) 867-4198

                                                               3033 Solomons Island Road
                                                               Edgewater (410) 956-4401

                                                               1419 Forest Drive
                                                               Annapolis (410) 268-6635

                                                               2001 Davidsonville Road
                                                               Crofton (301) 261-3200

                                                               CALVERT COUNTY

                                                               571 N. Solomons Island Road
                                                               Prince Frederick (301) 855-1154

                                [MAP]

FINANCIAL HIGHLIGHTS



                                                            ----------------------------------------------------------------------

                                                                                          YEAR ENDED
                                                            FEBRUARY 28,                  FEBRUARY 29,              FEBRUARY 28,
                                                               1997                          1996                      1995
                                                                                    (Dollars in Thousands)
TOTAL ASSETS                                                $1,128,483                    $1,143,338                 $1,058,781
NET INCOME                                                       6,525                         8,739                      9,063
RETURN ON EQUITY                                                  6.90%                         9.72%                     11.09%
EQUITY TO ASSET RATIO                                             8.33%                         8.16%                      8.46%
NON-PERFORMING ASSETS TO AVERAGE ASSETS                           0.52%                         0.49%                      0.44%
----------------------------------------------------------------------------------------------------------------------------------









[LOAN GRAPHICS]









                                                 [INTEREST INCOME GRAPHICS]

                           TO OUR SHAREHOLDERS

    The substantial but nonrecurring events that took place during fiscal 1997 make comparisons with previous years difficult; however, it was a year that saw both financial and corporate goals accomplished. Maryland Federal's net income for the fiscal year ended February 28, 1997, was $6,525,000 or $2.00 primary earnings per share and

"... a year that saw
both financial and
corporate goals
accomplished."

reflected a one-time assessment to recapitalize the Savings Association Insurance Fund (SAIF) of approximately $3.1 million, net of taxes, or $0.95 per share. In addition, there was a $1.6 million decrease in income tax expense, or $0.49 per share, due to an adjustment to revise prior estimates in recording the tax provision. Without consideration of the above-mentioned two items, earnings for fiscal 1997 would have been approximately $8.0 million or $2.46 per share.

    In comparison, net income for the fiscal year ended February 29, 1996 was $8,739,000 or $2.63 primary earnings per share. Net income for fiscal 1996 included a nonrecurring gain of approximately $2.0 million, net of taxes, or $0.60 per share, from the sale of 55% of your Company's holdings of Federal Home Loan Mortgage Corporation (Freddie Mac) stock. Excluding the impact of this event, Maryland Federal earned approximately $6.7 million or $2.03 per share during fiscal 1996.

    Without consideration of the effects of the substantial but nonrecurring events that took place during fiscal 1997 as well as the impact of the gain from the sale of Freddie Mac stock during fiscal 1996, your Company's net income for the fiscal year ended February 28, 1997 increased by approximately $1.3 million, or 20 percent over the prior fiscal year.

    One key force behind this earnings momentum was our net interest income which increased by $2.5 million, or 9.0 percent, during fiscal 1997 compared to the prior fiscal year. Such increase reflects management's successful efforts to increase home equity lines of credit outstanding, from $21.4 million as of February 29, 1996 to $51.7 million as of February 28, 1997. Every 25 basis point rise in the prime rate increases our gross interest income on these loans at an annualized rate of $2,500 per $1 million in loans outstanding, thereby giving the Company a valuable cushion during periods of rising interest rates such as those we most likely will experience in the current fiscal year. At the same time, we made important progress in growing our core accounts by increasing checking account balances 14.4 percent and the number of accounts by 19.5 percent. Most of our growth has been in our basic checking accounts upon which we pay no interest, and has directly contributed to the decrease in the Company's cost of deposits, from 5.11 percent as of February 29, 1996 to 4.84 percent as of February 28, 1997.

    Complementing the increase in our net interest income was a 13.7 percent increase in noninterest income (excluding the gain on sale of Freddie Mac stock during fiscal 1996). Another positive development which is attributable to the growth in checking accounts was a 16.4 percent increase in banking service charges and fees. Also contributing to this increase was a new ATM usage fee for noncustomers using Maryland Federal ATMs, which came about as a result of rule changes for ATM fees. The revenues are meaningful and provide a source of new customers since consumers frequently decide to become Maryland Federal customers in order to access our convenient ATM network free of charge. The revenues from these machines will enable us to expand our network to more locations. Also contributing to the increase in noninterest income were loan sales which often continue to generate ser-

"We believe this
next fiscal year
will give us more
opportunities to
increase our
market share..."

vice fee income after the initial gain on the sale of the loan is recorded. In fiscal 1997, the Company sold approximately $77 million of loans to primarily private companies.

    One final force behind the earnings momentum was the low 2.7 percent increase in noninterest expense (excluding the SAIF recapitalization assessment during fiscal 1997). With the payment of the SAIF recapitalization assessment, our federal deposit insurance premiums were reduced from a prior annual rate of $.23 per $100 of insured deposits to a substantially lower annual rate of $.064 per $100 of insured deposits. Based upon Maryland Federal's level of deposits at February 28, 1997, this reduction is expected to amount to approximately $1.3 million of savings, before taxes, on an annual basis. There was also a 3.3 percent decrease in occupancy and equipment expense, which was the result of relocating certain branch and loan production offices to more suitable and less expensive locations as well as the closing of our Tysons Corner loan production office. While the level of compensation and benefits did increase by 13.2 percent, it was a direct result of our efforts to attract and retain qualified staff as well as additional funding required for our pension plans.

    Because the last fiscal year offered few opportunities for profitable asset growth, we had little need for growing our capital base, which is already safely above the industry average. During the fiscal year which ended February 28, 1997, the dividend to shareholders was increased from an annual rate of $.64 per share to an annual rate of $.80 per share, a 25 percent increase. Dividends to shareholders amounted to $2.2 million and the Company repurchased 212,050 shares of its common stock at a cost of $6.3 million. In addition, on November 21, 1996, the Board of Directors declared a 5 percent stock dividend which was payable on December 12, 1996, to the shareholders of record on December 2, 1996. On February 28, 1997, the closing price of the Company's common stock was $37.25, an increase of 23 percent from the price of $30.25 on the closing day of the previous fiscal year. The combination of increased stock price, cash dividends, and the 5 percent stock dividend produced a total an-nual return of approximately 30 percent to shareholders in fiscal 1997.


    As of February 28, 1997, non-performing loans (loans ninety days or more delinquent but still accruing, and nonaccrual loans) totaled $4.6 million and represented 0.47 percent of total loans receivable. In our peer group, as defined by the Office of Thrift Supervision, the average non-performing ratio is 0.80 percent of total loans receivable. In fiscal 1997, the Company's provision for loan losses totaled $275,000 and chargeoffs, net of recoveries, amounted to approximately $150,000.

    In the loan area, we took a number of steps to keep our main source of revenue healthy. During the year, we closed over 1,200 loans, representing various first and second mortgage products, totalling approximately $152.9 million. In addition, we closed $60.7 million or 1,276 home equity lines of credit, with almost 50 percent of those committed lines already having been disbursed. "Money Magazine" rates our home equity line of credit as the best in our market area. Our auto loans are often similarly rated. Over 42 percent of our production was in our popular 7/23 and 5/25 adjustable-rate first mortgage loans. We have been making these loans for a number of years and are beginning to see a meaningful number of them adjust each month. The adjustments are resulting in increases in interest income at the current interest rate level of the market, so the effect is a positive one on our net interest margin.

    We continued to add to our product line in the past fiscal year. In mid-summer, we created our web site (www.mdfed.com) and have used it as a source of deposits by offering special rates available only through the Internet. The site also gives investors and potential shareholders current information and a means to communicate through e-mail. Further efforts to make the site more interactive are being planned. Our new Maryland Federal debit card was initially offered in November 1996. Originally provided in response to customer requests, this service is also generating additional fee income for your Company. Our approach has been cautious and has allowed us to avoid credit losses while learning precisely how consumers want to use this new service. We have also recently reintroduced our secured savings loan, which allows customers to use their deposits as collateral for a low-cost installment loan.

    There continued to be further consolidation of financial institutions in our market area during the past fiscal year. These mergers have benefitted your Company greatly. Our Annapolis and Cloverly offices were relocated into better facilities at a lower cost by occupying sites declared surplus by merger survivors. Customers in large numbers have decided locally managed institutions, like Maryland Federal, are the best sources of financial services. Also, we are finding a new wealth of employees who bring with them fresh ideas and methods and frequently, new customers.

    We believe this next fiscal year will give us more opportunities to increase our market share in both the deposit and loan communities. We plan to provide easier customer access in our expanding markets with new or relocated branch offices, including the opening of a new branch office in the Cabin John area of Montgomery County as well as the relocation of our Marlow Heights office into an adjacent, larger facility with a drive-in. In order to keep our customer service and performance at the highest possible levels, we are in the process of updating our technology, including the installation of a more user-friendly, higher-capacity, 24-hour telephone banking system. We will continue to focus on asset and liability management by stressing our home equity lines of credit and basic checking accounts. In addition, we are revisiting Maryland Federal's method of delivering alternative investments in order to determine how to best serve our customers' needs.

    On behalf of the Board of Directors, we would like to thank our staff for their accomplishments during this past year and our shareholders for their continued support. We also appreciate our customers and will work hard to make this current fiscal year a more profitable one for all concerned.

CORDIALLY,

/s/ Richard B. Bland
--------------------
Richard B. Bland
Chairman of the Board


/s/ Robert H. Halleck
---------------------
Robert H. Halleck
President and Chief Executive Officer

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

                                                                          REQUIRED                 ACTUAL          EXCESS
                                                                  -----------------------  --------------------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
Tangible capital                                                  $  17,020        1.50%  $  87,600       7.72% $  70,580
Core capital                                                         34,040        3.00%     87,600       7.72%    53,560
Risk-based capital                                                   48,184        8.00%     92,199      15.30%    44,015

FINANCIAL CONDITION

    ASSETS. Total assets decreased by $14.9 million or 1.3% to $1.13 billion during fiscal 1997 versus an 8.0% increase in total assets during fiscal 1996. The decrease in fiscal 1997 was due primarily to decreases of $4.6 million or 64.4% in cash and due from banks, $7.3 million or 46.7% in interest-bearing deposits with banks, $5.4 million or 7.3% in securities available for sale, $1.2 million or 9.2% in Federal Home Loan Bank stock, at cost, and $791,000 or 37.8% in foreclosed real estate, net, versus the prior fiscal year. These decreases were partially offset by increases of $1.6 million or 9.8% in federal funds sold and securities purchased under agreements to resell, $1.4 million or 13.7% in securities held to maturity, $768,000 or 0.1% in loans receivable, net (including loans held for sale, at cost), and $1.0 million or 35.3% in other assets. The decrease in securities available for sale was primarily due to normal principal repayments received on mortgage-backed and related securities which exceeded purchases. The decrease in cash and due from banks and interest-bearing deposits with banks was primarily the result of the payment of the one-time Federal Deposit Insurance Corporation ("FDIC") special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), and management's decision to reduce borrowings from the Federal Home Loan Bank of Atlanta ("FHLB") and repurchase shares of common stock of the Company.

    LIABILITIES. Total liabilities decreased by $16.1 million or 1.5% to $1.03 billion during fiscal 1997 versus a 7.8% increase during fiscal 1996. This decrease in fiscal 1997 was due primarily to decreases of $17.5 million or 7.2% in advances from the FHLB, and $245,000 or 11.4% in income taxes versus the prior fiscal year. These decreases were partially offset by an increase of $1.7 million or 30.8% in accrued expenses and other liabilities. The decrease in FHLB advances was the result of management's decision to utilize the Association's cash flow to reduce borrowings.

    STOCKHOLDERS' EQUITY. Maryland Federal's total stockholders' equity increased by $1.3 million or 1.4% during fiscal 1997 versus $8.2 million or 9.5% during fiscal 1996. During fiscal 1997, such increase reflects net income of $6.5 million, a $2.8 million increase related to the issuance of shares under stock plans during the year, and a $415,000 increase recorded to recognize the net change in unrealized holding gains, net, which were offset by dividends to shareholders of $2.2 million and the repurchase of 212,050 shares of the Company's common stock at a cost of $6.3 million. There were no such stock repurchases during fiscal 1996.

CAPITAL ADEQUACY

    The Association is required under certain federal regulations to maintain minimum tangible capital equal to 1.5% of its adjusted total assets, minimum core capital equal to 3.0% of its adjusted total assets and minimum total capital (a combination of core and supplementary capital) equal to 8.0% of its risk-weighted assets. At February 28, 1997, the Association exceeded all of its regulatory capital requirements. The prior table demonstrates the Association's required and actual capital ratios at February 28, 1997.

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

    To be considered "well capitalized," an institution must generally have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage capital ratio of at least 5%. At February 28, 1997, the Association was considered to be "well capitalized." See Notes 13 and 14 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    Maryland Federal reported net income of $6.5 million ($2.00 primary earnings per share) in fiscal 1997 versus $8.7 million ($2.63 primary earnings per share) and $9.1 million ($2.70 primary earnings per share) in fiscal 1996 and 1995, respectively. Primary earnings per share for fiscal 1996 and 1995 have been adjusted to give retroactive effect of the 5% stock dividend paid on December 12, 1996. Net income reflects the net interest income re-

    The following table presents, for the periods indicated, the changes in interest income and interest expense attributable to (i) changes in volume (changes in volume multiplied by prior year rate) and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes in rate/volume (determined by multiplying the change in rate by the change in volume) have been allocated to the change in rate and the change in volume based upon the respective percentages of their combined totals.

                                                                                        FISCAL YEAR
                                                               ----------------------------------------------------------------
                                                                        1997 VS. 1996                    1996 VS. 1995
                                                                 INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO
                                                               -------------------------------  -------------------------------
                                                                VOLUME      RATE        NET      VOLUME      RATE        NET
                                                               ---------  ---------  ---------  ---------  ---------  ---------
                                                                                        (IN THOUSANDS)
Interest income:
 Loans receivable (1)                                          $   2,690  $    (577) $   2,113  $  11,206  $  --      $  11,206
 Mortgage-backed and related securities                             (565)         7       (558)       (41)        72         31
 Investment securities and other interest-earning assets             344       (128)       216       (854)       644       (210)
                                                               ---------  ---------  ---------  ---------  ---------  ---------
  Total interest income                                            2,469       (698)     1,771     10,311        716     11,027
                                                               ---------  ---------  ---------  ---------  ---------  ---------
Interest expense:
 Deposits:
 Certificates of deposit                                             910     (1,640)      (730)     6,460      4,957     11,417
 Noncertificate accounts                                             (65)      (311)      (376)    (1,435)      (314)    (1,749)
Advances from FHLB and other interest-bearing liabilities (2)        886       (465)       421      3,085      1,165      4,250
                                                               ---------  ---------  ---------  ---------  ---------  ---------
  Total interest expense                                           1,731     (2,416)      (685)     8,110      5,808     13,918
                                                               ---------  ---------  ---------  ---------  ---------  ---------
Increase (decrease) in net interest income                     $     738  $   1,718  $   2,456  $   2,201  $  (5,092) $  (2,891)
                                                               =========  =========  =========  =========  =========  =========


------------------------

(1) Includes loans held for sale.
(2) Includes interest expense on interest-bearing advances from borrowers for taxes and insurance.

    The following table sets forth, for the periods indicated, information regarding (i) the total dollar amounts of interest income of Maryland Federal from interest-earning assets and the resultant average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income and the interest rate spread; (iv) net interest-earning assets and the net yield earned on interest-earning assets; and (v) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are calculated on a daily basis. Yields and rates at February 28, 1997, are also indicated.





                                                                                                                      YEAR ENDED
                              FEB. 28,           YEAR ENDED FEBRUARY 28,             YEAR ENDED FEBRUARY 29,         FEBRUARY 28,
                              1997 (4)                   1997                                1996                       1995
                              --------   ------- ------------------------------   -------------------------------    ------------
                                                                                       (DOLLARS IN THOUSANDS)

                               YIELD/       AVERAGE                               AVERAGE                              AVERAGE
                                RATE        BALANCE     INTEREST   YIELD/ RATE    BALANCE     INTEREST   YIELD/ RATE   BALANCE
                             -----------  ------------  ---------  -----------  ------------  ---------  ----------- ----------

Interest-earning assets:(1)
 Loans receivable (2)              7.45%  $    993,218  $  74,328        7.48%  $    957,320  $  72,215        7.54%  $  809,647
 Mortgage-backed and related
  securities                       6.81%        62,663      4,251        6.78%        71,042      4,809        6.77%      71,664
 Investment securities and
  other interest-earning
  assets                           5.38%        57,685      3,310        5.74%        51,758      3,094        5.98%      67,400
                                          ------------  ---------               ------------  ---------               ----------
Total interest-earning
  assets                           7.31%     1,113,566     81,889        7.35%     1,080,120     80,118        7.42%     948,711
                                                        ---------                             ---------
Noninterest-earning assets                      14,392                                15,771                              19,971
``                                        ------------                          ------------                          ----------
  Total assets                            $  1,127,958                          $  1,095,891                          $  968,682
                                          ============                          ============                          ===========

Interest-bearing
  liabilities:
 Deposits:
 Certificates of deposit           5.45%  $    620,652     34,329        5.53%  $    604,892     35,059        5.80%  $  485,176
 Noncertificate accounts           2.63%       166,477      4,463        2.68%       168,804      4,839        2.87%     217,283
                                          ------------  ---------               ------------  ---------               ----------
  Total deposits                   4.84%       787,129     38,792        4.93%       773,696     39,898        5.16%     702,459
 Advances from FHLB and
  other interest-bearing
  liabilities (3)                  5.90%       229,347     13,413        5.85%       214,224     12,992        6.06%     161,850
                                          ------------  ---------               ------------  ---------               ----------
  Total interest-bearing
   liabilities                     5.08%     1,016,476     52,205        5.14%       987,920     52,890        5.35%     864,309
                                                        ---------                             ---------
Noninterest-bearing
  liabilities                                   18,530                                20,751                              23,366
                                          ------------                          ------------                          ----------
  Total liabilities                          1,035,006                             1,008,671                             887,675
Stockholders' equity                            92,952                                87,220                              81,007
                                          ------------                          ------------                          ----------
  Total liabilities and
   stockholders' equity                   $  1,127,958                          $  1,095,891                          $  968,682
                                          ============                          ============                          ==========

Net interest income/
  interest rate spread             2.23%                $  29,684        2.21%                $  27,228        2.07%
                                   ====                 =========        ====                 =========        ====

Net interest-earning
  assets/net yield on
  interest-earning assets                 $     97,090                   2.67%  $     92,200                   2.52%  $   84,402
                                          ============                   ====   ============                   ====   ==========

Ratio of interest-earning
  assets to
  interest-bearing
liabilities                                                              1.10%                                 1.09%
                                                                         ====                                  ====

                             INTEREST   YIELD/ RATE
                             ---------     -----
Interest-earning assets:(1)
 Loans receivable (2)        $  61,009        7.54%
 Mortgage-backed and related
  securities                     4,778        6.67%
Investment securities and
  other interest-earning
  assets                         3,304        4.90%
  Total interest-earning     ---------
   assets                       69,091        7.28%
Noninterest-earning assets
                             ---------
  Total assets
Interest-bearing
  liabilities:

Deposits:
 Certificates of deposit        23,558        4.86%
 Noncertificate accounts         6,672        3.07%
                             ---------
  Total deposits                30,230        4.30%
 Advances from FHLB and
  other interest-bearing
  liabilities (3)                8,742        5.40%
                             ---------
  Total interest-bearing
   liabilities                  38,972        4.51%
                             ---------
Noninterest-bearing
  liabilities

  Total liabilities
Stockholders' equity

  Total liabilities and
  stockholders' equity

Net interest income/
  interest rate spread       $  30,119        2.77%
                             =========        ====

Net interest-earning
  assets/net yield on
  interest-earning assets                     3.17%
                                              ====

Ratio of interest-earning
  assets to
  interest-bearing
liabilities                                   1.10%
                                              ====





------------------------

(1) Interest-earning assets include all assets on which interest was contractually due.

(2) Includes loans held for sale.

(3) Average balances include $0.9 million, $1.0 million and $1.0 million of interest-bearing advances from borrowers for taxes and insurance during each of the respective years.

(4) Based on stated interest rates at February 28, 1997.

sulting from the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, and various other elements such as provision for loan losses, noninterest income, noninterest expense, and income tax expense. Included in noninterest expense for fiscal 1997 was a one-time SAIF recapitalization assessment of $5.1 million, or approximately $3.1 million, net of applicable tax benefits.

Net Interest Income

    During the fiscal year ended February 28, 1997, net interest income increased by $2.5 million or 9.0% versus the prior fiscal year. The increase was primarily the result of a 14 basis point net increase in the yield earned on interest-earning assets over the rate paid on interest-bearing liabilities ("interest rate spread"), coupled with a $4.9 million or 5.3% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1997 versus fiscal 1996. During the fiscal year ended February 29, 1996, net interest income decreased by $2.9 million or 9.6% versus the prior fiscal year. The decrease was primarily the result of a 70 basis point net decrease in the interest rate spread, which more than offset a $7.8 million or 9.2% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1996 versus fiscal 1995.

Interest Income

    LOANS RECEIVABLE. For the fiscal year ended February 28, 1997, interest earned on loans receivable (including loans held for sale) increased by $2.1 million or 2.9% over the prior fiscal year. This increase resulted from a $35.9 million or 3.7% increase in the average balance of loans receivable, which more than offset a 6 basis point decrease in the average yield earned on such assets to 7.48% during fiscal 1997 as compared to the prior fiscal year. For the fiscal year ended February 29, 1996, interest earned on loans receivable (including loans held for sale) increased by $11.2 million or 18.4% over the prior fiscal year. This increase resulted from a $147.7 million or 18.2% increase in the average balance of loans receivable, while maintaining an average yield earned on such assets at 7.54% during fiscal
1996 as compared to the prior fiscal year. The increase in the average balance of loans receivable during both fiscal years was primarily due to the increased demand in both first mortgage loans and home equity lines of credit. The Association continues to offer adjustable-rate mortgages and other rate sensitive loans, such as our Primeline Home Equity Lines of Credit and second trusts. These loans are generally retained in the loan portfolio, while those loans sold in the secondary market are primarily fixed-rate loans.

    MORTGAGE-BACKED AND RELATED SECURITIES. For the fiscal year ended February 28, 1997, interest earned on mortgage-backed and related securities decreased by $558,000 or 11.6% over the prior fiscal year. This decrease was primarily due to an $8.4 million or 11.8% decrease in the average balance of such assets, which more than offset a one basis point increase in the average yield earned on such assets to 6.78%. For the fiscal year ended February 29, 1996, interest earned on mortgage-backed and related securities increased by $31,000 or 0.6% over the prior fiscal year. This increase resulted from a 10 basis point increase in the average yield earned on mortgage-backed and related securities to 6.77%, which more than offset a $622,000 or 0.9% decrease in the average balance of such assets during fiscal 1996 as compared to fiscal 1995. The decrease in the average balance of mortgage-backed and related securities during both fiscal years was the result of maturities and principal repayments as well as the sales of mortgage-backed and related securities during fiscal 1996.

    INVESTMENT SECURITIES AND OTHER INTEREST-EARNING ASSETS. Interest earned on investment securities and other interest-earning assets increased by $216,000 or 7.0% during fiscal 1997 versus the prior fiscal year. This increase was primarily due to a $5.9 million or 11.5% increase in the average balance of investment securities and other interest-earning assets, which more than offset a 24 basis point decrease in the average yield earned on such assets to 5.74% during fiscal 1997 versus the prior fiscal year. Interest earned on investment securities and other interest-earning assets decreased by $210,000 or 6.4% during fiscal 1996 versus the prior fiscal year. This decrease was primarily due to a $15.6 million or 23.2% decrease in the average balance of investment securities and other interest-earning assets, which more than offset a 108 basis point increase in the average yield earned on such assets to 5.98% during fiscal 1996 versus fiscal 1995.

INTEREST EXPENSE

    DEPOSITS. The Association's interest expense on deposits decreased by $1.1 million or 2.8% to $38.8 million during fiscal 1997 versus the prior fiscal year. This decrease was primarily due to a 23 basis point decrease in the average rate paid on such deposits, which more than offset an increase in the average balance of deposits of $13.4 million or 1.7% to $787.1 million during fiscal 1997 versus the prior fiscal year. During fiscal 1996, interest expense on deposits increased by $9.7 million or 32.0% as compared to the prior fiscal year. This increase was primarily due to a $71.2 million or 10.1% increase in the average balance of deposits coupled with an 86 basis point increase in the average rate paid on such deposits during fiscal 1996 versus the prior fiscal year. The Association continues to offer competitive interest rates on deposits which helped to increase the average balance of deposits during fiscal 1997 and 1996.

    BORROWED FUNDS. Interest expense on borrowed funds (consisting of FHLB advances and advances from borrowers for taxes and insurance) increased by $421,000 or 3.2% during fiscal 1997 versus fiscal 1996. This increase was primarily due to a $15.1 million or 7.1% increase in the average balance of such funds to $229.3 million, which more than offset a 21 basis point decrease in the average rate paid on such funds to 5.85% during fiscal 1997 versus the prior fiscal year. Interest expense on borrowed funds increased by $4.3 million or 48.6% during fiscal 1996 versus fiscal

1995. This increase was primarily due to a $52.4 million or 32.4% increase in the average balance of such funds coupled with a 66 basis point increase in the average rate paid on such funds during fiscal 1996 versus the prior fiscal year. The increase in the average balance of such funds during fiscal 1997 reflects management's decision during fiscal 1996 to fund a major portion of its loan growth with borrowed funds rather than deposits. However, during fiscal 1997, management made an effort to curtail advances whenever possible.

PROVISION FOR LOAN
LOSSES

    Loan review procedures are utilized by the Association in order to ensure that potential problem loans are identified early, thereby lessening any potentially negative impact such problem loans may have on the Association's earnings. During fiscal 1997, 1996 and 1995, the Association's provision for loan losses totaled $275,000, $120,000, and $300,000, respectively. See also
Note 4 of Notes to Consolidated Financial Statements.

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

    As of February 28, 1997, non-performing loans (loans ninety days or more delinquent but still accruing, and non-accrual loans) totaled $4.6 million ($4,595,000 of which consist of first mortgage loans, with the remaining $35,000 consisting of consumer and other loans) and represented 0.47% of total loans receivable. At February 29, 1996, and February 28, 1995, non-performing loans totaled $3.4 million ($3,333,000 of which consist of first mortgage loans, with the remaining $53,000 consisting of consumer and other loans) and $1.6 million ($1,543,000 of which consist of first mortgage loans, with the remaining $13,000 consisting of consumer and other loans), respectively, and represented 0.34% and 0.17%, respectively, of total loans receivable. During fiscal 1997 and 1996, non-performing loans increased by $1.2 million and $1.8 million, respectively, as compared to the comparable prior fiscal years, due primarily to an increase in non-performing residential first mortgage loans which resulted from the soft economic conditions that existed in the local market area.

    As of February 28, 1997, the allowance for loan losses amounted to $4.6 million and represented 99.3% of non-performing loans. As of February 29, 1996, and February 28, 1995, the allowance for loan losses amounted to $4.5 million and $4.4 million, respectively, and represented 132.1% and 284.2%, respectively, of non-performing loans. During fiscal 1995, $50,000 was transferred out of the allowance for loan losses into the allowance for losses on foreclosed real estate. No such transfers took place during fiscal 1997 and 1996.

Noninterest Income

     Total noninterest income decreased by $3.0 million or 52.1% during fiscal 1997 versus fiscal 1996. This decrease was the result of a $3.3 million or 100.0% decrease in gain on sales of securities and a $32,000 or 25.2% decrease in other income, which more than offset increases of $244,000 or 16.4% in banking service charges and fees, $70,000 or 25.6% in loan fees and service charges, and $48,000 or 9.2% in gain on sales of first mortgage loans during fiscal 1997 versus the prior fiscal year. There were no sales of securities during fiscal 1997. The increase in banking service charges and fees was due primarily to increases in administrative fees collected on ATM transactions for noncustomers and service fees collected on both commercial and noncommercial checking accounts during fiscal 1997 versus fiscal 1996.

    Total noninterest income increased by $3.7 million or 180.2% during fiscal 1996 versus fiscal 1995. This increase included a $3.3 million gain on sales of securities. There were no sales of securities during fiscal 1995. In addition, noninterest income increased by $100,000 or 7.2% in banking service charges and fees, and $388,000 or 289.6% in gain on sales of first mortgage loans, which more than offset decreases of $28,000 or 9.3% in loan fees and service charges, and $89,000 or 41.2% in other noninterest income during fiscal 1996 versus the prior fiscal year. The increase in banking service charges and fees was due primarily to increases in administrative fees received on insurance services, service fees collected on both commercial and noncommercial checking accounts, and other miscellaneous fees charged on customer accounts during fiscal 1996 versus fiscal 1995. The increase in gain on sales of first mortgage loans was due primarily to an increase in the origination of loans to be held for sale during fiscal 1996 versus the prior fiscal year. The decrease in other noninterest income was due primarily to decreased income earned by the Association's subsidiary, MASSLA Corporation, which offers various insurance products to the Association's customers and employees, during fiscal 1996 versus fiscal 1995.

NONINTEREST EXPENSE

    Total noninterest expense increased by $5.6 million or 30.0% and $1.4 million or 8.4% during fiscal 1997 and 1996, respectively, versus the comparable prior fiscal years. Included in noninterest expense for fiscal 1997 was a one-time SAIF recapitalization assessment of $5.1 million, or approximately $3.1 million, net of applicable tax benefits. The components of noninterest expense are discussed below.

    COMPENSATION AND BENEFITS. Compensation and benefits increased by $1.2 million or 13.2% and $436,000 or 5.2% during fiscal 1997 and fiscal 1996, respectively, versus the comparable prior fiscal years. The increase in compensation and benefits was due primarily to increases in retirement and other employee benefit expenses, as well as annual salary adjustments, during fiscal 1997 as compared to the prior fiscal year. The increase in compensation and benefits during fiscal 1996 was due primarily to additional staffing necessitated by the expansion of branch and loan production offices as well as the creation of a new proof-of-deposit department during fiscal 1995 which resulted in increased expenses during the 1996 fiscal year, as compared to fiscal 1995.

    OCCUPANCY AND EQUIPMENT. Occupancy and equipment expense decreased by $106,000 or 3.3% during fiscal 1997 as compared to fiscal 1996. Such decrease was primarily the effect of relocating branch and loan production offices to more suitable and less expensive locations and the closing of one branch office during fiscal 1996. Occupancy and equipment expense increased by $399,000 or 14.3% during fiscal 1996 as compared to fiscal 1995. Costs incurred with the relocation of two branch offices, the creation of a new proof-of-deposit department, and new branch and loan production offices in fiscal 1995, contributed to the increase in occupancy and equipment expense during fiscal 1996 as compared to fiscal 1995.

    SAIF RECAPITALIZATION ASSESSMENT. Deposits of the Association are currently insured by the FDIC through the SAIF. On September 30, 1996, legislation was enacted to address the undercapitalization of the SAIF. As a result, the FDIC imposed a one-time special assessment of $.657 for every $100 of assessable deposits as of March 31, 1995. Based on the Association's assessable deposits, Maryland Federal's pro rata share of the special recapitalization assessment was $5.1 million or approximately $3.1 million, net of applicable tax benefits.

    FEDERAL DEPOSIT INSURANCE PREMIUMS. Federal deposit insurance premiums paid to the FDIC decreased by $255,000 or 14.6% during fiscal 1997 as compared to fiscal 1996. Such decrease was primarily the result of the legislation discussed above which also reduced the Association's insurance premium from 23 to 6.4 basis points effective January 1, 1997. Based upon Maryland Federal's level of deposits at February 28, 1997, this reduction in insurance premiums is expected to amount to approximately $1.3 million of savings, before taxes, on an annual basis. Federal deposit insurance premiums paid to the FDIC increased by $180,000 or 11.5% during fiscal 1996, versus the prior fiscal year, due primarily to an increase in the average balance of deposits.

    LOSS ON FORECLOSED REAL ESTATE, NET. During the fiscal year ended February 28, 1997, loss on foreclosed real estate, net, decreased by $149,000 or 49.8% versus the prior fiscal year, due primarily to a $100,000 decrease in provision for possible losses on foreclosed real estate, as well as an increase in the gain on the sales of such properties. During the fiscal year ended February 29, 1996, loss on foreclosed real estate, net, decreased by $65,000 or 17.9% versus the prior fiscal year, due primarily to a decrease of $100,000 in provision for possible losses on foreclosed real estate. Foreclosed real estate, net, totaled $1.3 million, $2.1 million and $2.7 million at fiscal year-end 1997, 1996 and 1995, respectively. See also Note 5 of Notes to Consolidated Financial Statements.

    ADVERTISING. Advertising expense increased by $41,000 or 7.6% and $28,000 or 5.5% during fiscal 1997 and fiscal 1996, respectively, versus the comparable prior fiscal years.

    OTHER. During fiscal year ended February 28, 1997, other noninterest expense decreased by $202,000 or 5.1% versus the prior fiscal year. This decrease was primarily due to expenses incurred for relocating branch offices during fiscal 1996. Such expenses included new supplies, moving expense, printing and postage. Other noninterest expense increased by $463,000 or 13.2% during fiscal 1996 versus the prior fiscal year. During fiscal 1996, the increase in other noninterest expense resulted from amortization of the cost in excess of fair value of net assets acquired related to the acquisition of certain branch offices during fiscal 1995. In addition, increases in regulatory exam fees, postage and telephone expense, and losses due to two branch robberies during fiscal 1996, contributed to the increase in other noninterest expense versus the prior fiscal year.

INCOME TAXES

    Maryland Federal made provisions for income taxes of $1.5 million, $5.5 million and $5.7 million in fiscal 1997, 1996 and 1995, respectively. The $4.0 million or 73.0% decrease during fiscal 1997 versus the prior fiscal year was due primarily to the one-time special assessment to recapitalize the SAIF, and a $1.6 million adjustment to revise prior estimates in recording the tax provision. The $145,000 or 2.6% decrease during fiscal 1996 versus the prior fiscal year was due to the decreased profitability of the Association. The effective tax rate for each of the three fiscal years was 18.6%, 38.8% and 38.5%, respectively.

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

    STRATEGIES. The Association utilizes a variety of methods to achieve its asset and liability objectives, including emphasis on origination of adjustable first trust loans for its portfolio, second trusts, and the sale of fixed-rate mortgage loans in the secondary market. For the year ended February 28, 1997, the Association's interest rate spread increased to 2.21% as compared to 2.07% during the prior fiscal year, reflecting a 21 basis point decrease in the Association's rate paid on interest-bearing liabilities which more than offset a 7 basis point decrease in the yield earned on interest-earning assets.

    REPRICING. Comparison of maturities of repricing interest-earning assets and interest-bearing liabilities is illustrated in the following "gap" table. This table defines interest-sensitive assets and liabilities as those which mature or reprice within one year or less. As shown in the table, the ratio of the Association's one-year gap to total assets was 32.5% as of February 28, 1997 versus 29.3% and 24.0% as of February 29, 1996 and February 28, 1995, respectively. The deterioration in the one-year gap at February 28, 1997 versus the prior fiscal year end is due primarily to increases of $40.2 million in deposits and $8.3 million in advances from the FHLB and other interest-bearing liabilities which more than offset increases of $13.8 million in loans and mortgage-backed and related securities and $3.1 million in investment securities and other interest-earning assets. These changes reflect management's decision during fiscal 1996 and 1995 to fund loan growth through a combination of short-term advances from the FHLB and longer-term certificates of deposits, which are now approaching their scheduled maturities.

                                                                          FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 28,
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
                                                                                   (DOLLARS IN THOUSANDS)
Interest-sensitive assets:
   Loans and mortgage-backed and related securities (1)                    $  266,478    $  252,629    $  216,868
  Investment securities and other interest-earning assets                      48,635        45,585        41,374
                                                                          ------------  ------------  ------------
Total interest-sensitive assets                                               315,113       298,214       258,242
                                                                          ------------  ------------  ------------
Interest-sensitive liabilities:
   Deposits                                                                   544,571       504,358       389,177
  Advances from FHLB and other interest-bearing liabilities (2)               136,847       128,579       123,464
                                                                          ------------  ------------  ------------
Total interest-sensitive liabilities                                          681,418       632,937       512,641
                                                                          ------------  ------------  ------------
Excess of interest-sensitive liabilities over interest-sensitive assets
  (Gap)                                                                    $  366,305    $  334,723    $  254,399
                                                                          ============  ============  ============

Ratio of Gap to total assets                                                     32.5%         29.3%         24.0%
                                                                          ============  ============  ============


------------------------
 (1) Includes loans held for sale.

 (2) Includes $0.7 million, $0.8 million and $0.9 million of interest-bearing advances from borrowers for taxes and insurance for each of the respective years.

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

    At February 28, 1997, the Association had $3.2 million of undisbursed loan funds, $51.5 million in approved loan commitments and $2.0 million in commitments to purchase mortgage-backed and related securities. These commitments were partially offset by $6.8 million in forward commitments to sell. The Association anticipates that it will have the funds necessary to meet these obligations through the sources of funds mentioned above. The amount of certificate accounts which are scheduled to mature in fiscal 1998 is $465.8 million. Management believes that, by evaluating competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Association.

IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles, which typically require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. See Note 23 of Notes to Consolidated Financial Statements for estimated fair values of certain assets and liabilities.

    Virtually all of the assets and liabilities of Maryland Federal are monetary in nature. As a result, interest rates have a more significant impact on Maryland Federal's performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

    The following table summarizes the estimated maturities or repricing of Maryland Federal's interest-earning assets and interest-bearing liabilities at February 28, 1997. The weighted average rate of each category of assets and liabilities is given below the respective dollar amounts. Management assumes, based on the Association's experience, that certain loans receivable and mortgage-backed securities can be expected to experience prepayments of principal and that a substantial amount of core deposits will have significantly longer effective maturities in spite of being subject to immediate withdrawal terms.

                                                   FEBRUARY 28, 1997
              -------------------------------------------------------------------------------------------
                            MORE THAN   MORE THAN   MORE THAN       MORE THAN
                             1 YEAR      3 YEARS     5 YEARS         10 YEARS         MORE
                1 YEAR         TO           TO          TO              TO            THAN
                OR LESS      3 YEARS     5 YEARS     10 YEARS        20 YEARS       20 YEARS     TOTAL
              -----------  -----------  ----------  ----------  ------------------  ---------  ----------

                                               (DOLLARS IN THOUSANDS)
Interest-
  earning
  assets:
Fixed-rate
  mortgage
  loans (1)   $    70,393  $    85,909  $   55,437  $   89,233  $  70,403           $  11,979  $  383,354
                     8.37%        8.04%       7.78%       7.73%      7.79%               7.71%       7.94%
Adjustable
and
floating-rate
mortgage loans     170,375     256,145     134,522      43,597         --                  --     604,639
                     7.51%        6.86%       7.00%       7.44%        --                  --        7.12%
Consumer and
  other
  loans             1,341        1,813         805          --         --                  --       3,959
                     9.40%        9.40%       9.40%         --         --                  --        9.40%
Mortgage-
  backed and
  related
  securities       24,369       12,071       6,917      12,485      8,017                 276      64,135
                     6.54%        6.89%       7.01%       7.00%      7.02%               8.06%       6.81%
Investment
  securities
  and other
  interest-
  earning
  assets           48,635        3,096       2,107         245         --                 --       54,083
                     5.37%        5.24%       5.89%       4.15%        --                 --         5.38%
              -----------  -----------  ----------  ----------  ------------------  ---------  ----------
Total
  interest-
  earning
  assets          315,113      359,034     199,788     145,560     78,420              12,255   1,110,170
                     7.30%        7.14%       7.21%       7.57%      7.71%               7.72%       7.31%
              -----------  -----------  ----------  ----------  ------------------  ---------  ----------
Interest-
  bearing
liabilities:
Deposits          544,571      158,778      31,223      29,005     18,369               6,987     788,933
                     5.03%        5.19%       3.64%       2.48%      2.70%               3.01%       4.84%
Advances
  from FHLB
  and
  other
  interest-
  bearing
 liabilities
  (2)             136,847       89,500          --         680         --                 --      227,027
                     5.81%        6.03%         --        6.50%        --                 --         5.90%
              -----------  -----------  ----------  ----------  ------------------  ---------  ----------
Total
  interest-
  bearing
 liabilities      681,418      248,278      31,223      29,685     18,369              6,987   1,015,960
                     5.19%        5.49%       3.64%       2.57%      2.70%              3.01%       5.08%
              -----------  -----------  ----------  ----------  ------------------  ---------  ----------
Excess
(deficiency)
  of
  interest-
  earning
  assets
  over
  interest-
  bearing
 liabilities  $  (366,305) $   110,756  $  168,565  $  115,875  $ 60,051          $   5,268   $ 94,210
              ===========  ===========  ==========  ==========  ========          ==========  =========

Cumulative
  excess
(deficiency)
  of
  interest-
  earning
  assets
  over
  interest-
  bearing
 liabilities  $  (366,305) $  (255,549) $  (86,984) $   28,891  $   88,942         $94,210    $  94,210
              ===========  ===========  ==========  ==========  ==========        =========  ==========

Cumulative
  excess
(deficiency)
  as a
  percentage
  of total
  assets           (32.46)%     (22.65)%     (7.71)%      2.56%       7.88%            8.35%       8.35%
              ===========  ===========  ==========  ==========  ==========        =========  ==========




------------------------

(1) Includes loans held for sale.

(2) Includes $0.7 million of interest-bearing advances from borrowers for taxes and insurance.

Selected Consolidated
Financial and Operating Data

                                                                                         FEBRUARY 28,
                                                   FEB. 28,      FEB. 29,     -----------------------------------
                                                   ------        -------
                                                    1997          1996          1995         1994        1993
                                                 ------------  ------------  ------------  ----------  ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

AT YEAR END:
Total assets                                     $  1,128,483  $  1,143,338  $  1,058,781  $  872,167  $  814,789
Loans receivable (1)                                  991,952       991,184       898,728     696,993     644,329
Mortgage-backed and related securities                 64,135        66,195        75,436      44,106      53,586
Investment securities and other interest-
  earning assets (2)                                   54,083        62,367        60,765     105,100      92,835
Deposits                                              788,933       788,931       763,754     678,050     666,232
Borrowed funds                                        226,280       243,780       190,730     103,180      65,680
Stockholders' equity                                   95,261        93,982        85,796      77,623      69,196

FOR THE YEAR ENDED:
Total interest income                                  81,889        80,118        69,091      63,250      67,722
Total interest expense                                 52,205        52,890        38,972      32,411      38,598
                                                 ------------  ------------  ------------  ----------  ----------
Net interest income                                    29,684        27,228        30,119      30,839      29,124
Provision for loan losses                                 275           120           300         662       1,940
                                                 ------------  ------------  ------------  ----------  ----------
Net interest income after provision for loan
  losses                                               29,409        27,108        29,819      30,177      27,184
Banking service charges and fees                        1,736         1,492         1,392       1,594       1,087
Gain on sales of interest-earning assets                  570         3,834           134         566         665
Other noninterest income                                  439           401           518         792         636
SAIF recapitalization assessment                        5,077            --            --          --          --
Other noninterest expense                              19,058        18,566        17,125      14,320      12,707
                                                 ------------  ------------  ------------  ----------  ----------
Income before income taxes and cumulative
  effect of accounting change                           8,019        14,269        14,738      18,809      16,865
Income tax expense                                      1,494         5,530         5,675       7,097       6,485
                                                 ------------  ------------  ------------  ----------  ----------
Income before cumulative effect of accounting
  change                                                6,525         8,739         9,063      11,712      10,380
Cumulative effect of change in accounting for
  income taxes                                             --            --            --         547          --
                                                 ------------  ------------  ------------  ----------  ----------
Net income                                       $      6,525  $      8,739  $      9,063  $   12,259  $   10,380
                                                 ============  ============  ============  ==========  ==========

Primary earnings per share (3)                   $       2.00  $       2.63  $       2.70  $     3.54  $     3.02
                                                 ============  ============  ============  ==========  ==========

Return on equity                                          6.9%          9.7%         11.1%       16.7%       16.0%
Equity-to-assets                                          8.3%          8.2%          8.5%        8.7%        7.9%
Cash dividends declared per share (3)            $       .675  $       .548  $       .438  $     .376  $     .242
Dividend payout ratio                                    33.8%         20.8%         16.2%       10.6%        8.0%

Number of full service facilities                          25            25            26          21          21

------------------------

(1) Includes loans held for sale.

(2) Includes investment securities, federal funds sold, securities purchased under agreements to resell and interest-bearing deposits with banks.

(3) As adjusted for 5% stock dividend declared on November 21, 1996.

                                                        Financial Statements




----------------------------------------------
Consolidated Statements of Financial Condition                            16
----------------------------------------------
Consolidated Statements of Income                                         17
----------------------------------------------
Consolidated Statements of Stockholders' Equity                           18
----------------------------------------------
Consolidated Statements of Cash Flows                                     19
----------------------------------------------
Notes to Consolidated Financial Statements                                20
----------------------------------------------


                 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                  FEBRUARY 28,          FEBRUARY 29,
                                                                                      1997                  1996
                                                                            ------------------------    ------------
                                                                                        (IN THOUSANDS)
ASSETS
Cash and due from banks................................................     $    2,558                    $    7,194
Interest-bearing deposits with banks...................................          8,381                        15,711
Federal funds sold and securities purchased under agreements to resell.         17,665                        16,092
Securities available for sale..........................................         69,360                        74,791
Securities held to maturity (fair value, 1997--$11,417,000 and
  1996--$10,007,000)...................................................         11,448                        10,072
Loans held for sale, at cost...........................................          2,679                        16,296
Loans receivable, net..................................................        989,273                       974,888
Accrued interest receivable............................................          6,021                         6,009
Federal Home Loan Bank stock, at cost..................................         11,364                        12,514
Foreclosed real estate, net............................................          1,299                         2,090
Premises and equipment, net............................................          4,576                         4,829
Other assets...........................................................          3,859                         2,852
                                                                            ----------                 ------------
     Total assets......................................................     $1,128,483                    $1,143,338
                                                                            ==========                 ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits...............................................................     $  788,933                   $   788,931
Advances from Federal Home Loan Bank of Atlanta........................        226,280                       243,780
Advances from borrowers for taxes and insurance........................          9,074                         9,124
Income taxes...........................................................          1,898                         2,143
Accrued expenses and other liabilities.................................          7,037                         5,378
                                                                            ----------                  ------------
     Total liabilities.................................................      1,033,222                     1,049,356
                                                                            ----------                  ------------
COMMITMENTS AND CONTINGENCIES (Notes 16 and 20)

STOCKHOLDERS' EQUITY
Preferred stock; 10,000,000 shares authorized, none issued.............             --                           --
Common stock; $.01 par value; 15,000,000 shares authorized; shares
  issued, 1997--4,093,576 and 1996--3,821,081..........................             41                           38
Additional paid-in capital.............................................         42,625                       34,917
Retained earnings, substantially restricted............................         66,976                       67,492
Unrealized holding gains, net..........................................          2,835                        2,420
Treasury stock, at cost; 1997--883,426 shares and 1996--671,376 shares.        (17,216)                     (10,885)
                                                                            -----------                ------------
     Total stockholders' equity........................................         95,261                       93,982
                                                                            -----------                ------------
       Total liabilities and stockholders' equity......................     $1,128,483                   $1,143,338
                                                                            ==========                 ============


See Notes to Consolidated Financial Statements.


                 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                                          FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 28,
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income:
  Loans receivable:
    First mortgage loans.......................................            $   67,196    $   67,093    $   56,960
    Consumer and other loans...................................                 7,132         5,122         4,049
  Securities available for sale and held to maturity...........                 5,154         5,921         6,361
  Other interest-earning assets................................                 2,407         1,982         1,721
                                                                          ------------  ------------  ------------
    Total interest income......................................                81,889        80,118        69,091
                                                                          ------------  ------------  ------------
Interest expense:
  Deposits.....................................................                38,792        39,898        30,230
  Advances from Federal Home Loan Bank of Atlanta..............                13,385        12,962         8,714
  Advances from borrowers for taxes and insurance..............                    28            30            28
                                                                          ------------  ------------  ------------
    Total interest expense.....................................                52,205        52,890        38,972
                                                                          ------------  ------------  ------------
Net interest income............................................                29,684        27,228        30,119
Provision for loan losses......................................                   275           120           300
                                                                          ------------  ------------  ------------
Net interest income after provision for loan losses............                29,409        27,108        29,819
                                                                          ------------  ------------  ------------
Noninterest income:
  Banking service charges and fees.............................                 1,736         1,492         1,392
  Loan fees and service charges................................                   344           274           302
  Gain on sales of first mortgage loans........................                   570           522           134
  Gain on sales of securities..................................                    --         3,312            --
  Other........................................................                    95           127           216
                                                                          ------------  ------------  ------------
    Total noninterest income...................................                 2,745         5,727         2,044
                                                                          ------------  ------------  ------------
Noninterest expense:
  Compensation and benefits....................................                 9,991         8,828         8,392
  Occupancy and equipment......................................                 3,084         3,190         2,791
  SAIF recapitalization assessment.............................                 5,077            --            --
  Federal deposit insurance premiums...........................                 1,497         1,752         1,572
  Loss on foreclosed real estate, net..........................                   150           299           364
  Advertising..................................................                   577           536           508
  Other........................................................                 3,759         3,961         3,498
                                                                          ------------  ------------  ------------
    Total noninterest expense..................................                24,135        18,566        17,125
                                                                          ------------  ------------  ------------
Income before income taxes.....................................                 8,019        14,269        14,738
Income tax expense.............................................                 1,494         5,530         5,675
                                                                          ------------  ------------  ------------
NET INCOME.....................................................            $    6,525    $    8,739    $    9,063
                                                                          ============  ============  ============

Primary earnings per share.....................................            $     2.00    $     2.63    $     2.70
                                                                          ============  ============  ============

See Notes to Consolidated Financial Statements.

              MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               Retained    Unrealized
                                                                Additional    Earnings,      Holding                   Total
                                                    Common        Paid-in    Substantially   Gains,      Treasury   Stockholders'
                                                     Stock        Capital     Restricted       Net        Stock        Equity
                                                 -------------  -----------  ------------  -----------  ----------  ------------
                                                                                 (In Thousands)
Balance, February 28, 1994......................         $36       $32,134       $52,890      $    --      $(7,437)      $77,623
 Net income.....................................          --            --         9,063           --           --        9,063
 Issuance of 69,172 shares of common stock under
  stock plans and related tax benefits..........           1         1,057            --           --           --        1,058
 Purchase of 140,475 shares of treasury stock...          --            --            --           --       (3,448)      (3,448)
 Cash dividends ($.438 per share)...............          --            --        (1,416)          --           --       (1,416)
 Change in unrealized holding gains, net........          --            --            --        2,916           --        2,916
                                                         ---    -----------  ------------  -----------  ----------  ------------
Balance, February 28, 1995......................          37        33,191        60,537        2,916      (10,885)      85,796
 Net income.....................................          --            --         8,739           --           --        8,739
 Issuance of 108,657 shares of common stock
  under stock plans and related tax benefits....           1         1,726            --           --           --        1,727
 Cash dividends ($.548 per share)...............          --            --        (1,784)          --           --       (1,784)
 Change in unrealized holding gains, net........          --            --            --         (496)          --         (496)
                                                         ---    -----------  ------------  -----------  ----------  ------------
Balance, February 29, 1996......................          38        34,917        67,492        2,420      (10,885)      93,982
 Net income.....................................          --            --         6,525           --           --        6,525
 Issuance of 123,466 shares of common stock
  under stock plans and related tax benefits....           1         2,837            --           --           --        2,838
 Stock dividend, 149,029 shares at $32.75 per
  share.........................................           2         4,871        (4,873)          --           --           --
 Cash paid in lieu of stock dividend for
  fractional shares.............................          --            --           (11)          --           --          (11)
 Purchase of 212,050 shares of treasury stock...          --            --            --           --       (6,331)      (6,331)
 Cash dividends ($.675 per share)...............          --            --        (2,157)          --           --       (2,157)
Change in unrealized holding gains, net.........          --            --            --          415           --          415
                                                         ---    -----------  ------------  -----------  ----------  ------------
Balance, February 28, 1997......................         $41       $42,625       $66,976       $2,835     $(17,216)     $95,261
                                                         ===    ===========  ============  ===========  ==========  ============


See Notes to Consolidated Financial Statements.

            MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended    Year Ended    Year Ended
                                                                          February 28,  February 29,  February 28,
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
                                                                                       (In Thousands)
OPERATING ACTIVITIES:
 Net income............................................................    $    6,525    $    8,739    $    9,063
 Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
   Depreciation and amortization:
    Premises and equipment.............................................           916         1,123           884
    Other..............................................................        (1,021)         (722)       (1,547)
   Loans originated for sale...........................................       (63,723)      (67,152)      (15,454)
   Sale of loans originated for sale...................................        77,340        53,727        13,967
   Provision for losses on loans and foreclosed real estate............           375           320           600
   Gain on sales of securities.........................................            --        (3,312)           --
   Gain on sales of foreclosed real estate.............................          (102)          (27)          (74)
   Deferred income taxes...............................................           181          (970)         (211)
   Tax benefits relating to stock options..............................           661           603           315
   Decrease (increase) in:
    Accrued interest receivable........................................           (12)         (398)         (783)
    Other assets.......................................................        (1,331)        1,725        (2,283)
   Increase (decrease) in:
    Current income taxes payable.......................................          (649)         (622)          409
    Accrued expenses and other liabilities.............................         1,521           (85)        1,683
                                                                          ------------  ------------  ------------
     Net cash provided by (used in) operating activities...............        20,681        (7,051)        6,569
                                                                          ------------  ------------  ------------
INVESTING ACTIVITIES:
  Loans originated.....................................................      (120,104)     (149,152)     (225,562)
  Loans purchased......................................................            --        (1,006)      (71,535)
  Principal collected on loans.........................................       105,379        71,825        97,445
  Purchases of securities:
   Available for sale..................................................       (10,950)       (3,364)         (619)
   Held to maturity....................................................       (13,852)           --       (54,796)
  Principal collected on mortgage-backed and related securities........        11,265         8,361        10,056
  Proceeds from maturities of securities:
   Available for sale..................................................         6,411            --         2,557
   Held to maturity....................................................        12,000        14,130        17,000
  Proceeds from sales of securities:
   Available for sale..................................................            --         3,423            --
   Held to maturity....................................................            --         1,909            --
  Net decrease (increase) in federal funds sold and
   securities purchased under agreements to resell.....................        (1,573)       (6,469)       19,395
  Decrease (increase) in Federal Home Loan Bank stock..................         1,150        (2,730)       (1,633)
  Proceeds from sales of foreclosed real estate........................         2,022           713           871
  Purchases of premises and equipment..................................          (663)         (563)       (2,762)
                                                                          ------------  ------------  ------------
     Net cash used in investing activities.............................        (8,915)      (62,923)     (209,583)
                                                                          ------------  ------------  ------------
FINANCING ACTIVITIES:
  Net increase in deposits.............................................             2        25,177        35,202
  Proceeds from acquisitions of deposits...............................            --            --        50,502
  Proceeds from Federal Home Loan Bank advances........................       151,000       249,350       178,800
  Principal payments on Federal Home Loan Bank advances................      (168,500)     (196,300)      (91,250)
  Net increase (decrease) in advances from borrowers for taxes and
   insurance...........................................................           (50)         (587)        1,060
  Proceeds from issuance of stock under stock plans....................         2,177         1,124           743
  Cash paid in lieu of stock dividend for fractional shares............           (11)           --            --
  Purchase of treasury stock...........................................        (6,331)           --        (3,448)
  Cash dividends paid..................................................        (2,019)       (1,660)       (1,363)
                                                                          ------------  ------------  ------------
     Net cash provided by (used in) financing activities...............       (23,732)       77,104       170,246
                                                                          ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................       (11,966)        7,130       (32,768)

CASH AND CASH EQUIVALENTS:
   Beginning of year...................................................        22,905        15,775        48,543
                                                                          ------------  ------------  ------------
   End of year.........................................................    $   10,939    $   22,905    $   15,775
                                                                          ============  ============  ============


See Notes to Consolidated Financial Statements.

                 MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

CASH AND CASH EQUIVALENTS:

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, and interest-bearing deposits with banks.

SECURITIES:

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

Should any securities be sold, gains and losses would be recognized using the specific-identification method. If there are declines in the fair value of individual securities below their cost that are other than temporary, such declines would be included in earnings as realized losses.

The adoption of SFAS 115, which has not been applied retroactively to prior years' financial statements, resulted in an increase in stockholders' equity by an after-tax amount of $2.7 million as of March 1, 1994. Prior to March 1, 1994, equity securities were stated at cost and debt securities, including mortgage-backed and related securities, were stated at cost, adjusted for amortization of premiums and discounts.

LOANS HELD FOR SALE:

Mortgage loans held for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses, if any, are recognized in a valuation allowance by charges to operations.

LOANS RECEIVABLE:

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan origination fees, costs and discounts. Discounts and premiums on loans are amortized and reflected as an addition to or reduction of income using the interest method over the remaining period to contractual maturity.

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" ("SFAS 118"). These statements require creditors to account for impaired loans, except for those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Neither the initial adoption nor the ongoing effect to date of SFAS 114 and SFAS 118 has had a significant impact on the consolidated financial statements of Maryland Federal.

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

LOAN SERVICING:

The Association services mortgage loans for investors that are not included in the consolidated statements of financial condition. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Effective January 1, 1997, Maryland Federal adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of a financial-components approach that focuses on control. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity and the liabilities it has incurred, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS 125 has not had a significant impact on the consolidated financial statements of Maryland Federal.

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

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

Cost in excess of fair value of net assets acquired is being amortized using the straight-line method over 7 years. The unamortized balance was $1,281,000 and $1,568,000 as of February 28, 1997 and February 29, 1996, respectively, and is included in other assets in the accompanying consolidated statements of financial condition.

LONG-LIVED ASSETS:

Long-lived assets to be held and those to be disposed of and certain other intangibles are evaluated for impairment using the guidance of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which was adopted by Maryland Federal on March 1, 1996. SFAS 121 establishes when an impairment loss should be recognized and how an impairment loss should be measured. The adoption of SFAS 121 did not have a significant impact on the consolidated financial statements of Maryland Federal.

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

EARNINGS PER SHARE:

Primary earnings per share are computed based on the weighted average number of shares actually outstanding, as adjusted for applicable stock dividends, plus the shares that would be outstanding assuming exercise of dilutive stock options, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of stock options has been reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock during the year. The number of shares used in the computations of primary earnings per share was 3,263,344, 3,325,845, and 3,356,401 in fiscal 1997, 1996 and 1995, respectively. Maryland Federal has not separately reported fully diluted earnings per share since the amounts are not materially different from primary earnings per share.

STOCK-BASED COMPENSATION:

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued in October 1995. This statement encourages all entities to adopt a fair value based method of accounting for their employee stock-based compensation plans. The statement also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25"). Entities electing to remain with the accounting in APB Opinion 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are generally effective for transactions entered into in fiscal years that begin after December 15, 1995, although they may be adopted on issuance. Pro forma disclosures are required for entities that elect to continue to measure compensation cost using APB Opinion 25, and must include the effects of the awards granted in fiscal years that begin after December 15, 1994. Maryland Federal applies APB Opinion 25 in accounting for its stock compensation plans, as permitted by SFAS 123. Accordingly, no compensation cost has been recognized. See Note 18 to Consolidated Financial Statements.

DERIVATIVE FINANCIAL INSTRUMENTS:

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". This statement requires certain disclosures about financial derivatives, including amounts, nature and terms of the instruments. All derivative financial instruments held or issued by Maryland Federal are held or issued for purposes other than trading. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. See disclosures in Notes 16, 20 and 23 to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS:

Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" was issued in December 1996. This statement defers the effective date until January 1, 1998 for certain provisions of SFAS 125 dealing with secured borrowings and repurchase agreements, dollar-roll, and securities lending. This statement is not expected to have a significant impact on Maryland Federal.

Statement of Financial Accounting Standards No. 128, "Earnings per Share" was issued in February 1997. This statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share exclude dilution and are computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. This statement will be effective for financial statements issued for periods ending after December 15, 1997, and requires restatement of all prior-period earnings per share data presented.

Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" was issued in February 1997. This statement establishes standards for disclosing information about an entity's capital structure. This statement is effective for financial statements for periods ending after December 15, 1997.

RECLASSIFICATIONS:

Certain amounts for fiscal 1996 and 1995 have been reclassified to conform to the presentation for fiscal 1997.

NOTE 2--FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO
RESELL:

Federal funds sold and securities purchased under agreements to resell are summarized as follows:

                                                                    FEBRUARY 28,  FEBRUARY 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                          (IN THOUSANDS)

Federal funds sold                                                   $   15,406    $    5,058
    Securities purchased under agreements to resell:
    Mortgage-backed securities                                               --        11,034
    U.S. Government securities                                            2,259            --
                                                                    ------------  ------------
        Total                                                        $   17,665    $   16,092
                                                                    ============  ============


The Association enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the consolidated statements of financial condition. The securities underlying the agreements are book-entry securities. The securities were delivered by appropriate entry into a third-party custodian's account designated by the Association under a written custodial agreement that explicitly recognizes the Association's interest in the securities. At February 28, 1997, these agreements mature within ninety days. All of the agreements were to resell the identical securities. Securities purchased under agreements to resell averaged approximately $5,300,000 and $6,800,000 during fiscal 1997 and 1996, respectively, and the maximum amounts outstanding at any month-end during fiscal 1997 and 1996 were approximately $15,400,000 and $11,000,000, respectively.

NOTE 3--SECURITIES:

A summary of securities is as follows:

                                                                                             GROSS         GROSS
                                                                              AMORTIZED   UNREALIZED    UNREALIZED      FAIR
                                                                                COST         GAINS        LOSSES        VALUE
                                                                             -----------  -----------  -------------  ---------
                                                                                               (IN THOUSANDS)

Securities available for sale:
  February 28, 1997:
    Federal Home Loan Mortgage Corporation                                    $     152    $   4,467     $      --    $   4,619
    Mortgage-backed and related securities                                       63,985          722           572       64,135
    Other                                                                           606           --            --          606
                                                                             -----------  -----------        -----    ---------
      Total                                                                   $  64,743    $   5,189     $     572    $  69,360
                                                                             ===========  ===========        =====    =========

  February 29, 1996:
    Federal Home Loan Mortgage Corporation                                    $     152    $   3,050     $      --    $   3,202
    Mortgage-backed and related securities                                       64,704        1,062           170       65,596
    Other                                                                         5,993           --            --        5,993
                                                                             -----------  -----------        -----    ---------
      Total                                                                   $  70,849    $   4,112     $     170    $  74,791
                                                                             ===========  ===========        =====    =========

Securities held to maturity:
  February 28, 1997:
    United States government and agency obligations                           $   9,974    $      11     $      49    $   9,936
    State and municipal securities                                                1,474            7            --        1,481
                                                                             -----------  -----------        -----    ---------
      Total                                                                   $  11,448    $      18     $      49    $  11,417
                                                                             ===========  ===========        =====    =========

  February 29, 1996:
    United States government and agency obligations                           $   7,997    $       9     $      81    $   7,925
    State and municipal securities                                                1,476           15            --        1,491
    Mortgage-backed and related securities                                          599           --             8          591
                                                                             -----------  -----------        -----    ---------
      Total                                                                   $  10,072    $      24     $      89    $  10,007
                                                                             ===========  ===========        =====    =========


Gross realized gains on sales of securities available for sale were $3,231,000 in fiscal 1996. Gross realized gains and gross realized losses on sales of securities held to maturity were $89,000 and $8,000, respectively, in fiscal 1996, which were considered as maturities under the provisions of SFAS 115. There were no sales of securities during fiscal 1997 and 1995.

The amortized cost and fair value of debt securities at February 28, 1997, by contractual maturity, are shown below. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date are presented separately.

                                                                            SECURITIES              SECURITIES
                                                                        AVAILABLE FOR SALE       HELD TO MATURITY
                                                                      ----------------------  ----------------------
                                                                       AMORTIZED     FAIR      AMORTIZED     FAIR
                                                                         COST        VALUE       COST        VALUE
                                                                      -----------  ---------  -----------  ---------
                                                                                       (IN THOUSANDS)

Due in one year or less                                                $      --   $      --   $   6,000   $   5,984
Due after one year through five years                                         --          --       5,203       5,182
Due after five years through ten years                                        --          --         245         251
Mortgage-backed and related securities                                    63,985      64,135          --          --
                                                                      -----------  ---------  -----------  ---------
      Total                                                            $  63,985   $  64,135   $  11,448   $  11,417
                                                                      ===========  =========  ===========  =========


During fiscal 1996, Maryland Federal transferred $66,200,000 of securities from held to maturity to available for sale as a result of guidance published by the Financial Accounting Standards Board on the implementation of SFAS
115. The net unrealized gain on these securities at the date of transfer was $526,000.

NOTE 4--LOANS RECEIVABLE:

Loans receivable consist of the following:

                                                                    FEBRUARY 28,  FEBRUARY 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                          (IN THOUSANDS)

First mortgage loans:
  Conventional, permanent                                            $  888,027    $  899,907
  Conventional, construction                                              6,846         5,159
  VA and FHA                                                              3,401         4,362
  Participations                                                          1,461         2,028
                                                                    ------------  ------------
      Total first mortgage loans                                        899,735       911,456
                                                                    ------------  ------------
Consumer and other loans:
  Second trust and home improvement                                      44,413        48,343
  Home equity                                                            51,683        21,355
  Installment and other                                                   4,010         4,232
                                                                    ------------  ------------
  Total consumer and other loans                                        100,106        73,930
                                                                    ------------  ------------
      Total loans                                                       999,841       985,386
Less:
  Undisbursed portion of mortgage loans                                   3,240         1,722
  Unamortized premiums and discounts, net                                   373           487
  Net deferred loan fees                                                  2,356         3,815
  Allowance for loan losses                                               4,599         4,474
                                                                    ------------  ------------
Loans receivable, net                                                $  989,273    $  974,888
                                                                    ============  ============


Nonaccrual loans totaled $2,990,000 at February 28, 1997. There were no nonaccrual loans at February 29, 1996. The amount of interest income that would have been recorded on nonaccrual loans in accordance with their original terms was $224,000 and $4,000 for fiscal 1997 and 1995, respectively. The amount of interest income that was recorded on nonaccrual loans was $52,000 and $2,000 for fiscal 1997 and 1995, respectively.

The following is a summary of the changes in the allowance for loan losses:

                                                                         Year Ended
                                                            --------------------------------------------
                                                            FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                               1997             1996            1995
                                                            -----------     -----------      -----------
                                                                                  (IN THOUSANDS)

Balance at beginning of year                                 $   4,474        $   4,424        $   4,187
  Provision for losses                                             275              120              300
  Charge-offs                                                     (166)             (76)             (16)
  Recoveries                                                        16                6                3
  Transfer to allowance for losses on foreclosed real
    estate                                                          --               --              (50)
                                                            -----------     -----------      -----------
Balance at end of year                                       $   4,599        $   4,474        $   4,424
                                                            ===========     ===========      ===========


NOTE 5--FORECLOSED REAL ESTATE:

Foreclosed real estate consists of the following:

                                                                    FEBRUARY 28,   FEBRUARY 29,
                                                                        1997           1996
                                                                    -------------  -------------
                                                                           (IN THOUSANDS)

Acquired in foreclosure or by deed in lieu of foreclosure:
  Residential properties                                              $     232      $     122
  Nonresidential properties                                               1,425          1,829
  Commercial land                                                           983          1,421
                                                                         ------         ------
      Total foreclosed real estate                                        2,640          3,372
          Less allowance for losses                                       1,341          1,282
                                                                         ------         ------
Foreclosed real estate, net                                           $   1,299      $   2,090
                                                                         ======         ======


The following is a summary of the changes in the allowance for losses on foreclosed real estate:

                                                                                          YEAR ENDED
                                                                          -------------------------------------------
                                                                          FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                                              1997           1995           1996
                                                                          -------------  -------------  -------------
                                                                                       (IN THOUSANDS)

Balance at beginning of year                                                $   1,282      $   1,082      $     739
  Provision for losses                                                            100            200            300
  Charge-offs                                                                     (41)            --             (7)
  Transfer from allowance for loan losses                                          --             --             50
                                                                               ------         ------         ------
Balance at end of year                                                      $   1,341      $   1,282      $   1,082
                                                                               ======         ======         ======


The following is a summary of loss on foreclosed real estate, net:

                                                                                            YEAR ENDED
                                                                        ---------------------------------------------------
                                                                         FEBRUARY 28,      FEBRUARY 29,      FEBRUARY 28,
                                                                             1997              1996              1995
                                                                        ---------------  -----------------  ---------------
                                                                                          (IN THOUSANDS)

Holding costs                                                              $     152         $     126         $     138
Provision for losses                                                             100               200               300
Gain on sales                                                                   (102)              (27)              (74)
                                                                               -----             -----             -----
                                                                           $     150         $     299         $     364
                                                                               =====             =====             =====


NOTE 6--LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans totaled approximately $35,000,000, $28,400,000 and $28,000,000 as of February 28, 1997, February 29, 1996 and February 28, 1995, respectively, and represent primarily mortgage loans underlying FHLMC pass-through securities. Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $700,000 at both February 28, 1997 and February 29, 1996.

NOTE 7--ACCRUED INTEREST RECEIVABLE:

Accrued interest receivable is summarized as follows:

                                                                    FEBRUARY 28,   FEBRUARY 29,
                                                                        1997           1996
                                                                    -------------  -------------
                                                                           (IN THOUSANDS)

Securities                                                            $     787      $     709
Loans receivable                                                          5,234          5,300
                                                                         ------         ------
    Total                                                             $   6,021      $   6,009
                                                                         ======         ======


NOTE 8--PREMISES AND EQUIPMENT:

Premises and equipment consist of the following:

                                                                    FEBRUARY 28,   FEBRUARY 29,
                                                                        1997           1996
                                                                    -------------  -------------
                                                                           (IN THOUSANDS)

Land                                                                  $   1,237      $   1,237
Buildings and improvements                                                2,767          2,746
Furniture and equipment                                                   7,977          7,554
Leasehold improvements                                                    1,123          1,123
Automobiles                                                                 105             98
                                                                         ------         ------
      Total premises and equipment                                       13,209         12,758
          Less accumulated depreciation and amortization                  8,633          7,929
                                                                         ------         ------
Premises and equipment, net                                           $   4,576      $   4,829
                                                                         ======         ======


NOTE 9 - DEPOSITS:

The following is a summary of deposits:

                                             WEIGHTED
                                              AVERAGE
                                              RATE AT      FEBRUARY 28, 1997     FEBRUARY 29, 1996
                                           FEBRUARY 28,   --------------------  --------------------
                                               1997        AMOUNT     PERCENT    AMOUNT     PERCENT
                                           ------------   --------   ---------  --------   ---------
                                                             (DOLLARS IN THOUSANDS)
Demand and checking
 accounts, including
 noninterest-bearing
 deposits of $16,814,000
 and $11,382,000 at
 February 28, 1997 and
 February 29, 1996,
 respectively                                   1.45%     $ 53,937      6.84%   $ 44,497      5.64%
Money market                                    3.10%       42,385      5.37%     45,315      5.74%
Statement savings                               3.22%       74,488      9.44%     76,514      9.70%
                                                          --------   ---------  --------   ---------
                                                           170,810     21.65%    166,326     21.08%
                                                          --------   ---------  --------   ---------

Certificates of deposit:
 6.00% or less                                             529,859     67.16%    409,249     51.87%
 6.01% to 8.00%                                             86,964     11.02%    211,282     26.78%
 8.01% to 10.00%                                             1,292       .16%      1,756       .22%
 10.01% to 12.00%                                                8       .01%        318       .05%
                                                          --------   ---------  --------   ---------
                                                5.45%      618,123     78.35%    622,605     78.92%
                                                          --------   ---------  --------   ---------

     Total                                      4.84%     $788,933    100.00%   $788,931    100.00%
                                                          ========   =========  ========   =========


The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $88,600,000 and $116,300,000 at February 28, 1997 and February 29, 1996, respectively.

At February 28, 1997, scheduled maturities of certificates of deposit are as follows:


                   6.00%     6.01% to    8.01% to    10.01% to
FISCAL YEAR       or Less     8.00%       10.00%      12.00%       Total
-----------      ---------  ----------  ----------  -----------  ---------
                                 (IN THOUSANDS)


1998              $441,309    $23,642      $  874        $--      $465,825
1999                52,626     38,602         150          8        91,386
2000                27,930     21,387         236         --        49,553
2001                 7,441      3,173          32         --        10,646
2002                   536         26          --         --           562
Thereafter              17        134          --         --           151
                 ---------  ----------  ----------  -----------  ---------
Total             $529,859    $86,964      $1,292        $ 8      $618,123
                 =========  ==========  ==========  ===========  =========



The following is a summary of interest expense on deposits:



                                             YEAR ENDED
                          --------------------------------------------
                          FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                              1997            1996            1995
                          ------------    ------------    ------------
                                         (IN THOUSANDS)
Checking                     $   730         $   760         $   840
Money market                   1,304           1,393           1,698
Statement savings              2,429           2,686           4,134
Certificates of deposit       34,329          35,059          23,558
                          ------------    ------------    ------------
 Total                       $38,792         $39,898         $30,230
                          ============    ============    ============




NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA:

At February 28, 1997, advances from the Federal Home Loan Bank of Atlanta (the "FHLB") are collateralized by a blanket agreement covering all qualifying first mortgage loans and all the Association's stock in the FHLB. Advances mature as follows as of February 28, 1997:


                                         WEIGHTED
            FISCAL                       AVERAGE
             YEAR         AMOUNT         RATE
            ------       --------        -------
                          (DOLLARS IN THOUSANDS)

            1998         $136,100        5.83%
            1999           78,500        5.99%
            2000           11,000        6.23%
            After 2002        680        6.50%
                         --------
              Total      $226,280        5.91%
                         ========



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


NOTE 11 - INCOME TAXES:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:


                                               FEBRUARY 28,   FEBRUARY 29,
                                                   1997          1996
                                               ------------   ------------
                                                     (IN THOUSANDS)

Deferred tax liabilities:
  Federal Home Loan Bank stock dividends           $1,317         $1,317
  Allowance for losses on loans and
   foreclosed real estate                              --             50
  Unrealized holding gains                          1,782          1,559
                                               ------------   ------------
    Total deferred tax liabilities                  3,099          2,926
                                               ------------   ------------

Deferred tax assets:
  Loan fees                                           216            848
  Allowance for losses on loans and
   foreclosed real estate                             408             --
  Other                                               633            640
                                               ------------   ------------
    Total deferred tax assets                       1,257          1,488
                                               ------------   ------------
      Net deferred tax liabilities                 $1,842         $1,438
                                               ============   ============



Pursuant to legislation enacted in 1996, the Association is not permitted to use the reserve method previously available to thrift institutions to compute its tax bad debt deduction for tax years beginning after December 31, 1995. Under the provisions of this legislation, the Association will recapture its post 1987 tax bad debt reserves in excess of actual specific bad debts ratably over a six-year period beginning with fiscal 1997. The Association has previously provided for deferred taxes on its post 1987 tax bad debt reserves; therefore, this legislation will not affect the Association's net income.

The Association has not provided a deferred tax liability on bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserves for the Association amounted to approximately $11,000,000 with an income tax effect of approximately $4,200,000 at February 28, 1997. This bad debt reserve will become taxable for income tax purposes if the Association does not maintain certain qualified assets as defined or the reserve is charged for other than bad debt losses.

The components of income tax expense are as follows:


                                         YEAR ENDED
                         -------------------------------------------
                         FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                            1997           1996           1995
                         ------------   ------------   ------------
                                       (IN THOUSANDS)

Current                      $1,313         $6,500         $5,886
Deferred                        181           (970)          (211)
                         ------------   ------------   ------------
Total                        $1,494         $5,530         $5,675
                         ============   ============   ============



Income tax expense differs from that computed at the statutory Federal income tax rate as follows:


                                                    YEAR ENDED
                                    -------------------------------------------
                                     FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                         1997           1996           1995
                                     ------------   ------------   ------------
                                               (DOLLARS IN THOUSANDS)

Statutory Federal income tax rate           34%            35%            35%
Income tax expense at
  statutory rate                        $2,726         $4,994         $5,158
Increase (decrease) in taxes:
  State taxes, net of Federal
    income tax benefit                     365            649            664
  Other                                 (1,597)          (113)          (147)
                                     ------------   ------------   ------------
      Total                             $1,494         $5,530         $5,675
                                     ============   ============   ============



Income tax expense for fiscal 1997 reflects a $1.6 million decrease to revise prior estimates in recording the income tax provision.

NOTE 12--OTHER NONINTEREST EXPENSE:

Other noninterest expense amounts are summarized as follows:

                                                                                          YEAR ENDED
                                                                          -------------------------------------------
                                                                          FEBRUARY 28,   FEBRUARY 29,   FEBRUARY 28,
                                                                              1997           1996           1995
                                                                          -------------  -------------  -------------
                                                                                        (IN THOUSANDS)
Printing, postage, stationery and supplies                                  $   1,302      $   1,313      $   1,529
Professional fees                                                                 414            339            327
Telephone                                                                         332            314            273
Other                                                                           1,711          1,995          1,369
                                                                               ------         ------         ------
    Total                                                                   $   3,759      $   3,961      $   3,498
                                                                               ======         ======         ======


NOTE 13--REGULATORY MATTERS:

The Association is subject to various regulatory capital requirements administered by federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain regulatory actions that could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to quantitative judgments by the regulators regarding components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes, as of February 28, 1997, that the Association meets all capital requirements to which it is subject.

The most recent notification from the Office of Thrift Supervision ("OTS") categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized under the prompt corrective action provisions, the Association must maintain capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Association's category.

The Association's capital amounts and ratios are as follows:


                                                                                                              TO BE
                                                                                                               WELL
                                                                                                           CAPITALIZED
                                                                                                              UNDER
                                                                                                              PROMPT
                                                                                         FOR                CORRECTIVE
                                                                                     CAPITAL ADEQUACY         ACTION
                                                                  ACTUAL                PURPOSES             PROVISIONS
                                                           --------------------  ----------------------  ---------------------
                                                            AMOUNT      RATIO     AMOUNT       RATIO      AMOUNT      RATIO
                                                           ---------  ---------  ---------     -----     ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
As of February 28, 1997:
  Total capital (to risk-weighted assets)                  $  92,199      15.30% $  48,184        8.00%  $  60,260    10.00%
  Tier 1 capital (to risk-weighted assets)                    87,600      14.54%       N/A        N/ A      36,156     6.00%
  Tier 1 capital (to adjusted total assets)                   87,600       7.72%    34,040        3.00%     56,736     5.00%
  Tangible capital (to adjusted total assets)                 87,600       7.72%    17,020        1.50%        N/A      N/A

As of February 29, 1996:
  Total capital (to risk-weighted assets)                     88,583      15.02%    47,195        8.00%     58,977    10.00%
  Tier 1 capital (to risk-weighted assets)                    84,159      14.27%       N/A        N/ A      35,386     6.00%
  Tier 1 capital (to adjusted total assets)                   84,159       7.37%    34,250        3.00%     57,096     5.00%
  Tangible capital (to adjusted total assets)                 84,159       7.37%    17,125        1.50%        N/A      N/A


In August 1993, the OTS issued a final rule which adds an interest rate risk component to the existing 8% risk-based capital requirement. The OTS has not yet established an effective date for this rule. Because of the Association's strong capitalization, management does not believe that compliance with the new rule would adversely affect its operations.

Legislation was enacted September 30, 1996, to mitigate the disparity between banks insured by the Bank Insurance Fund and thrifts insured by the Savings Association Insurance Fund ("SAIF"), which were required to pay substantially higher deposit insurance premiums. This legislation recapitalized the SAIF through a one-time special assessment. The Association's pro-rata share of this one-time special assessment was $5.1 million before taxes and was recognized in fiscal 1997. This legislation also provides for a reduction in deposit insurance premiums in subsequent periods and other regulatory reforms.

NOTE 14 -STOCKHOLDERS' EQUITY:

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

At February 28, 1997, the Association was a Tier 1 institution (an institution with capital in excess of its fully phased-in capital requirements), and consequently was eligible to pay dividends. The OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions.


NOTE 15 - EMPLOYEE RETIREMENT PLANS:

The Association has a qualified, noncontributory defined benefit retirement plan. Full-time employees are eligible to participate in the plan when they attain age 25 with one year of service. Amendments to the plan have established the 100% vesting period at five years. Plan assets consist primarily of investments in mutual funds.

The following sets forth the funded status of the plan and the amounts shown in the accompanying consolidated statements of financial condition:

                                                                    FEBRUARY 28,  FEBRUARY 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                          (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation:
   Vested benefits                                                   $    4,131    $    3,476
   Nonvested benefits                                                       225           187
                                                                    ------------  ------------
                                                                          4,356         3,663
  Effect of projected future compensation                                 2,279         2,467
                                                                    ------------  ------------
Projected benefit obligation                                              6,635         6,130
Fair value of assets held in the plan                                     3,740         2,895
                                                                    ------------  ------------
Plan assets less than the projected benefit obligation                   (2,895)       (3,235)
Net unrecognized loss from past experience different from that
  assumed                                                                 1,737         1,674
Unrecognized prior service cost                                            (444)           43
Unrecognized net transition asset                                          (236)         (250)
                                                                    ------------  ------------
Accrued pension cost (included in accrued expenses and other
  liabilities)                                                       $   (1,838)   $   (1,768)
                                                                    ============  ============


Components of net pension expense are as follows:

                                                                                             YEAR ENDED
                                                                          -------------------------------------------------
                                                                           FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                                               1997             1996             1995
                                                                          ---------------  ---------------  ---------------
                                                                                           (IN THOUSANDS)
Service cost-benefits earned                                                 $     610        $     571        $     484
Interest cost on projected benefit obligation                                      429              363              363
Actual return on assets held in the plan                                          (354)            (448)            (436)
Net amortization and deferral                                                       86               (7)             (12)
                                                                                 -----            -----            -----
Net pension expense                                                          $     771        $     479        $     399
                                                                                 =====            =====            =====


The weighted average discount rate used to measure the projected benefit obligation is 7%, the rate of increase in future compensation levels is 5.5%, and the expected long-term rate of return on assets is 9%.

The Association also maintains a contributory retirement 401k savings plan for its employees. Employees who meet the length of service and age requirements can contribute from 1% to 15% of their eligible compensation to the plan, up to a maximum established by law. For eligible employees electing to participate, the Association will also make a contribution to the plan equal to 50% of the first 5% contributed by the employees. The Association's expense for fiscal 1997, 1996 and 1995 was $121,000, $106,000 and $110,000,
respectively.


During fiscal 1997, the Board of Directors approved a deferred compensation plan for certain management personnel. Amounts deferred under this plan are expensed as earned, but are payable only after employment has ended.

NOTE 16--COMMITMENTS AND CONTINGENCIES:

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

Lease Commitments:

A number of the Association's branch and loan production office sites are occupied under noncancelable leases which expire on various dates through 2005. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rent expense, including equipment leases, was approximately $1,111,000, $1,066,000 and $901,000 for fiscal 1997, 1996 and 1995, respectively.

The total commitments for future minimum annual rental payments for real property and equipment leases are as follows as of February 28, 1997:


FISCAL YEAR                                        Amount
---------------                                --------------
                                               (In Thousands)
1998                                               $   1,115
1999                                                     867
2000                                                     448
2001                                                     337
2002                                                     236
Thereafter                                               154
                                                      ------
Total                                              $   3,157
                                                      ======


Loan Commitments:

As of February 28, 1997 and February 29, 1996, the Association had commitments to originate and purchase loans totaling approximately $51,500,000 and $64,000,000, respectively. As of February 28, 1997 and
February 29, 1996, the Association had commitments to sell loans totaling approximately $6,800,000 and $33,300,000, respectively.

NOTE 17--RELATED PARTY TRANSACTIONS:

In the normal course of business, the Association may make loans to directors and executive officers of Maryland Federal, their affiliates and members of their immediate families. The aggregate balances of these loans greater than $60,000 were $1,512,000 and $1,799,000 as of February 28, 1997 and February
29, 1996, respectively. During fiscal 1997, $108,000 were advanced and $395,000 were repaid with respect to these loans. During fiscal 1996, $396,000 were advanced and $236,000 were repaid with respect to these loans.

The law firm in which the Chairman of the Board of the Company is a senior partner, performs legal services for the Association in the ordinary course of business. For fiscal 1997, 1996 and 1995, the firm received fees of $410,000, $323,000 and $187,000, respectively, for services performed for the Association, in addition to fees which were paid by borrowers.

NOTE 18--STOCK PURCHASE AND STOCK OPTION PLANS:

The Board of Directors of the Company has adopted an Employee Stock Purchase Plan. The aggregate number of shares of common stock which may be purchased pursuant to the plan is 166,720 shares. Eligible employees are able to purchase stock at not less than 85% of the lesser of the fair market value of the shares on the first day or the last day of the offering period. Common stock purchases are made through periodic payroll deductions of no less than 2% nor more than 10% of eligible compensation. Employee purchases amounted to 4,310 shares at a price of $22.13 and 4,208 shares at a price of $24.33 in fiscal 1997, 4,006 shares at a price of $26.83 and 3,356 shares at a price of $20.19 in fiscal 1996, and 3,332 shares at a price of $22.53 per share and 4,122 shares at a price of $20.19 in fiscal 1995. The total number of shares remaining at the end of fiscal 1997 amounted to 90,459 shares.

The Board of Directors has adopted a key employee stock compensation program, a stock option and stock appreciation rights plan and a stock incentive plan. Options may be granted to purchase up to an aggregate of 601,480 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after three but no later than five years after date of granting. As of February 28, 1997, options have been granted to purchase 595,930 shares.

In March 1993, the Board of Directors adopted a Directors' stock option plan. Options may be granted to purchase up to an aggregate of 156,000 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after six months but no later than ten years after date of granting. During fiscal 1994, each nonemployee director of the Company was granted compensatory options to purchase 6,000 shares of common stock, and thereafter, on the anniversary of the effective date of the plan for the next four years, each nonemployee director will receive compensatory options to purchase 5,000 shares. As of February 28, 1997, options have been granted to purchase 103,500 shares.

In March 1995, the Board of Directors adopted the 1995 stock option plan. Options may be granted to employees to purchase up to an aggregate of 160,160 shares of common stock at the fair value of the shares at the time the options are granted. These options may be exercised 33-1/3% per year over a three-year period commencing on the first anniversary of the granting date, but no later than ten years after date of granting. As of February 28, 1997, options have been granted to purchase 160,160 shares.

The following table summarizes information on these stock option plans:

                                                  Weighted
                                                   Average
                                                    Price
                                                  Per Share     Shares
                                                 -----------  ----------
Outstanding at February 28, 1994                  $   14.05      321,271
  Granted                                             25.13      101,250
  Exercised                                            9.47      (61,718)
  Canceled                                            22.12       (5,210)
                                                               ----------
Outstanding at February 28, 1995                      17.88      355,593
  Granted                                             27.22      128,800
  Exercised                                            9.36     (101,295)
  Canceled                                            23.66      (10,100)
                                                              ----------
Outstanding at February 29, 1996                      23.26      372,998
  Adjustment for stock dividend                      --           17,765
  Granted                                             36.13       80,400
  Exercised                                           17.14     (114,948)
  Canceled                                            24.34       (9,482)
                                                              ----------
Outstanding at February 28, 1997                      27.05      346,733
                                                              ==========

Exercisable at February 28, 1997                      24.36      146,842
                                                              ==========


Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and primary earnings per share would have been as follows:

                                                                            Year Ended
                                                                    --------------------------
                                                                    February 28,  February 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                      (Dollars in Thousands,
                                                                      Except Per Share Data)
Net income as reported                                               $    6,525    $    8,739
Pro forma net income                                                      6,338         8,650
Primary earnings per share as reported                                     2.00          2.63
Pro forma primary earnings per share                                       1.96          2.62
Weighted-average assumptions:
  Risk-free interest rate                                                  6.43%         5.65%
  Expected life                                                         8 years       5 years
  Expected volatility of stock price                                      12.50%        11.00%
  Expected dividends                                                       2.00%         2.00%


The range of exercise prices for the stock options outstanding at February 28, 1997, is $21.07 to $37.50, with a weighted-average contractual life of approximately six years.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of stock options granted during fiscal 1997 and 1996 is $9.65 and $4.84, respectively. The method of accounting for options prescribed by SFAS 123 does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

NOTE 19--STOCKHOLDERS' RIGHTS PLAN:

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

NOTE 20--FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

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

A summary of the contract amount of the Association's exposure to off-balance-sheet risk is as follows:

                                                                    February 28,  February 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                          (In Thousands)
Financial instruments whose contract amounts represent credit risk:
  Commitments to extend credit                                       $  104,176    $   91,868
  Standby letters of credit                                               1,978         1,962


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

NOTE 21--SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

                                                                                         Year Ended
                                                                          ----------------------------------------
                                                                          February 28,  February 29,  February 28,
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
                                                                                       (In Thousands)
Cash paid for:
  Interest                                                                 $   52,328    $   52,144    $   38,480
  Income taxes                                                                  1,603         5,422         5,020
Transfer from loans to foreclosed real estate                                   1,229           281           632
Loans to finance sales of foreclosed real estate                                  544           208           360


NOTE 22--SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Association's business activities are with customers located in the metropolitan Washington, DC area. Service industries and Federal, state and local governments employ a significant portion of the Washington area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

NOTE 23--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, and Federal Funds Sold and Securities Purchased Under Agreements to Resell: The carrying amount is a reasonable estimate of fair value.

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

The estimated fair values of Maryland Federal's financial instruments are as follows:

                                                                         February 28, 1997       February 29, 1996
                                                                       ----------------------  ----------------------
                                                                                   Estimated               Estimated
                                                                       Carrying      Fair      Carrying      Fair
                                                                        Amount       Value      Amount       Value
                                                                       ---------  -----------  ---------  -----------
                                                                                       (In Thousands)
Financial assets:
  Cash and cash equivalents                                            $  10,939   $  10,939   $  22,905   $  22,905
  Federal funds sold and securities purchased under agreements to
    resell                                                                17,665      17,665      16,092      16,092
  Securities available for sale                                           69,360      69,360      74,791      74,791
  Securities held to maturity                                             11,448      11,417      10,072      10,007
  Loans held for sale                                                      2,679       2,697      16,296      16,399
  Loans receivable, net                                                  989,273     978,464     974,888     976,105
Financial liabilities:
  Deposits                                                               788,933     764,973     788,931     778,970
  Advances from FHLB                                                     226,280     225,582     243,780     243,612
Off-balance-sheet instruments:
  Commitments to extend credit                                                --       1,053          --         557
  Standby letters of credit                                                   --          40          --          39


NOTE 24--PARENT COMPANY ONLY FINANCIAL INFORMATION:

The condensed financial statements of the parent company only are presented below:

Condensed Statements of Financial Condition

(Parent Company Only)

                                                                    February 28,  February 29,
                                                                        1997          1996
                                                                    ------------  ------------
                                                                          (In Thousands)
ASSETS:
 Cash                                                                $    3,838    $      792
 Investment in subsidiary                                                91,716        88,147
 Securities available for sale                                              512         5,604
 Other assets                                                               505            --
                                                                    ------------  ------------
    Total assets                                                     $   96,571    $   94,543
                                                                    ============  ============


LIABILITIES:                                                         $    1,310    $      561
                                                                    -----------   -----------

STOCKHOLDERS' EQUITY:
 Preferred stock                                                             --            --
 Common stock                                                                41            38
 Additional paid-in capital                                              42,625        34,917
 Retained earnings                                                       66,976        67,492
 Unrealized holding gains, net                                            2,835         2,420
 Treasury stock, at cost                                                (17,216)      (10,885)
                                                                    ------------  ------------
  Total stockholders' equity                                             95,261        93,982
                                                                    ------------  ------------
    Total liabilities and stockholders' equity                       $   96,571    $   94,543
                                                                    ============  ============


Condensed Statements of Income
(Parent Company Only)

                                                                                          Year Ended
                                                                          -------------------------------------------
                                                                          February 28,   February 29,   February 28,
                                                                              1997           1996           1995
                                                                          -------------  -------------  -------------
                                                                                        (In Thousands)
 Advisory fee income                                                        $     160      $     160      $     160
 Interest income                                                                  120             92             74
 General and administrative expenses                                              228             87             97
                                                                               ------         ------         ------
 Income before income taxes and equity in net income of subsidiary                 52            165            137
 Income tax expense                                                                19             58             53
                                                                               ------         ------         ------
 Income before equity in net income of subsidiary                                  33            107             84
 Equity in net income of subsidiary                                             6,492          8,632          8,979
                                                                               ------         ------         ------
 NET INCOME                                                                 $   6,525      $   8,739      $   9,063
                                                                               ======         ======         ======


Condensed Statements of Cash Flows
(Parent Company Only)

                                                                                          Year Ended
                                                                          -------------------------------------------
                                                                          February 28,   February 29,   February 28,
                                                                              1997           1996           1995
                                                                          -------------  -------------  -------------
                                                                                        (In Thousands)
OPERATING ACTIVITIES:
 Net income                                                                 $   6,525      $   8,739      $   9,063
 Adjustments to reconcile net income to net cash provided by operating activities:
   Equity in net income of subsidiary, net of distributions                    (2,492)        (3,632)        (5,979)
   Decrease (increase) in other assets                                           (505)            31            (20)
   Increase (decrease) in liabilities                                             610             15            (14)
                                                                               ------         ------         ------
    Net cash provided by operating activities                                   4,138          5,153          3,050
                                                                               ------         ------         ------
INVESTING ACTIVITIES:
 Purchases of securities available for sale                                    (1,020)        (4,541)          (319)
 Proceeds from maturities of securities available for sale                      6,112             --          1,635
                                                                               ------         ------         ------
  Net cash provided by (used in) investing activities                           5,092         (4,541)         1,316
                                                                               ------         ------         ------
FINANCING ACTIVITIES:
 Proceeds from issuance of stock under stock plans                              2,177          1,124            943
 Cash paid in lieu of stock dividend for fractional shares                        (11)            --             --
 Purchase of treasury stock                                                    (6,331)            --         (3,448)
 Cash dividends paid                                                           (2,019)        (1,660)        (1,363)
                                                                               ------         ------         ------
  Net cash used in financing activities                                        (6,184)          (536)        (3,868)
                                                                               ------         ------         ------
INCREASE IN CASH                                                                3,046             76            498
CASH:
  Beginning of year                                                               792            716            218
                                                                               ------         ------         ------
  End of year                                                               $   3,838      $     792      $     716
                                                                               ======         ======         ======


NOTE 25--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table presents selected quarterly financial data for the years ended February 28, 1997 and February 29, 1996:

                                                                               Year Ended February 28, 1997
                                                                        ------------------------------------------
                                                                          First     Second      Third     Fourth
                                                                         Quarter    Quarter    Quarter    Quarter
                                                                        ---------  ---------  ---------  ---------
                                                                          (In Thousands, Except Per Share Data)
Interest income                                                         $  20,657  $  20,445  $  20,419  $  20,368
Interest expense                                                           13,461     13,002     12,970     12,772
                                                                        ---------  ---------  ---------  ---------
Net interest income                                                         7,196      7,443      7,449      7,596
Provision for loan losses                                                      85         60         50         80
                                                                        ---------  ---------  ---------  ---------
Net interest income after provision for loan losses                         7,111      7,383      7,399      7,516
Noninterest income                                                            736        649        664        696
SAIF recapitalization assessment                                               --         --      5,077         --
Other noninterest expense                                                   4,771      4,829      4,809      4,649
                                                                        ---------  ---------  ---------  ---------
Income (loss) before income taxes                                           3,076      3,203     (1,823)     3,563
Income tax expense (benefit)                                                1,178      1,283     (2,310)     1,343
                                                                        ---------  ---------  ---------  ---------
Net income                                                              $   1,898  $   1,920  $     487  $   2,220
                                                                        =========  =========  =========  =========

Primary earnings per share                                              $     .56  $     .58  $     .16  $     .70
                                                                        =========  =========  =========  =========



                                                                               Year Ended February 29, 1996
                                                                        ------------------------------------------
                                                                          First     Second      Third     Fourth
                                                                         Quarter    Quarter    Quarter    Quarter
                                                                        ---------  ---------  ---------  ---------
                                                                          (In Thousands, Except Per Share Data)
Interest income                                                         $  19,443  $  19,837  $  20,215  $  20,623
Interest expense                                                           12,551     13,072     13,563     13,704
                                                                        ---------  ---------  ---------  ---------
Net interest income                                                         6,892      6,765      6,652      6,919
Provision for loan losses                                                      --         --         50         70
                                                                        ---------  ---------  ---------  ---------
Net interest income after provision for loan losses                         6,892      6,765      6,602      6,849
Gain on sales of securities                                                    --      1,433      1,879         --
Other noninterest income                                                      522        580        661        652
Noninterest expense                                                         4,456      4,785      4,592      4,733
                                                                        ---------  ---------  ---------  ---------
Income before income taxes                                                  2,958      3,993      4,550      2,768
Income tax expense                                                          1,128      1,573      1,747      1,082
                                                                        ---------  ---------  ---------  ---------
Net income                                                              $   1,830  $   2,420  $   2,803  $   1,686
                                                                        =========  =========  =========  =========

Primary earnings per share                                              $     .55  $     .71  $     .83  $     .54
                                                                        =========  =========  =========  =========


                           INDEPENDENT AUDITORS' REPORT

  To The Board of Directors of
  Maryland Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Maryland Federal Bancorp, Inc. and Subsidiary as of February 28, 1997 and February 29, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maryland Federal Bancorp, Inc. and Subsidiary as of February 28, 1997 and February 29, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1997, in conformity with generally accepted accounting principles.

STOY, MALONE & COMPANY, P.C.

Bethesda, Maryland
April 7, 1997

Directors and Officers                                                       General
                                                                             Information For
Board of Directors                                                           Shareholders

Richard B. Bland                                                             Annual Meeting
  Chairman of the Board, General Counsel to the                              The Annual Meeting of Shareholders of
  Association and Senior Partner of Lancaster, Bland,                        Maryland Federal Bancorp, Inc. will be
  Eisele & Herring                                                           held at La Fontaine Bleu, 7963 Annapolis
                                                                             Road, Lanham, Maryland, on June 18
Robert H. Halleck                                                            1997.  A formal notice of the Meeting,
  President, Maryland Federal Bancorp, Inc. and                              together with a proxy statement and a
  Maryland Federal Savings and Loan Association                              proxy form, will be mailed to shareholders.


A. William Blake, Jr.                                                        Transfer Agent and Registrar
  Executive Vice President,                                                  Registrar and Transfer Company
  Maryland Federal Bancorp, Inc. and                                         10 Commerce Drive
  Maryland Federal Savings and Loan Association                              Cranford, New Jersey 07016

Richard R. Mace                                                              Independent Auditors
  Self-employed as a sporting goods dealer                                   Stoy, Malone & Company, P.C.
                                                                             7315 Wisconsin Avenue
David A. McNamee                                                             Bethesda, Maryland 20814
  President, McNamee, Hosea, Jernigan and Kim, P.A.
                                                                             General Counsel
Thomas H. Welsh, III                                                         Lancaster, Bland, Eisele & Herring
  Self-employed as a real estate developer and builder                       9450 Pennsylvania Avenue - Unit 20
                                                                             Upper Marlboro, Maryland 20772

Corporate                  Senior Vice Presidents     Assistant Secretaries  Special Counsel
Officers                   David E. Baker             Margaret R. Campbell   Elias, Matz, Tiernan & Herrick, L.L.P.
Maryland Federal           Nancy B. Cohen             Carol J. Downs         734 15th Street, N.W.
Bancorp, Inc.              Ronald R. O'Brien          Elfrieda Y. McDaniel   Washington, D.C.  20005
                           J. Diane Stevenson         Janet L. Norris
President                                                                    Shareholder and General Inquiries
Robert H. Halleck          Secretary                  Assistant Treasurers   Mr. Robert H. Halleck
                           Sarah M. Costlow           James P. Baker         President
Executive Vice President                              Wilhelma L. Christian  Maryland Federal Bancorp, Inc.
A. William Blake, Jr.      Vice Presidents            Lawrence E. DeHof      3505 Hamilton Street
                           Lorraine H. Blancke        Dolores M. Dubich      Hyattsville, MD  20782
Senior Vice President and  Charlotte P. Krintz        Susie L. Edwards       (301) 779-1200
Chief Financial Officer    Dennis C. McAdoo           Linda Ericksen
Lynn B. Hounslow           Marvette M. Monroe         Stephanie T. Jones     Stock Listing
                           Belinda G. Norton          Keith C. Loughery      The common stock of Maryland Federal
Secretary                  Ann C. Wiltbank            Debbie L. Mancuso      Bancorp, Inc. is listed on the over-the-
Sarah M. Costlow           Mark J. Woolson            Donna L. McGehee       counter market and quoted on the
                                                      Jamie R. Murdock       NASDAQ National Market System under
Maryland Federal Savings   Assistant Vice Presidents  Bonita J. Pieper       the symbol "MFSL".  As of April 5, 1997,
and Loan Association       Cynthia A. Brentlinger     Megan J. Stevens       there were 4,109,911 shares issued, of
                           Phillip Burrows            Michael J. Thompson    which 3,204,485 were outstanding.
President                  Vivian E. Davis            Leroy T. Tillery II
Robert H. Halleck          William T. Evinger                                The following table sets forth market price
                           Patricia Garcia            Auditor                information for the common stock of the
Executive Vice President   B. Gwen Henderson          Laurie A. Zebrowski    Company for the periods indicated.
A. William Blake, Jr.      Perry A. Johnson
                           Hilde H. Kochanek                                 Fiscal Quarter Ended        High          Low
Senior Vice President      William O'Rourke                                  May 31, 1995                35            23-5/8
 and Treasurer             Mark A. Weber                                     August 31, 1995             34-7/8        30-1/4
Clarice M. George          Amy Woreta                                        November 30, 1995           33-1/4        29
                                                                             February 29, 1996           32-1/2        30

Senior Vice President and                                                    Fiscal Quarter Ended        High          Low
     Comptroller                                                             May 31, 1996                30-3/8        29-1/4
Lynn B. Hounstow                                                             August 31, 1996             30-1/2        28
                                                                             November 30, 1996           34-5/8        29-1/2
                                                                             February 28, 1997           38-3/4        32-3/4

                                                                             As of April 25, 1997, the approximate
                                                                             number of shareholders of record was
                                                                             2,400.  For a description of certain
                                                                             restrictions upon the Company's ability to
                                                                             pay dividends see Note 14 of the Notes to
                                                                             Consolidated Financial Statements.

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