Form 10-K405, Exhibit 13
period 1998-02-28
MARYLAND FEDERAL BANCORP INC
filed 1998-05-29
CIK 853020

                                   EXHIBIT 13

                       1998 ANNUAL REPORT TO STOCKHOLDERS

FINANCIAL HIGHLIGHTS


                                                               YEAR ENDED
                                           ---------------------------------------------------
                                             FEBRUARY 28,        FEBRUARY 28,       FEBRUARY 29,
                                                1998                 1997               1996
                                            ------------        ------------       -------------
TOTAL ASSETS                                $1,192,046          $1,128,483          $1,143,338
NET INCOME                                       8,775               6,525               8,739
RETURN ON EQUITY                                  8.79%               6.90%               9.72%
EQUITY TO ASSET RATIO                             8.61%               8.33%               8.16%
NON-PERFORMING ASSETS TO AVERAGE ASSETS           0.68%               0.52%               0.49%


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

          Maryland Federal Bancorp, Inc. (the "Company") is the unitary savings and loan holding company of Maryland Federal Bank (the "Bank", which changed its name from Maryland Federal Savings and Loan Association effective September 21,
1997) and its subsidiary. The Company and the Bank are sometimes collectively referred to as "Maryland Federal". The Company currently owns 100% of the issued and outstanding common stock of the Bank, which is the principal asset of the Company. The Company does not presently own or operate any subsidiaries other than the Bank and its subsidiary, MASSLA Corporation.

         Unless otherwise indicated, information herein relating to the common stock of the Company has been adjusted to give effect to a two-for-one stock split effected on November 21, 1997.

         The following analysis of the consolidated financial condition and results of operations of Maryland Federal should be read together with the consolidated financial statements and accompanying notes which are presented elsewhere in this report.

MERGER ACTIVITY

         On February 25, 1998, the Company and BB&T Corporation ("BB&T") announced that they had executed a definitive Agreement and Plan of Reorganization ("Agreement") pursuant to which the Company will be acquired by BB&T. BB&T is a $32 billion multi-bank holding company based in Winston-Salem, North Carolina with banking offices throughout North Carolina, South Carolina and Virginia.

         Based upon BB&T's closing stock price of $62.00 on February 24, 1998, the transaction is valued at $37.05 per share or a total consideration to be paid to the Company's shareholders of $265.3 million. Under the Agreement, BB&T will acquire all of the issued and outstanding common stock of the Company in exchange for no less than .5975 and no greater than .6102 of a share (subject to possible upward adjustment under certain circumstances) of BB&T's common stock. Pricing will be based on the average of BB&T's closing prices for a specific period prior to closing the transaction. The acquisition, which will be accounted for as a purchase, is expected to be completed during the third quarter of calendar 1998.

         This transaction will more than double BB&T's presence in the greater metropolitan Washington, D.C. area and is expected to provide expanded products and services to Maryland Federal's existing customer base. Under the Agreement, Maryland Federal will become part of BB&T Financial Corporation of Virginia, one of BB&T's regional bank holding companies that emphasize autonomy and local decision-making.

FINANCIAL CONDITION

         Assets. Total assets increased by $63.6 million or 5.6% to $1.19 billion during fiscal 1998 versus a 1.3% decrease in total assets during fiscal 1997. The increase in fiscal 1998 was due primarily to increases of $7.9 million or 310.6% in cash and due from banks, $42.8 million or 511.1% in interest-bearing deposits with banks, $8.3 million or 11.9% in securities available for sale, $10.5 million or 91.7% in securities held to maturity, and $1.1 million or 9.9% in Federal Home Loan Bank of Atlanta ("FHLB") stock, at cost, versus the prior fiscal year. These increases were partially offset by decreases of $3.6 million or 20.6% in federal funds sold and securities purchased under agreements to resell, $2.8 million or 0.3% in loans receivable, net (including loans held for sale, at cost), and $1.4 million or 35.6% in other assets. The increases in cash and due from banks, interest-bearing deposits with banks and securities available for sale and held to maturity were due to management's decision to increase Maryland Federal's liquidity in the form of such assets.

         Liabilities. Total liabilities increased by $54.4 million or 5.3% to $1.09 billion during fiscal 1998 versus a 1.5% decrease during fiscal 1997. This increase in fiscal 1998 was due to increases of $42.7 million or 5.4% in deposits, $10.4 million or 4.6% in advances from the FHLB, $996,000 or 52.5% in income taxes, and $762,000 or 10.8% in accrued expenses and other liabilities versus the prior fiscal year. These increases were partially offset by a decrease of $444,000 or 4.9% in advances from borrowers for taxes and insurance. The increases in deposits and advances from the FHLB were necessitated by the continued demand for home equity lines of credit, and by management's intent to increase liquidity.

         Stockholders' equity. Maryland Federal's total stockholders' equity increased by $9.2 million or 9.6% during fiscal 1998 versus $1.3 million or 1.4% during fiscal 1997. During fiscal 1998, such increase reflects net income of $8.8 million, a $1.9 million increase related to the issuance of shares under stock plans during the year, and a $2.1 million increase recorded to recognize the net change in unrealized holding gains, net, which were offset by dividends to shareholders of $2.8 million, and the repurchase of 44,000 shares of the Company's common stock at a cost of $804,000.

RESULTS OF OPERATIONS

         Maryland Federal reported net income of $8.8 million ($1.36 basic earnings per share and $1.32 diluted earnings per share) in fiscal 1998 versus $6.5 million ($1.02 basic earnings per share and $.99 diluted earnings per share) and $8.7 million ($1.35 basic earnings per share and $1.31 diluted earnings per share) in fiscal 1997 and 1996, respectively. Net income reflects the net interest income resulting from the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, and various other elements such as provision for loan losses, noninterest income, noninterest expense and income tax expense. Included in noninterest expense for fiscal 1997 was a one-time Savings Association Insurance Fund ("SAIF") recapitalization assessment of $5.1 million, or approximately $3.1 million, net of applicable tax benefits.

NET INTEREST INCOME

         During the fiscal year ended February 28, 1998, net interest income increased by $1.3 million or 4.4% versus the prior fiscal year. The increase was primarily the result of a six basis point net increase in the yield earned on interest-earning assets over the rate paid on interest-bearing liabilities ("interest rate spread"), coupled with a $2.5 million or 2.6% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1998 versus fiscal 1997. During the fiscal year ended February 28, 1997, net interest income increased by $2.5 million or 9.0% versus the prior fiscal year. The increase was primarily the result of a 14 basis point net increase in the interest rate spread, coupled with a $4.9 million or 5.3% increase in the relative amount of interest-earning assets over interest-bearing liabilities during fiscal 1997 versus fiscal 1996.

Interest Income

         Loans receivable. For the fiscal year ended February 28, 1998, interest earned on loans receivable (including loans held for sale) increased by $1.4 million or 1.9% over the prior fiscal year. This increase resulted from an $11.2 million or 1.1% increase in the average balance of loans receivable, coupled with a six basis point increase in the average yield earned on such assets to 7.54% during fiscal 1998 as compared to the prior fiscal year. For the fiscal year ended February 28, 1997, interest earned on loans receivable (including loans held for sale) increased by $2.1 million or 2.9% over the prior fiscal year. This increase resulted from a $35.9 million or 3.7% increase in the average balance of loans receivable, which more than offset a six basis point decrease in the average yield earned on such assets during fiscal 1997 as compared to the prior fiscal year. The increase in the average balance of loans receivable during both fiscal years was primarily due to the increased demand in home equity lines of credit. Maryland Federal continues to offer adjustable-rate mortgages and other rate sensitive loans, such as home equity lines of credit and second mortgage loans. These loans are retained in the loan portfolio, while the Company generally sells in the secondary market its fixed-rate loans.

         Mortgage-backed and related securities. For the fiscal year ended February 28, 1998, interest earned on mortgage-backed and related securities decreased by $231,000 or 5.4% as compared to the prior fiscal year. This decrease was primarily due to a $3.1 million or 5.0% decrease in the average balance of such assets, coupled with a three basis point decrease in the average yield earned on such assets to 6.75% during fiscal 1998 versus the prior fiscal year. For the fiscal year ended February 28, 1997, interest earned on mortgage-backed and related securities decreased by $558,000 or 11.6% as compared to the prior fiscal year. This decrease was primarily due to an $8.4 million or 11.8% decrease in the average balance of such assets, which more than offset a one basis point increase in the average yield earned on such assets during fiscal 1997 versus the prior fiscal year. The decrease in the average balance of mortgage-backed and related securities during both fiscal years was the result of principal repayments received which exceeded purchases,

--------------------------------------------------------------------------------

The following table represents, for the periods indicated, the changes in interest income and interest expense attributable to (i) changes in volume (changes in volume multiplied by prior year rate) and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes in rate/volume (determined by multiplying the change in rate by the change in volume) have been allocated to the change in rate and the change in volume based upon the respective percentages of combined totals.



                                                                                   Fiscal Year
                                              --------------------------------------------------------------------------------------
                                                              1998 vs. 1997                                1997 vs. 1996
                                                      Increase (Decrease) Due to                   Increase (Decrease) Due to
                                              ------------------------------------------   ----------------------------------------
                                                 Volume          Rate            Net         Volume           Rate           Net
                                              -------------  ------------   ------------   ------------   ------------  -----------
                                                                                  (In Thousands)
Interest income:
    Loans receivable (1)                           $   841       $ 599       $ 1,440       $ 2,690       $  (577)      $ 2,113
    Mortgage-backed and related securities            (212)        (19)         (231)         (565)            7          (558)
    Investment securities and other interest-
          earning assets                             1,464         135         1,599           344          (128)          216
                                                   -------       -----       -------       -------       -------       -------
                Total interest income                2,093         715         2,808         2,469          (698)        1,771
                                                   -------       -----       -------       -------       -------       -------

Interest expense:
    Deposits:
       Certificates of deposit                       1,370        (188)        1,182           910        (1,640)         (730)
       Noncertificate accounts                          46        (119)          (73)          (65)         (311)         (376)
    Advances from FHLB and other interest-
          bearing liabilities (2)                      291          95           386           886          (465)          421
                                                   -------       -----       -------       -------       -------       -------
                Total interest expense               1,707        (212)        1,495         1,731        (2,416)         (685)
                                                   -------       -----       -------       -------       -------       -------

Increase in net interest income                    $   386       $ 927       $ 1,313       $   738       $ 1,718       $ 2,456
                                                   =======       =====       =======       =======       =======       =======



(1) Includes loans held for sale.
(2) Includes interest expense on interest-bearing advances from borrowers for taxes and insurance.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amounts of interest income of Maryland Federal from interest-earning assets and the resultant average yields: (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income and the interest rate spread; (iv) net interest-earning assets and the net yield earned on interest-earning assets; and (v) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances are calculated on a daily basis. Yields and rates at February 28, 1998, are also indicated.



                                               Feb.28,         Year Ended February 28,            Year Ended February 28,
                                              1998 (4)                 1998                               1997
                                              --------   ---------------------------------  --------------------------------
                                                                              (Dollars in Thousands)
                                               Yield/     Average                  Yield/   Average                  Yield/
                                                Rate      Balance     Interest      Rate    Balance    Interest       Rate
                                              --------  ----------   ----------   -------- ---------  ----------     -------
Interest-earning assets:(1)
      Loans receivable (2)                      7.48%   $1,004,402    $75,768       7.54% $  993,218    $74,328       7.48%
      Mortgage-backed and
        related securities                      6.90%       59,550      4,020       6.75%     62,663      4,251       6.78%
      Investment securities
        and other interest-
        earning assets                          5.55%       83,639      4,909       5.98%     57,685      3,310       5.74%
                                                        ----------    -------             ----------    -------
              Total interest-
                earning assets                  7.25%    1,147,591     84,697       7.39%  1,113,566     81,889       7.35%
                                                                      -------                           -------
Noninterest-earning assets                                  23,349                            14,392
                                                        ----------                        ----------
                      Total assets                      $1,170,940                        $1,127,958
                                                        ==========                        ==========
Interest-bearing liabilities:
      Deposits:
          Certificates of deposit               5.57%   $  645,638     35,511       5.50% $  620,652     34,329       5.53%
          Noncertificate accounts               2.52%      168,247      4,390       2.61%    166,477      4,463       2.68%
                                                        ----------    -------             ----------    -------
              Total deposits                    4.93%      813,885     39,901       4.90%    787,129     38,792       4.93%
      Advances from FHLB and
        other interest-bearing
        liabilities (3)                         5.75%      234,137     13,799       5.89%    229,347     13,413       5.85%
                                                        ----------    -------             ----------    -------
              Total interest-bearing
                 liabilities                    5.11%    1,048,022     53,700       5.12%  1,016,476     52,205       5.14%
                                                                      -------                           -------
Noninterest-bearing liabilities                             22,571                            18,530
                                                        ----------                        ----------
                  Total liabilities                      1,070,593                         1,035,006
Stockholders' equity                                       100,347                            92,952
                                                        ----------                        ----------
                      Total liabilities and
                        stockholders' equity            $1,170,940                        $1,127,958
                                                        ==========                        ==========
Net interest income/
    interest rate spread                        2.14%                 $30,997       2.27%               $29,684       2.21%
                                                ====                  =======       ====                =======       ====
Net interest-earning
    assets/net yield on
    interest-earning assets                             $   99,569                  2.70% $   97,090                  2.67%
                                                        ==========                  ====  ==========                  ====
Ratio of interest-earning
    assets to interest-bearing
    liabilities                                                                     1.10%                             1.10%
                                                                                    ====                              ====


                                                      Year Ended February 29,
                                                              1996
                                                 -----------------------------------
                                                       (Dollars in Thousands)
                                                  Average                    Yield/
                                                  Balance    Interest         Rate
                                                 ---------  ----------      -------
Interest-earning assets:(1)
      Loans receivable (2)                      $  957,320    $72,215       7.54%
      Mortgage-backed and
        related securities                          71,042      4,809       6.77%
      Investment securities
        and other interest-
        earning assets                              51,758      3,094       5.98%
                                                ----------    -------
              Total interest-
                earning assets                   1,080,120     80,118       7.42%
                                                              -------
Noninterest-earning assets                          15,771
                                                ----------
                      Total assets              $1,095,891
                                                ==========
Interest-bearing liabilities:
      Deposits:
          Certificates of deposit               $  604,892     35,059       5.80%
          Noncertificate accounts                  168,804      4,839       2.87%
                                                ----------    -------
              Total deposits                       773,696     39,898       5.16%
      Advances from FHLB and
        other interest-bearing
        liabilities (3)                            214,224     12,992       6.06%
                                                ----------    -------
              Total interest-bearing
                 liabilities                       987,920     52,890       5.35%
                                                              -------
Noninterest-bearing liabilities                     20,751
                                                ----------
                  Total liabilities              1,008,671
Stockholders' equity                                87,220
                                                ----------
                      Total liabilities and
                        stockholders' equity    $1,095,891
                                                ==========
Net interest income/
    interest rate spread                                      $27,228       2.07%
                                                              =======       ====
Net interest-earning
    assets/net yield on
    interest-earning assets                     $   92,200                  2.52%
                                                ==========                  ====
Ratio of interest-earning
    assets to interest-bearing
    liabilities                                                             1.09%
                                                                            ====


(1) Interest-earning assets include all assets on which interest was contractually due.
(2)  Includes loans held for sale.
(3) Average balances include $0.7 million, $0.9 million and $1.0 million of interest-bearing advances from borrowers for taxes and insurance during each of the respective years.
(4)  Based on stated interest rates at February 28, 1998.

as well as the sales of mortgage-backed and related securities during fiscal
1998.

         Investment securities and other interest-earning assets. Interest earned on investment securities and other interest-earning assets increased by $1.6 million or 48.3% during fiscal 1998 versus the prior fiscal year. This increase was primarily due to a $26.0 million or 45.0% increase in the average balance of such assets, coupled with a 24 basis point increase in the average yield earned on such assets to 5.98% during fiscal 1998 versus the prior fiscal year. Interest earned on investment securities and other interest-earning assets increased by $216,000 or 7.0% during fiscal 1997 versus the prior fiscal year. This increase was primarily due to a $5.9 million or 11.5% increase in the average balance of such assets, which more than offset a 24 basis point decrease in the average yield earned on such assets during fiscal 1997 versus the prior fiscal year.

Interest Expense

         Deposits. Maryland Federal's interest expense on deposits increased by $1.1 million or 2.9% to $39.9 million during fiscal 1998 versus the prior fiscal year. This increase was primarily due to a $26.8 million or 3.4% increase in the average balance of deposits to $813.9 million during fiscal 1998 versus the prior fiscal year, which more than offset a three basis point decrease in the average rate paid on deposits to 4.90%. Maryland Federal's interest expense on deposits decreased by $1.1 million or 2.8% to $38.8 million during fiscal 1997 versus the prior fiscal year. This decrease was primarily due to a 23 basis point decrease in the average rate paid on such deposits, which more than offset an increase in the average balance of deposits of $13.4 million or 1.7% during fiscal 1997 versus the prior fiscal year. Maryland Federal continues to offer competitive interest rates on deposits, which helped to increase the average balance of deposits during fiscal 1998 and 1997.

         Borrowed funds. Interest expense on borrowed funds (consisting of FHLB advances and advances from borrowers for taxes and insurance) increased by $386,000 or 2.9% during fiscal 1998 versus fiscal 1997. This increase was primarily due to a $4.8 million or 2.1% increase in the average balance of such funds to $234.1 million, coupled with a four basis point increase in the average rate paid on such funds to 5.89% during fiscal 1998 versus the prior fiscal year. Interest expense on borrowed funds increased by $421,000 or 3.2% during fiscal 1997 versus fiscal 1996. This increase was primarily due to a $15.1 million or 7.1% increase in the average balance of such funds, which more than offset a 21 basis point decrease in the average rate paid on such funds during fiscal 1997 versus the prior fiscal year. The increase in the average balance of such funds during both fiscal years reflects management's decision to fund a portion of its loan growth with borrowed funds.

PROVISION FOR LOAN LOSSES

     Loan review procedures are utilized by Maryland Federal in order to ensure that potential problem loans are identified early, thereby lessening any potentially negative impact such problem loans may have on Maryland Federal's earnings. During fiscal 1998, 1997 and 1996, Maryland Federal's provision for loan losses totaled $310,000, $275,000, and $120,000, respectively. See also Note 5 of Notes to Consolidated Financial Statements.

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

     As of February 28, 1998, non-performing loans (loans ninety days or more delinquent but still accruing, and non-accrual loans) totaled $6.6 million ($6,547,000 of which consisted of first mortgage loans, with the remaining $24,000 consisting of consumer and other loans) and represented 0.66% of total loans receivable. As of February 28, 1997 and February 29, 1996, non-performing loans totaled $4.6 million ($4,595,000 of which consisted of first mortgage loans, with the remaining $35,000 consisting of consumer and other loans) and $3.4 million ($3,333,000 of which consisted of first mortgage loans, with the remaining $53,000 consisting of consumer and other loans), respectively, and represented 0.47% and 0.34%, respectively, of total loans receivable. During fiscal 1998 and 1997, non-performing loans increased by $2.0 million and $1.2 million, respectively, versus the comparable prior fiscal years, due primarily to an increase in non-performing residential first mortgage loans which resulted from a number of individual borrowers seeking relief from excessive debt obligations.

         As of February 28, 1998, the allowance for loan losses amounted to $4.8 million and represented 72.8% of non-performing loans. As of February 28, 1997 and February 29, 1996, the allowance for loan losses amounted to $4.6 million and $4.5 million, respectively, and represented 99.3% and 132.1%, respectively, of non-performing loans.

NONINTEREST INCOME

         Total noninterest income increased by $921,000 or 33.6% during fiscal 1998 versus fiscal 1997. This increase included increases of $558,000 or 32.1% in banking service charges and fees, $142,000 or 41.3% in loan fees and service charges, $40,000 or 7.0% in gain on sales of first mortgage loans, $165,000 in gain on sales of securities and $16,000 or 16.8% in other noninterest income, during fiscal 1998 versus the prior fiscal year. The increase in banking service charges and fees was due primarily to increases in administrative fees received on insurance services, service fees collected on both commercial and noncommercial checking accounts, ATM service charges and other miscellaneous fees charged on customer accounts during fiscal 1998 versus fiscal 1997. The increase in loan fees and service charges was due primarily to increases in prepayment fees and late charges on loan payments and service fee income from loans serviced for others. The increase in gain on sales of first mortgage loans was due primarily to an increase in the origination of loans to be held for sale during fiscal 1998 versus the prior fiscal year. The increase in gain on sales of securities was due primarily to the sale of a portion of the securities available for sale during fiscal 1998 versus fiscal 1997, when there were no sales of securities.

         Total noninterest income decreased by $3.0 million or 52.1% during fiscal 1997 versus fiscal 1996. This decrease was the result of a $3.3 million decrease in gain on sales of securities and a $32,000 or 25.2% decrease in other noninterest income, which more than offset increases of $244,000 or 16.4% in banking service charges and fees, $70,000 or 25.6% in loan fees and service charges and $48,000 or 9.2% in gain on sales of first mortgage loans during fiscal 1997 versus the prior fiscal year. The increase in banking service charges and fees was due primarily to increases in administrative fees collected on ATM transactions for noncustomers and service fees collected on both commercial and noncommercial checking accounts during fiscal 1997 versus fiscal 1996.

NONINTEREST EXPENSE

         Total noninterest expense decreased by $4.7 million or 19.5% during fiscal 1998 versus the prior fiscal year. Total noninterest expense increased by $5.6 million or 30.0% during fiscal 1997 versus the prior fiscal year. Included in noninterest expense for fiscal 1997 was a one-time SAIF recapitalization assessment of $5.1 million, or approximately $3.1 million, net of applicable tax benefits. The components of noninterest expense are discussed below.

         Compensation and benefits. Compensation and benefits increased by $410,000 or 4.1% and by $1.2 million or 13.2% during fiscal 1998 and fiscal 1997, respectively, versus the comparable prior fiscal years. The increase in compensation and benefits in fiscal 1998 was due primarily to additional staffing necessitated by the expansion of branch offices and annual salary adjustments, which more than offset a decrease in retirement benefit expense as compared to the prior fiscal year. The increase in compensation and benefits during fiscal 1997 was due primarily to increases in retirement and other employee benefit expenses, as well as annual salary adjustments, as compared to the prior fiscal year.

         Occupancy and equipment. Occupancy and equipment expense increased by $62,000 or 2.0% during fiscal 1998 as compared to fiscal 1997. Costs incurred with the relocation of two branch offices and with the opening of three new branch offices contributed to the increase in occupancy and equipment expense during fiscal 1998 as compared to fiscal 1997. Occupancy and equipment expense decreased by $106,000 or 3.3% during fiscal 1997 as compared to fiscal 1996. Such decrease was primarily the effect of relocating branch and loan production offices to more suitable and less expensive locations and the closing of one branch office during fiscal 1996.

         SAIF recapitalization assessment. Deposits of Maryland Federal are currently insured by the Federal Deposit Insurance Corporation ("FDIC") through the SAIF. On September 30, 1996, legislation was enacted to address the undercapitalization of the SAIF. As a result, the FDIC imposed a one-time special assessment of $.657 for every $100 of assessable deposits as of March 31, 1995. Based on Maryland Federal's assessable deposits, its pro rata share of the special recapitalization assessment was $5.1 million or approximately $3.1 million, net of applicable tax benefits.

         Federal deposit insurance premiums. Federal deposit insurance premiums paid to the FDIC decreased by $981,000 or 65.5% and by $255,000 or 14.6% during fiscal 1998 and 1997, respectively, versus the comparable prior fiscal years. Such decreases were primarily the result of the legislation discussed above, which also reduced the Bank's insurance premium from 23 to 6.4 basis points effective January 1, 1997.

         Loss on foreclosed real estate, net. During fiscal 1998 and 1997, loss on foreclosed real estate, net, decreased by $95,000 or 63.3% and by $149,000 or 49.8%, respectively, versus the comparable prior fiscal years. The decrease during fiscal 1998 was due primarily to a $53,000 decrease in expenses related to such properties and an $82,000 increase in gain on sales of foreclosed real estate, as compared to fiscal 1997. The decrease during fiscal 1997 was due primarily to a $100,000 decrease in provision for possible losses on foreclosed real estate, as well as an increase in the gain on the sales of such properties. Foreclosed real estate, net, totaled $1.3 million, $1.3 million and $2.1 million at fiscal year-end 1998, 1997, and 1996, respectively. See also Note 6 of Notes to Consolidated Financial Statements.

         Advertising. Advertising expense increased by $17,000 or 2.9% and by $41,000 or 7.6% during fiscal 1998 and 1997, respectively, versus the comparable prior fiscal years.

         Other. Other noninterest expense increased by $949,000 or 25.2% during fiscal 1998 versus the prior fiscal year. The increase in other noninterest expense was primarily due to $644,000 of expenses incurred in connection with the Agreement with BB&T, as well as expenses incurred in connection with relocating two branch offices and opening three new branch offices during fiscal 1998. Such expenses included new supplies, telephone, postage, courier and special services. During the fiscal year ended February 28, 1997, other noninterest expense decreased by $202,000 or 5.1% versus the prior fiscal year. This decrease was primarily due to expenses incurred in connection with relocating branch offices during fiscal 1996.

INCOME TAXES

         Maryland Federal made provisions for income taxes of $6.2 million, $1.5 million and $5.5 million in fiscal 1998, 1997 and 1996, respectively. The $4.7 million or 312.2% increase during fiscal 1998 versus the prior fiscal year, and the $4.0 million or 73.0% decrease during fiscal 1997 versus the prior fiscal year were primarily a result of the one-time special assessment to recapitalize the SAIF and a $1.6 million adjustment to revise prior estimates in recording the tax provision, both of which occurred during fiscal 1997. The effective tax rate for each of the three fiscal years was 41.2%, 18.6% and 38.8%, respectively.

MARKET RISK MANAGEMENT

     General. The effective management of market risk is essential to achieving Maryland Federal's financial goals. As a financial institution, Maryland Federal's primary market risk exposure is interest rate risk due to timing differences in the repricing of its assets and liabilities. As a result, Maryland Federal's earnings are largely dependent on its net interest income, which is determined by Maryland Federal's interest rate spread and the relative amounts of interest-earning assets and interest-bearing liabilities.

         Maryland Federal's primary objectives, with respect to minimizing interest rate risk, are to (i) improve the rate sensitivity of its interest-earning assets in relation to interest-bearing liabilities; and (ii) increase the ratio of interest-sensitive assets to interest-sensitive liabilities with like maturities.

         Monitoring. Management presently monitors and evaluates the potential impact of interest rate movements on the market value of portfolio equity and the level of net interest income on a monthly basis. This evaluation is performed in compliance with the Office of Thrift Supervision ("OTS") regulations and is compared to Board established limits to ensure that interest rate risk is maintained within these guidelines. Various strategies are employed to further strengthen Maryland Federal's interest rate risk position.

         Strategies. Maryland Federal utilizes a variety of methods to achieve its interest rate risk objectives, including emphasis on origination of adjustable first trust loans for its portfolio, second trusts and the sale of fixed-rate mortgage loans in the secondary market. For the year ended February 28, 1998, Maryland Federal's interest rate spread increased to 2.27%, as compared to 2.21% during the prior fiscal year, reflecting a four basis point increase in Maryland Federal's yield earned on interest-earning assets coupled with a two basis point decrease in the rate paid on interest-bearing liabilities.

    Repricing. As of February 28, 1998, Maryland Federal's interest-sensitive liabilities exceeded interest-sensitive assets within a one-year period by 23.2% of total assets versus 32.5% and 29.3% as of February 28, 1997 and February 29, 1996, respectively. These percentages indicate that Maryland Federal will experience more liabilities than assets maturing or repricing over the next twelve months, or a negative gap. The improvement in the one-year gap at February 28, 1998 versus the prior fiscal year-end was primarily due to an increase in adjustable and floating-rate mortgage loans coupled with an increase in investment securities and other interest-earning assets, which more than offset increases in deposits, FHLB advances and other interest-bearing liabilities. These changes reflect the aging of the adjustable-rate loan portfolio as well as management's decision to increase liquidity.

LIQUIDITY AND CAPITAL RESOURCES

     The Bank is required under certain federal regulations to maintain specified levels of "liquid" investments, including United States Government and federal agency securities and other investments. Regulations currently in effect require the Bank to maintain liquid assets of not less than 4% of its net withdrawable accounts plus short-term borrowings. The Bank has consistently maintained liquidity at or above the levels required by the regulations.

         The Bank's principal sources of funds are deposits, amortization and prepayment of outstanding loans, borrowed funds and proceeds from the sale of loans. During the past several years, the Bank has used such funds primarily to maintain its required liquidity levels, meet its ongoing commitments to fund maturing savings certificates and savings withdrawals and fund existing and continuing loan commitments.

     At February 28, 1998, the Bank had $5.4 million of undisbursed loan funds and $72.6 million in approved loan commitments. These commitments were partially offset by $37.1 million in forward commitments to sell. In addition, as of February 28, 1998, the Bank had $153.3 million of approved home equity lines of credit, of which $81.3 million had been drawn by borrowers. The Bank anticipates that it will have the funds necessary to meet these obligations through the sources of funds mentioned above. The amount of certificate accounts which are scheduled to mature in fiscal 1999 is $518.6 million. Management believes that, by evaluating competitive instruments and pricing in its market area, it can, in most circumstances, manage and control maturing deposits so that a substantial amount of such deposits are redeposited in the Bank.

         During fiscal 1998, Maryland Federal experienced a net cash inflow from financing activities of $50.7 million, consisting primarily of net increases in deposits and borrowings. In addition, Maryland Federal experienced negative cash flows from operating activities of $736,000 and a net cash inflow of $862,000 from investing activities during fiscal 1998.

Comparison of maturities of repricing interest-earning assets and interest-bearing liabilities is illustrated in the following "Gap" table. This table defines interest-sensitive assets and liabilities as those which mature or reprice within one year or less.


                                                         February 28,     February 28,   February 29,
                                                            1998             1997           1996
                                                        --------------   --------------  ------------
Interest-sensitive assets:
      Loans and mortgage-backed and related
            securities (1)                                  $349,372       $266,478       $252,629
      Investment securities and other interest-earning
            assets                                           114,758         48,635         45,585
                                                            --------       --------       --------
Total interest-sensitive assets                              464,130        315,113        298,214
                                                            --------       --------       --------

Interest-sensitive liabilities:
      Deposits                                               598,335        544,571        504,358
      Advances from FHLB and other interest-bearing
            liabilities (2)                                  142,689        136,847        128,579
                                                            --------       --------       --------
Total interest-sensitive liabilities                         741,024        681,418        632,937
                                                            --------       --------       --------

Excess of interest-sensitive liabilities over
      interest-sensitive assets (Gap)                       $276,894       $366,305       $334,723
                                                            ========       ========       ========

Ratio of Gap to total assets                                    23.2%          32.5%          29.3%
                                                            ========       ========       ========


(1)         Includes loans held for sale.
(2) Includes $0.7 million, $0.7 million and $0.8 million of interest-bearing advances from borrowers for taxes and insurance for each of the respective years.

CAPITAL ADEQUACY

         The Bank is required under certain federal regulations to maintain minimum tangible capital equal to 1.5% of its adjusted total assets, minimum core capital equal to 3.0% of its adjusted total assets and minimum total capital (a combination of core and supplementary capital) equal to 8.0% of its risk-weighted assets. At February 28, 1998, the Bank had tangible capital equal to 8.24% of adjusted total assets, core capital equal to 8.24% of adjusted total assets and total capital equal to 16.53% of risk-weighted assets.

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

     However, in October 1994, the Director of the OTS indicated that it would waive the capital deductions for institutions with a greater than "normal" risk until the OTS publishes an appeals process. In August 1995, the OTS issued Thrift Bulletin No. 67 which allows eligible institutions to request an adjustment to their interest rate risk component as calculated by the OTS or to request use of their own models to calculate their interest rate component. The OTS also indicated that it will delay invoking its interest rate risk rule requiring institutions with "above normal" interest rate risk exposure to adjust their regulatory capital requirement until new procedures are implemented and evaluated. The OTS has not yet established an effective date for the capital deduction. Because of the Bank's strong capitalization, management does not believe that compliance with the new rule would adversely affect its operations.

         Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, each federal banking agency established the following capital levels for insured depository institutions: "well capitalized", "adequately capitalized", "undercapitalized" and "critically undercapitalized". A depository institution's capital adequacy is measured on the basis of its total risk-based capital ratio, Tier 1 risk-based capital ratio and leverage ratio. The degree of regulatory intervention is tied to the institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as the institution's capital declines.

         To be considered "well capitalized," an institution must generally have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a leverage capital ratio of at least 5%. At February 28, 1998, the Bank was considered to be "well capitalized."

IMPACT OF THE YEAR 2000 ISSUE

         The Year 2000 Issue has arisen as the result of computer programs that use two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions in operations, including, among other things, a temporary inability to process transactions.

         Maryland Federal has already begun the process of modifying or replacing affected hardware and software as well as ensuring that external service providers, significant vendors and customers are taking the appropriate action to address their Year 2000 Issues. Management has targeted a completion date of December 31, 1998 for Year 2000 project work on critical business applications. System applications have been scheduled for modification based on a riskadjusted priority to ensure that critical programs are adequately completed in time to allow for extended testing.

         Maryland Federal estimates that the total cumulative cost of the project will be approximately $750,000, which includes both internal and external personnel costs related to modifying the systems, as well as the cost of purchasing or leasing hardware or software. Purchased hardware and software will be capitalized in accordance with normal policy. Personnel and all other costs related to the project are being expensed as incurred. These costs are being funded through operating cash flows and are not expected to have a material effect on the results of operations.

         The costs of the project and the expected completion dates are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. The acquisition of Maryland Federal by BB&T is not expected to materially change the cost estimates or time frame for addressing the Year 2000 Issue. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that could influence the results may include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles, which typically require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. See Note 25 of Notes to Consolidated Financial Statements for estimated fair values of certain assets and liabilities.

         Virtually all of the assets and liabilities of Maryland Federal are monetary in nature. As a result, interest rates have a more significant impact on Maryland Federal's performance than the general level of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

The following table summarizes the estimated maturities or repricing of Maryland Federal's interest-earning assets and interest-bearing liabilities at February 28, 1998. The weighted average rate of each category of assets and liabilities is given below the respective dollar amounts. Management assumes, based on the Bank's experience, that certain loans receivable and mortgage-backed securities can be expected to experience prepayments of principal and that a substantial amount of core deposits will have significantly longer effective maturities in spite of being subject to immediate withdrawal terms.

                                                                           February 28, 1998
                                                ----------------------------------------------------------------------------
                                                                  More than        More than      More than      More than
                                                                   1 Year           3 Years        5 Years        10 Years
                                                   1 Year            to               to              to             to
                                                   or Less         3 Years          5 Years        10 Years       20 Years
                                               --------------  --------------   --------------  -------------  -------------

                                                                         (Dollars in Thousands)
Interest-earning assets:
     Fixed-rate mortgage loans (1)              $  83,757        $ 75,472        $ 52,957         $ 81,126       $51,048
                                                     8.53%           7.81%           7.72%            7.66%         7.56%
     Adjustable and floating-rate
          mortgage loans                          239,790         243,655         106,272           42,292            --
                                                     7.44%           7.07%           7.12%            7.28%           --

     Consumer and other loans                       1,805           2,427           1,079               --            --
                                                     8.94%           8.94%           8.94%              --            --

     Mortgage-backed and related
          securities                               24,020           9,881           6,229           10,575         6,290
                                                     6.66%           6.95%           7.03%            7.04%         7.22%

     Investment securities and other
         interest-earning assets                  114,758           3,655             570              246            --
                                                     5.55%           5.82%           4.35%            4.15%           --
                                                 --------       ---------         -------          -------         ------

Total interest-earning assets                     464,130         335,090         167,107          134,239        57,338
                                                     7.13%           7.23%           7.31%            7.49%         7.52%
                                                 --------       ---------         -------          -------         ------

Interest-bearing liabilities:
     Deposits                                     598,335         137,820          42,934           28,467        17,507
                                                     5.24%           4.72%           4.24%            2.28%         2.55%

     Advances from FHLB and other
          interest-bearing liabilities (2)        142,689          40,000           8,680           46,000            --
                                                     5.87%           6.21%           5.75%            5.01%           --
                                                 --------       ---------         -------          -------         ------

Total interest-bearing liabilities                741,024         177,820          51,614           74,467        17,507
                                                     5.36%           5.06%           4.50%            3.97%         2.55%
                                                 --------       ---------         -------          -------         ------

Excess (deficiency) of interest-
    earning assets over interest-
    bearing liabilities                         $(276,894)      $ 157,270       $ 115,493         $ 59,772      $ 39,831
                                                 ========       =========         =======          =======         ======
Cumulative excess (deficiency)
    of interest-earning assets
    over interest-bearing liabilities           $(276,894)      $(119,624)      $  (4,131)        $ 55,641      $ 95,472
                                                 ========       =========         =======          =======         ======


Cumulative excess (deficiency)
    as a percentage of total assets                (23.23)%        (10.04)%         (0.35)%           4.67%         8.01%
                                                 ========       =========         =======          =======         ======








                                                        February 28, 1998
                                             -----------------------------------
                                                      More
                                                      Than
                                                    20 Years          Total
                                              ----------------   --------------



Interest-earning assets:                        $    7,506       $  351,866
     Fixed-rate mortgage loans (1)                    7.63%            7.89%

     Adjustable and floating-rate                       --          632,009
          mortgage loans                                --             7.23%

                                                        --            5,311
     Consumer and other loans                           --             8.94%


     Mortgage-backed and related                     1,072           58,067
          securities                                  7.95%            6.90%


     Investment securities and other                    --          119,229
         interest-earning assets                        --             5.55%
                                                 ---------       ----------

                                                     8,578        1,166,482
Total interest-earning assets                         7.67%            7.25%
                                                 ---------       ----------



Interest-bearing liabilities:                        6,527          831,590
     Deposits                                         2.97%            4.93%


     Advances from FHLB and other                       --          237,369
          interest-bearing liabilities (2)              --             5.75%
                                                 ---------       ----------

                                                     6,527        1,068,959
Total interest-bearing liabilities                    2.97%            5.11%
                                                 ---------       ----------


Excess (deficiency) of interest-
    earning assets over interest-
    bearing liabilities                          $   2,051       $   97,523
                                                 =========       ==========


Cumulative excess (deficiency)
    of interest-earning assets
    over interest-bearing liabilities            $  97,523        $  97,523
                                                 =========       ==========


Cumulative excess (deficiency)
    as a percentage of total assets                   8.18%            8.18%
                                                 =========       ==========





  (1)      Includes loans held for sale.
  (2) Includes $0.7 million of interest-bearing advances from borrowers for taxes and insurance.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



                                                            February 28,            February 29,              February 28,
                                                 -------------------------------  ----------------   -----------------------------
                                                        1998          1997             1996              1995              1994
                                                 -------------- ---------------   ----------------   ---------------   ------------
                                                                    (Dollars in Thousands, Except Per Share Data)
AT YEAR END:
Total assets                                         $1,192,046    $1,128,483      $1,143,338       $1,058,781        $872,167
Loans receivable (1)                                    989,186       991,952         991,184          898,728         696,993
Mortgage-backed and related securities                   58,067        64,135          66,195           75,436          44,106
Investment securities and other interest-
   earning assets (2)                                   119,229        54,083          62,367           60,765         105,100
Deposits                                                831,590       788,933         788,931          763,754         678,050
Borrowed funds                                          236,680       226,280         243,780          190,730         103,180
Stockholders' equity                                    104,453        95,261          93,982           85,796          77,623

FOR THE YEAR ENDED:
Total interest income                                    84,697        81,889          80,118           69,091          63,250
Total interest expense                                   53,700        52,205          52,890           38,972          32,411
                                                     ----------    ----------      ----------       ----------        --------
Net interest income                                      30,997        29,684          27,228           30,119          30,839
Provision for loan losses                                   310           275             120              300             662
                                                     ----------    ----------      ----------       ----------        --------
Net interest income after provision for
   loan losses                                           30,687        29,409          27,108           29,819          30,177
Banking service charges and fees                          2,294         1,736           1,492            1,392           1,594
Gain on sales of interest-earning assets                    775           570           3,834              134             566
Other noninterest income                                    597           439             401              518             792
SAIF recapitalization assessment                              -         5,077               -                -               -
Other noninterest expense                                19,420        19,058          18,566           17,125          14,320
                                                     ----------    ----------      ----------       ----------        --------
Income before income taxes and
   cumulative effect
   of accounting change                                  14,933         8,019          14,269           14,738          18,809
Income tax expense                                        6,158         1,494           5,530            5,675           7,097
                                                     ----------    ----------      ----------       ----------        --------
Income before cumulative effect of
   accounting change                                      8,775         6,525           8,739            9,063          11,712
Cumulative effect of change in
   accounting for income taxes                               -             -               -                -              547
                                                     ----------    ----------      ----------       ----------        --------
Net income                                              $ 8,775       $ 6,525         $ 8,739          $ 9,063        $ 12,259
                                                     ==========    ==========      ==========       ==========        ========


Earnings per share: (3)
    Basic                                                 $1.36         $1.02        $1.35            $1.40           $1.85
    Diluted                                                1.32           .99         1.31             1.35            1.77

Return on equity                                           8.8%          6.9%         9.7%            11.1%           16.7%
Equity-to-assets                                           8.6%          8.3%         8.2%             8.5%            8.7%
Cash dividends declared per share (3)                      $.43          $.338        $.274            $.219           $.188
Dividend payout ratio                                     31.6%         33.1%        20.3%            15.6%           10.2%

Number of full service facilities                            28             25            25               26              21




(1)     Includes loans held for sale.
(2) Includes investment securities, federal funds sold, securities purchased under agreements to resell and interest-bearing deposits with banks.
(3)     As adjusted for stock dividends and stock splits.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                February 28,             February 28,
                                                                                   1998                     1997
                                                                              --------------         ----------------
                                                                                         (In Thousands)
ASSETS

Cash and due from banks                                                           $ 10,504                  $ 2,558
Interest-bearing deposits with banks                                                51,213                    8,381
Federal funds sold and securities purchased under agreements to resell              14,030                   17,665
Securities available for sale                                                       77,623                   69,360
Securities held to maturity (fair value, 1998 - $21,989,000
      and 1997 - $11,417,000)                                                       21,946                   11,448
Loans held for sale, at cost                                                        13,461                    2,679
Loans receivable, net                                                              975,725                  989,273
Accrued interest receivable                                                          6,482                    6,021
Federal Home Loan Bank stock, at cost                                               12,484                   11,364
Foreclosed real estate, net                                                          1,281                    1,299
Premises and equipment, net                                                          4,813                    4,576
Other assets                                                                         2,484                    3,859
                                                                                ----------               ----------
                      Total assets                                              $1,192,046               $1,128,483
                                                                                ==========               ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits                                                                         $ 831,590                $ 788,933
Advances from Federal Home Loan Bank of Atlanta                                    236,680                  226,280
Advances from borrowers for taxes and insurance                                      8,630                    9,074
Income taxes                                                                         2,894                    1,898
Accrued expenses and other liabilities                                               7,799                    7,037
                                                                                ----------               ----------
                 Total liabilities                                               1,087,593                1,033,222
                                                                                ----------               ----------

COMMITMENTS AND CONTINGENCIES (Notes 18 and 22)

STOCKHOLDERS' EQUITY
Preferred stock; 10,000,000 shares authorized, none issued                               -                        -
Common stock; $.01 par value; 15,000,000 shares
      authorized; shares issued, 1998 - 8,311,676
      and 1997 - 8,187,152                                                              83                       82
Additional paid-in capital                                                          44,497                   42,584
Retained earnings, substantially restricted                                         72,969                   66,976
Unrealized holding gains, net                                                        4,924                    2,835
Treasury stock, at cost; 1998 -1,810,852  shares and
      1997 - 1,766,852 shares                                                      (18,020)                 (17,216)
                                                                                ----------               ----------
                 Total stockholders' equity                                        104,453                   95,261
                                                                                ----------               ----------
                      Total liabilities and stockholders' equity                $1,192,046               $1,128,483
                                                                                ==========               ==========

See Notes to Consolidated Financial Statements.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME


                                                       Year Ended    Year Ended    Year Ended
                                                      February 28,   February 28,  February 29,
                                                         1998           1997          1996
                                                      ------------   -----------   ------------
                                                         (In Thousands, Except Per Share Data)
Interest income:
     Loans receivable:
        First mortgage loans                              $66,142      $67,196      $67,093
        Consumer and other loans                            9,626        7,132        5,122
     Securities available for sale and held to maturity     5,378        5,154        5,921
     Other interest-earning assets                          3,551        2,407        1,982
                                                          -------      -------      -------
               Total interest income                       84,697       81,889       80,118
                                                          -------      -------      -------

Interest expense:
     Deposits                                              39,901       38,792       39,898
     Advances from Federal Home Loan Bank of Atlanta       13,777       13,385       12,962
     Advances from borrowers for taxes and insurance           22           28           30
                                                          -------      -------      -------
               Total interest expense                      53,700       52,205       52,890
                                                          -------      -------      -------

Net interest income                                        30,997       29,684       27,228

Provision for loan losses                                     310          275          120
                                                          -------      -------      -------
Net interest income after provision for loan losses        30,687       29,409       27,108
                                                          -------      -------      -------

Noninterest income:
     Banking service charges and fees                       2,294        1,736        1,492
     Loan fees and service charges                            486          344          274
     Gain on sales of first mortgage loans                    610          570          522
     Gain on sales of securities                              165         --          3,312
     Other                                                    111           95          127
                                                          -------      -------      -------
               Total noninterest income                     3,666        2,745        5,727
                                                          -------      -------      -------

Noninterest expense:
     Compensation and benefits                             10,401        9,991        8,828
     Occupancy and equipment                                3,146        3,084        3,190
     SAIF recapitalization assessment                        --          5,077         --
     Federal deposit insurance premiums                       516        1,497        1,752
     Loss on foreclosed real estate, net                       55          150          299
     Advertising                                              594          577          536
     Other                                                  4,708        3,759        3,961
                                                          -------      -------      -------
               Total noninterest expense                   19,420       24,135       18,566
                                                          -------      -------      -------

Income before income taxes                                 14,933        8,019       14,269
Income tax expense                                          6,158        1,494        5,530
                                                          -------      -------      -------

NET INCOME                                                $ 8,775      $ 6,525      $ 8,739
                                                          =======      =======      =======

Earnings per share:
     Basic                                                $  1.36      $  1.02      $  1.35
     Diluted                                                 1.32          .99         1.31




See Notes to Consolidated Financial Statements.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                           Retained    Unrealized
                                                             Additional   Earnings,      Holding                        Total
                                               Common         Paid-in   Substantially    Gains,     Treasury         Stockholders'
                                               Stock          Capital     Restricted      Net         Stock           Equity
                                            ------------    ----------- ------------- ------------ -------------- ----------------
                                                                             (In Thousands)

Balance, February 28, 1995                    $      74    $  33,154    $  60,537     $   2,916     $ (10,885)    $  85,796
      Net income                                   --           --          8,739          --            --           8,739
      Issuance of 217,314 shares of
            common stock under stock
            plans and related tax benefits            2        1,725         --            --            --           1,727
      Cash dividends ($.274 per share)             --           --         (1,784)         --            --          (1,784)
      Change in unrealized holding
            gains, net                             --           --           --            (496)         --            (496)
                                              ---------    ---------    ---------     ---------     ---------     ---------

Balance, February 29, 1996                           76       34,879       67,492         2,420       (10,885)       93,982
      Net income                                   --           --          6,525          --            --           6,525
      Issuance of 246,932 shares of
            common stock under stock
            plans and related tax benefits            2        2,836         --            --            --           2,838
      5% stock dividend, 298,058 shares               4        4,869       (4,873)         --            --            --
      Cash paid in lieu of stock dividend
            for fractional shares                  --           --            (11)         --            --             (11)
      Purchase of 424,100 shares of
            treasury stock                         --           --           --            --          (6,331)       (6,331)
      Cash dividends ($.338 per share)             --           --         (2,157)         --            --          (2,157)
      Change in unrealized holding
            gains, net                             --           --           --             415          --             415
                                              ---------    ---------    ---------     ---------     ---------     ---------

Balance, February 28, 1997                           82       42,584       66,976         2,835       (17,216)       95,261
      Net income                                   --           --          8,775          --            --           8,775
      Issuance of 124,524 shares of
            common stock under stock
            plans and related tax benefits            1        1,913         --            --            --           1,914
      Purchase of  44,000 shares of
            treasury stock                         --           --           --            --            (804)         (804)
      Cash dividends ($.43 per share)              --           --         (2,782)         --            --          (2,782)
      Change in unrealized holding
            gains, net                             --           --           --           2,089          --           2,089
                                              ---------    ---------    ---------     ---------     ---------     ---------

Balance, February 28, 1998                    $      83    $  44,497    $  72,969     $   4,924     $ (18,020)    $ 104,453
                                              =========    =========    =========     =========     =========     =========


See Notes to Consolidated Financial Statements.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Year Ended             Year Ended             Year Ended
                                                                  February 28,           February 28,           February 29,
                                                                      1998                   1997                   1996
                                                               ------------------     ------------------     -----------------
                                                                                       (In Thousands)
OPERATING ACTIVITIES:
     Net income                                                      $ 8,775                $ 6,525               $ 8,739
     Adjustments to reconcile net income to net
           cash provided by (used in) operating activities:
        Depreciation and amortization:
            Premises and equipment                                       909                    916                 1,123
            Other                                                       (935)                (1,021)                 (722)
        Loans originated for sale                                    (89,606)               (63,723)              (67,152)
        Sale of loans originated for sale                             78,824                 77,340                53,727
        Provision for losses on loans and
              foreclosed real estate                                     450                    375                   320
        Gain on sales of securities                                     (165)                     -                (3,312)
        Gain on sales of foreclosed real estate                         (184)                  (102)                  (27)
        Deferred income taxes                                           (262)                   181                  (970)
        Tax benefits relating to stock options                           381                    661                   603
        Decrease (increase) in:
            Accrued interest receivable                                 (461)                   (12)                 (398)
            Other assets                                                 868                 (1,331)                1,725
        Increase (decrease) in:
            Current income taxes payable                                   -                   (649)                 (622)
            Accrued expenses and other liabilities                       670                  1,521                   (85)
                                                                     -------                -------               -------
               Net cash provided by (used in)
                     operating activities                               (736)                20,681                (7,051)
                                                                     -------                -------               -------

INVESTING ACTIVITIES:
     Loans originated                                               (148,244)              (120,104)             (149,152)
     Loans purchased                                                       -                      -                (1,006)
     Principal collected on loans                                    160,413                105,379                71,825
     Purchases of securities:
        Available for sale                                           (22,932)               (10,950)               (3,364)
        Held to maturity                                             (23,458)               (13,852)                    -
     Principal collected on mortgage-backed
           and related securities                                     11,756                 11,265                 8,361
     Proceeds from maturities of securities:
        Available for sale                                               620                  6,411                     -
        Held to maturity                                              13,000                 12,000                14,130
     Proceeds from sales of securities:
        Available for sale                                             5,902                      -                 3,423
        Held to maturity                                                   -                      -                 1,909
     Net decrease (increase) in federal funds sold and
            securities purchased under agreements to resell            3,635                 (1,573)               (6,469)
     Decrease (increase) in Federal Home Loan Bank stock              (1,120)                 1,150                (2,730)
     Proceeds from sales of foreclosed
           real estate                                                 2,436                  2,022                   713
     Purchases of premises and equipment                              (1,146)                  (663)                 (563)
                                                                     -------               --------               -------
               Net cash provided by (used in)
                     investing activities                                862                 (8,915)              (62,923)
                                                                     -------               --------               -------

FINANCING ACTIVITIES:
     Net increase in deposits                                         42,657                      2                25,177
     Proceeds from Federal Home Loan
           Bank advances                                             161,100                151,000               249,350
     Principal payments on Federal Home
           Loan Bank advances                                       (150,700)              (168,500)             (196,300)
     Net decrease in advances from
           borrowers for taxes and insurance                            (444)                   (50)                 (587)
     Proceeds from issuance of stock under
           stock plans                                                 1,533                  2,177                 1,124
     Cash paid in lieu of 5% stock dividend for
           fractional shares                                               -                    (11)                    -
     Purchase of treasury stock                                         (804)                (6,331)                    -
     Cash dividends paid                                              (2,690)                (2,019)               (1,660)
                                                                     -------                -------               -------
               Net cash provided by (used in) financing
                     activities                                       50,652                (23,732)               77,104
                                                                     -------               --------               -------

INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS                                                     50,778                (11,966)                7,130

CASH AND CASH EQUIVALENTS:
     Beginning of year                                                10,939                 22,905                15,775
                                                                     -------                -------               -------

     End of year                                                    $ 61,717               $ 10,939              $ 22,905
                                                                     =======                =======               =======


See Notes to Consolidated Financial Statements.

                  MARYLAND FEDERAL BANCORP, INC. AND SUBSIDIARY
                  ---------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Maryland Federal Bancorp, Inc. (the "Company") is the unitary savings and loan holding company and sole stockholder of Maryland Federal Bank (the "Bank"), formerly known as Maryland Federal Savings and Loan Association. The Company does not presently own or operate any subsidiary except for the Bank. The Bank operates 28 branches located in Prince George's, Montgomery, Charles, Calvert and Anne Arundel counties in Maryland.

The Bank is primarily engaged in the business of attracting deposits from the general public and investing such deposits in permanent loans secured by first liens on one- to four-family residential properties located in the Washington, DC area. The Bank, through a subsidiary, engages in insurance agency activities to a limited extent.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company, the Bank and its wholly-owned subsidiary, MASSLA Corporation (collectively, "Maryland Federal"). All significant intercompany balances and transactions have been eliminated in consolidation.

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

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). These statements require creditors to account for impaired loans, except for those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Neither the initial adoption nor the ongoing effect to date of SFAS 114 and SFAS 118 has had a significant impact on the consolidated financial statements of Maryland Federal.

The allowance for loan losses is increased by provisions charged to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on Maryland Federal's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

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

LOAN SERVICING:

Maryland Federal services mortgage loans that are not included in the consolidated statements of financial condition. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Effective January 1, 1997, Maryland Federal adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of a financial-components approach that focuses on control. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity and the liabilities it has incurred, the derecognition of financial assets when control is surrendered, and the derecognition of liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The effective date of certain provisions of SFAS 125 was deferred until January 1, 1998 by SFAS 127. The adoption of these statements has not had a significant impact on the consolidated financial statements of Maryland Federal.

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

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED:

Cost in excess of fair value of net assets acquired is being amortized using the straight-line method over 7 years. The unamortized balance was $994,000 and $1,281,000 as of February 28, 1998 and 1997, respectively, and is included in other assets in the accompanying consolidated statements of financial condition.

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

INCOME TAXES:

Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are recorded using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Maryland Federal provides a valuation allowance for deferred tax assets when it is more likely than not that such assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE:

During fiscal 1998, Maryland Federal adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share". This statement replaces the calculation of primary and fully diluted earnings per share. Unlike primary earnings per share, basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of stock options. Diluted earnings per share is similar to the previously reported fully diluted earnings per share and is based on the weighted average number of common and common equivalent shares, including dilutive stock options outstanding during the year. Earnings per share amounts for all periods presented have been restated to conform to the requirements of this statement. The weighted average number of common shares outstanding used in the computation of basic earnings per share was 6,452,164, 6,420,772 and 6,478,198 in fiscal 1998, 1997 and 1996, respectively. The weighted average number of common shares outstanding, including dilutive stock options, used in the computation of diluted earnings per share was 6,664,876, 6,582,994 and 6,672,068 in fiscal 1998, 1997 and 1996, respectively.

Stock options for 39,649, 104,198 and 1,985 common shares have been excluded from the computation of diluted earnings per share in fiscal 1998, 1997 and 1996, respectively, as their effects would be antidilutive.

STOCK-BASED COMPENSATION:

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued in October 1995. This statement encourages all entities to adopt a fair value based method of accounting for their employee stock-based compensation plans. The statement also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion 25"). Entities electing to remain with the accounting in APB Opinion 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The accounting and disclosure requirements of SFAS 123 are generally effective for transactions entered into in fiscal years that begin after December 15, 1995, although they may be adopted on issuance. Pro forma disclosures are required for entities that elect to continue to measure compensation cost using APB Opinion 25, and must include the effects of the awards granted in fiscal years that begin after December 15, 1994. Maryland Federal applies APB Opinion 25 in accounting for its stock compensation plans, as permitted by SFAS 123. Accordingly, no compensation cost has been recognized. See Note 20 to Consolidated Financial Statements.

DERIVATIVE FINANCIAL INSTRUMENTS:

Effective March 1, 1995, Maryland Federal adopted, on a prospective basis, Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". This statement requires certain disclosures about financial derivatives, including amounts, nature and terms of the instruments. All derivative financial instruments held or issued by Maryland Federal are held or issued for purposes other than trading. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. See disclosures in Notes 18, 22 and 25 to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS:

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement establishes requirements for the disclosure and presentation of comprehensive income and its components in full sets of financial statements. Comprehensive income is defined as transactions and other occurrences which are the result of nonowner changes in equity. Nonowner equity changes, such as unrealized gains or losses on certain debt securities for example, will be accumulated with net income in determining comprehensive income. This statement is effective for years beginning after December 15, 1997 and reclassification of financial statements for earlier periods provided for comparative purposes is required. Management does not believe that the implementation of this statement will have a material impact on the consolidated financial statements, but additional disclosures will be required.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" was also issued in June 1997. This statement provides standards for reporting information on the operating segments of public businesses in their annual and interim reports to shareholders and requires that selected financial information be provided for segments meeting specific criteria. This statement becomes effective for periods beginning after December 15, 1997. Management does not believe that the implementation of this statement will have a material impact on the consolidated financial statements, but additional disclosures may be required.

Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued in February 1998. This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer considered useful. It does not change the measurement or recognition of those plans. This statement is effective for fiscal years beginning after December 15, 1997. Management does not believe that the implementation of this statement will have a material impact on the consolidated financial statements, but revised disclosures will be required.

NOTE 2 - PLAN OF REORGANIZATION:

On February 25, 1998, Maryland Federal entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") and a related Plan of Merger (the "Plan of Merger"), pursuant to which Maryland Federal will become a part of BB&T Corporation ("BB&T") (the "Merger"). Under the terms of the Plan of Merger, each share of common stock of Maryland Federal will be converted into the right to receive 0.5975 of a share of common stock of BB&T, subject to possible adjustment as set forth in the Reorganization Agreement and the Plan of Merger.

Consummation of the Merger is subject, among other things, to the approval of the Reorganization Agreement and the Plan of Merger by the Maryland Federal shareholders, approval of the Merger by various regulatory agencies, and satisfaction or waiver of certain other contractual conditions. It is anticipated that the Merger will be accounted for as a purchase under generally accepted accounting principles.

In connection with the Reorganization Agreement, BB&T and Maryland Federal entered into a stock option agreement whereby BB&T shall have the option to purchase 1,290,000 shares of Maryland Federal's common stock at a price of $30.50 per share, only upon the occurrence of certain specified events. These options, which may have a potentially dilutive effect on earnings per share, have been excluded from the weighted average number of shares computation, as preconditions to the exercisability of such options were not satisfied.

Maryland Federal has agreed to pay a transaction fee in connection with the Merger to a financial advisor. As of February 28, 1998, fees to the financial advisor and other expenses in connection with the Merger totaled $644,000, which are included in noninterest expense. Upon consummation of the Merger, an additional fee of $1.3 million will be payable by Maryland Federal to the financial advisor.

NOTE 3 - FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO
RESELL:

Federal funds sold and securities purchased under agreements to resell are summarized as follows:

                                                                    February 28,   February 28,
                                                                       1998            1997
                                                                     -------         -------
                                                                         (In Thousands)

Federal funds sold                                                   $ 8,625         $15,406
Securities purchased under agreements to resell:
  U.S. Government securities                                           5,405           2,259
                                                                     -------         -------
       Total                                                         $14,030         $17,665
                                                                     =======         =======

Maryland Federal enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the consolidated statements of financial condition. The securities underlying the agreements are book-entry securities. The securities were delivered by appropriate entry into a third-party custodian's account designated by Maryland Federal under a written custodial agreement that explicitly recognizes Maryland Federal's interest in the securities. At February 28, 1998, these agreements mature within ninety days. All of the agreements were to resell the identical securities. Securities purchased under agreements to resell averaged approximately $5,000,000 and $5,300,000 during fiscal 1998 and 1997, respectively, and the maximum amounts outstanding at any month-end during fiscal 1998 and 1997 were approximately $7,700,000 and $15,400,000, respectively.

NOTE 4 - SECURITIES:

A summary of securities is as follows:


                                                                           Gross               Gross
                                                  Amortized             Unrealized          Unrealized              Fair
                                                     Cost                   Gains              Losses               Value
                                              -------------------    -----------------    ----------------   -------------------
                                                                               (In Thousands)
 Securities available for sale:
      February 28, 1998:
            Federal Home Loan Mortgage
                  Corporation                      $     152            $   7,184            $      -            $    7,336
            Mortgage-backed and related
                  securities                          57,208                  959                 100                58,067
            Other                                     12,243                    -                  23                12,220
                                                     -------              -------             -------               -------
                      Total                        $  69,603            $   8,143            $    123             $  77,623
                                                     =======              =======             =======               =======

      February 28, 1997:
            Federal Home Loan Mortgage
                  Corporation                      $     152            $   4,467            $      -             $   4,619
            Mortgage-backed and related
                  securities                          63,985                  722                 572                64,135
            Other                                        606                    -                   -                   606
                                                     -------              -------             -------               -------
                      Total                        $  64,743            $   5,189            $    572             $  69,360
                                                     =======              =======             =======               =======

 Securities held to maturity:
      February 28, 1998:
            United States government and
                  agency obligations               $  20,473             $     37            $     10             $  20,500
            State and municipal securities             1,473                   16                   -                  1,489
                                                     -------              -------             -------               -------
                      Total                        $  21,946             $     53            $     10             $  21,989
                                                     =======              =======             =======               =======
      February 28, 1997:
            United States government and
                  agency obligations               $   9,974             $     11            $     49             $   9,936
            State and municipal securities             1,474                    7                   -                 1,481
                                                     -------              -------             -------               -------
                      Total                        $  11,448             $     18            $     49             $  11,417
                                                     =======              =======             =======               =======

Gross realized gains on sales of securities available for sale were $165,000 and $3,231,000 in fiscal 1998 and 1996, respectively. Gross realized gains and gross realized losses on sales of securities held to maturity were $89,000 and $8,000, respectively, in fiscal 1996, which were considered as maturities under the provisions of SFAS 115. There were no sales of securities during fiscal 1997.

The amortized cost and fair value of debt securities at February 28, 1998, by contractual maturity, are shown below. Maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date are presented separately.

                                                 Securities                                     Securities
                                              Available for Sale                           Held to Maturity
                                  -------------------------------------------   ----------------------------------------
                                       Amortized                Fair                Amortized                Fair
                                         Cost                    Value                  Cost                 Value
                                  --------------------   --------------------   -------------------    -----------------
                                                                      (In Thousands)


Due in one year or less             $       -                $       -              $  7,483                $  7,483
Due after one year through
      five years                            -                        -                14,463                  14,506
Mortgage-backed and related
      securities                       57,208                   58,067                     -                       -
                                    ---------                ---------              --------                --------
                      Total         $  57,208                $  58,067              $ 21,946                $ 21,989
                                    =========                =========              ========                ========


During fiscal 1996, Maryland Federal transferred $66,200,000 of securities from held to maturity to available for sale as a result of guidance published by the Financial Accounting Standards Board on the implementation of SFAS 115. The net unrealized gain on these securities at the date of transfer was $526,000.


NOTE 5 - LOANS RECEIVABLE:

Loans receivable consist of the following:

                                                                         February 28,             February 28,
                                                                            1998                     1997
                                                                        ---------------         ---------------
                                                                                     (In Thousands)
  First mortgage loans:
       Conventional, permanent                                            $  842,893              $  888,027
       Conventional, construction                                             13,841                   6,846
       VA and FHA                                                              2,746                   3,401
       Participations                                                          1,035                   1,461
                                                                             -------                 -------
                  Total first mortgage loans                                 860,515                 899,735
                                                                             -------                 -------
  Consumer and other loans:
       Second trust and home improvement                                      39,490                  44,413
       Home equity                                                            81,267                  51,683
       Installment and other                                                   5,389                   4,010
                                                                             -------                 -------
                  Total consumer and other loans                             126,146                 100,106
                                                                             -------                 -------
                       Total loans                                           986,661                 999,841
       Less:
             Undisbursed portion of mortgage loans                             5,360                   3,240
             Unamortized premiums and discounts, net                             212                     373
             Net deferred loan fees                                              582                   2,356
             Allowance for loan losses                                         4,782                   4,599
                                                                             -------                 -------
  Loans receivable, net                                                   $  975,725              $  989,273
                                                                             =======                 =======

Nonaccrual loans totaled $5,814,000 and $2,990,000 at February 28, 1998 and 1997, respectively. The amount of interest income that would have been recorded on nonaccrual loans in accordance with their original terms was $397,000 and $224,000 for fiscal 1998 and 1997, respectively. The amount of interest income that was recorded on nonaccrual loans was $294,000 and $52,000 for fiscal 1998 and 1997, respectively.

The following is a summary of the changes in the allowance for loan losses:


                                                                        Year Ended
                                                  -------------------------------------------------------
                                                  February 28,         February 28,          February 29,
                                                     1998                 1997                  1996
                                                  ----------           ----------            ----------
                                                                     (In Thousands)

          Balance at beginning of year            $  4,599              $  4,474             $  4,424
               Provision for losses                    310                   275                  120
               Charge-offs                            (144)                 (166)                 (76)
               Recoveries                               17                    16                    6
                                                   -------               -------              -------
          Balance at end of year                  $  4,782              $  4,599             $  4,474
                                                   =======               =======              =======

NOTE 6 - FORECLOSED REAL ESTATE:

Foreclosed real estate consists of the following:

                                                                               February 28,      February 28,
                                                                                  1998              1997
                                                                                 -------          -------
                                                                                       (In Thousands)
          Acquired in foreclosure or by deed in lieu of foreclosure:
               Residential properties                                            $   559           $   232
               Nonresidential properties                                           1,195             1,425
               Commercial land                                                       896               983
                                                                                 -------           -------
                    Total foreclosed real estate                                   2,650             2,640
                          Less allowance for losses                                1,369             1,341
                                                                                 -------           -------
          Foreclosed real estate, net                                            $ 1,281           $ 1,299
                                                                                 =======           =======


The following is a summary of the changes in the allowance for losses on foreclosed real estate:

                                                                                            Year Ended
                                                                         ------------------------------------------------
                                                                         February 28,      February 28,      February 29,
                                                                             1998              1997              1996
                                                                         ------------      ------------      ------------
                                                                                             (In Thousands)

Balance at beginning of year                                                $ 1,341             $ 1,282         $ 1,082
     Provision for losses                                                       140                 100             200
     Charge-offs                                                               (112)                (41)             --
                                                                           ---------            ---------       ---------
Balance at end of year                                                      $ 1,369             $ 1,341         $ 1,282
                                                                           =========            =========       =========


The following is a summary of loss on foreclosed real estate, net:

                                                                        Year Ended
                                      ---------------------------------------------------------------------------------
                                           February 28,                 February 28,                February 29,
                                                1998                        1997                        1996
                                      ------------------------    -------------------------   -------------------------
                                                                       (In Thousands)

        Holding costs                         $       99                   $     152                   $     126
        Provision for losses                         140                         100                         200
        Gain on sales                               (184)                       (102)                        (27)
                                              ----------                   ---------                   ---------
                                              $       55                   $     150                   $     299
                                              ==========                   =========                   =========

NOTE 7 - LOAN SERVICING:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans totaled approximately $57,100,000, $35,000,000 and $28,400,000 as of February 28, 1998, 1997 and February 29, 1996, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $800,000 and $700,000 at February 28, 1998 and 1997, respectively.

NOTE 8 - ACCRUED INTEREST RECEIVABLE:

Accrued interest receivable is summarized as follows:

                                                  February 28,              February 28,
                                                      1998                     1997
                                                ---------------            --------------
                                                              (In Thousands)

          Securities                                 $   1,413                $     787
          Loans receivable                               5,069                    5,234
                                                     ---------                ---------
               Total                                 $   6,482                $   6,021
                                                     =========                =========

NOTE 9 - PREMISES AND EQUIPMENT:

Premises and equipment consist of the following:

                                                                              February 28,  February 28,
                                                                                1998           1997
                                                                               -------        -------
                                                                                    (In Thousands)

          Land                                                                $ 1,237      $ 1,237
          Buildings and improvements                                            2,833        2,767
          Furniture and equipment                                               8,744        7,977
          Leasehold improvements                                                1,334        1,123
          Automobiles                                                             119          105
                                                                            ---------    ---------
              Total premises and equipment                                     14,267       13,209
                    Less accumulated depreciation
                          and amortization                                      9,454        8,633
                                                                            ---------    ---------
          Premises and equipment, net                                         $ 4,813      $ 4,576
                                                                            =========    =========


NOTE 10 - DEPOSITS:

The following is a summary of deposits:

                                   Weighted
                                   Average
                                   Rate at                  February 28, 1998                  February 28, 1997
                                  February 28,      ---------------------------------    -----------------------------
                                     1998              Amount             Percent           Amount           Percent
                                  ------------      ------------       --------------    ------------      -----------
                                                             (Dollars in Thousands)
Demand and checking
      accounts, including
      noninterest-bearing
      deposits of $24,329,000
      and $16,814,000 at
      February 28, 1998 and
      1997, respectively               1.31%         $   63,366             7.62%          $    53,937            6.84%
Money market                           3.15%             40,495             4.87%               42,385            5.37%
Statement savings                      3.21%             70,870             8.52%               74,488            9.44%
                                                     ----------           ------           -----------          ------
                                                        174,731            21.01%              170,810           21.65%
                                                     ----------           ------           -----------          ------
Certificates of deposit:
      6.00% or less                                     530,504            63.79%              529,859          67.16%
      6.01% to 8.00%                                    125,911            15.14%               86,964          11.02%
      8.01% to 10.00%                                       440              .05%                1,292            .16%
      10.01% to 12.00%                                        4              .01%                    8            .01%
                                                     ----------           ------           -----------          ------
                                       5.57%            656,859            78.99%              618,123          78.35%
                                                     ----------           ------           -----------          ------

            Total                      4.93%         $  831,590           100.00%          $   788,933         100.00%
                                                     ==========           ======           ===========          ======


The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $95,400,000 and $88,600,000 at February 28, 1998 and 1997, respectively.

At February 28, 1998, scheduled maturities of certificates of deposit are as follows:

                            6.00%        6.01% to     8.01% to      10.01% to
Fiscal Year                or Less        8.00%        10.00%         12.00%        Total
-----------               ---------      --------     --------      ---------      --------
                                                  (In Thousands)
   1999                   $427,750       $ 90,650      $  164        $    4        $518,568
   2000                     59,320         23,771         251           -            83,342
   2001                     25,928          5,157          25           -            31,110
   2002                     15,535          5,604         -             -            21,139
   2003                      1,902            601         -             -             2,503
   Thereafter                   69            128         -             -               197
                          --------       --------      ------        ------        --------
       Total              $530,504       $125,911      $  440        $    4        $656,859
                          ========       ========      ======        ======        ========

The following is a summary of interest expense on deposits:

                                                       Year Ended
                                         ----------------------------------------
                                         February 28,  February 28,  February 29,
                                             1998         1997          1996
                                         ------------  ------------  ------------
                                                     (In Thousands)

Checking                                   $   755      $   730      $   760
Money market                                 1,296        1,304        1,393
Statement savings                            2,339        2,429        2,686
Certificates of deposit                     35,511       34,329       35,059
                                          --------     --------     --------
          Total                            $39,901      $38,792      $39,898
                                          ========     ========     ========


NOTE 11 - ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA:

At February 28, 1998, advances from Federal Home Loan Bank of Atlanta (the "FHLB") are collateralized by a blanket agreement covering all qualifying first mortgage loans and all Maryland Federal's stock in the FHLB. Advances mature as follows, excluding call provisions, as of February 28, 1998:


                                                                  Weighted
     Fiscal                                                       Average
     Year                                   Amount                 Rate
  ----------                            ------------          -------------
                                             (Dollars in Thousands)
    1999                                $  118,000                 5.92%
    2000                                    50,000                 6.02%
    2001                                    14,000                 5.98%
    2003                                     8,680                 5.75%
    After 2003                              46,000                 5.01%
                                        ----------
        Total                           $  236,680                 5.76%
                                        ==========


Maryland Federal, as a member of the FHLB System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its total mortgage assets or 5% of its outstanding advances.


NOTE 12 - INCOME TAXES:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                     February 28,              February 28,
                                                                         1998                      1997
                                                                     -----------               -----------
                                                                                   (In Thousands)
 Deferred tax liabilities:
      Federal Home Loan Bank stock dividends                        $   1,317                 $   1,317
      Unrealized holding gains                                          3,096                     1,782
                                                                      --------                  --------
                 Total deferred tax liabilities                         4,413                     3,099
                                                                      --------                  --------

 Deferred tax assets:
      Loan fees                                                             -                       216
      Allowance for losses on loans and
            foreclosed real estate                                        812                       408
      Reorganization expenses                                             255                         -
      Other                                                               707                       633
                                                                     --------                  --------
                                                                        1,774                     1,257
      Less valuation allowance                                            255                    -
                                                                     --------                  --------
                 Total deferred tax assets                              1,519                     1,257
                                                                     --------                  --------

 Net deferred tax liabilities                                       $   2,894                 $   1,842
                                                                     ========                  ========

Pursuant to legislation enacted in 1996, Maryland Federal is not permitted to use the reserve method previously available to thrift institutions to compute its tax bad debt deduction for tax years beginning after December 31, 1995. Under the provisions of this legislation, Maryland Federal will recapture its post 1987 tax bad debt reserves in excess of actual specific bad debts ratably over a six-year period beginning with fiscal 1997. Maryland Federal has previously provided for deferred taxes on its post 1987 tax bad debt reserves; therefore, this legislation will not affect Maryland Federal's net income.

Maryland Federal has not provided a deferred tax liability on bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserves for Maryland Federal amounted to approximately $11,000,000 with an income tax effect of approximately $4,200,000 at February 28, 1998. This bad debt reserve will become taxable for income tax purposes if Maryland Federal does not maintain certain qualified assets as defined or the reserve is charged for other than bad debt losses.

The components of income tax expense are as follows:


                                                 Year Ended
                                   ----------------------------------------
                                   February 28,  February 28,  February 29,
                                      1998            1997        1996
                                   ------------  ------------  ------------
                                                 (In Thousands)

Current                              $ 6,420       $ 1,313      $ 6,500
Deferred                                (262)          181         (970)
                                     -------       -------      -------
          Total                      $ 6,158       $ 1,494      $ 5,530
                                     =======       =======      =======



Income tax expense differs from that computed at the statutory Federal income tax rate as follows:


                                                       Year Ended
                                      ----------------------------------------
                                      February 28,  February 28,  February 29,
                                          1998          1997          1996
                                      ------------- ------------- ------------
                                                     (In Thousands)

Statutory Federal income tax rate              35%           34%            35%
Income tax expense at
      statutory rate                      $ 5,227       $ 2,726        $ 4,994
Increase (decrease) in taxes:
     State taxes, net of Federal
           income tax benefit                 679           365            649
     Other                                    252        (1,597)          (113)
                                          -------       -------        -------
                Total                     $ 6,158       $ 1,494        $ 5,530
                                          =======       =======        =======


Income tax expense for fiscal 1997 reflects a $1.6 million decrease to revise prior estimates in recording the income tax provision.


NOTE 13 - OTHER NONINTEREST EXPENSE:

Other noninterest expense amounts are summarized as follows:


                                                   Year Ended
                                  ---------------------------------------------
                                      February 28,   February 28,  February 29,
                                          1998           1997          1996
                                   --------------  -------------- ------------
                                                   (In Thousands)
Printing, postage, stationery
      and supplies                       $1,352        $1,302        $1,313
Professional fees                         1,018           414           339
Telephone                                   364           332           314
Other                                     1,974         1,711         1,995
                                         ------        ------        ------
          Total                          $4,708        $3,759        $3,961
                                         ======        ======        ======



NOTE 14 - REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to quantitative judgments by the regulators regarding components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the following table.

The most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized under the prompt corrective action provisions, the Bank must maintain minimum capital ratios as set forth in the following table. Management believes, as of February 28, 1998, that the Bank meets all capital requirements to which it is subject. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are as follows:


                                                                                                      To Be Well Capitalized
                                                                                                           Under Prompt
                                                                           For Capital Adequacy         Corrective Action
                                                 Actual                          Purposes                   Provisions
                                        ----------------------------   ---------------------------   ------------------------
                                          Amount           Ratio         Amount           Ratio        Amount          Ratio
                                        ----------       ---------     ----------      -----------   -----------    ---------
                                                                          (Dollars in Thousands)
As of February 28, 1998:
      Total Capital (to Risk-
            Weighted Assets)            $102,452           16.53%       $ 49,595            8.00%      $ 61,994         10.00%
      Tier 1 Capital (to Risk-
            Weighted Assets)              97,669           15.75%            N/A             N/A         37,196          6.00%
      Tier 1 Capital (to Adjusted
            Total Assets)                 97,669            8.24%         35,554            3.00%        59,256          5.00%
      Tangible Capital (to
            Adjusted Total Assets)        97,669            8.24%         17,777            1.50%           N/A            N/A

As of February 28, 1997:
      Total Capital (to Risk-
            Weighted Assets)              92,199           15.30%         48,184            8.00%        60,260         10.00%
      Tier 1 Capital (to Risk-
            Weighted Assets)              87,600           14.54%            N/A              N/A        36,156          6.00%
      Tier 1 Capital (to Adjusted
            Total Assets)                 87,600            7.72%         34,040            3.00%        56,736          5.00%
      Tangible Capital (to
            Adjusted Total Assets)        87,600            7.72%         17,020            1.50%           N/A            N/A

Legislation was enacted September 30, 1996, to mitigate the disparity between institutions insured by the Bank Insurance Fund and those insured by the Savings Association Insurance Fund ("SAIF"), which were required to pay substantially higher deposit insurance premiums. This legislation recapitalized the SAIF through a one-time special assessment. Maryland Federal's pro-rata share of this one-time special assessment was $5.1 million before taxes and was recognized in fiscal 1997. This legislation also provides for a reduction in deposit insurance premiums in subsequent periods and other regulatory reforms.


NOTE 15 - STOCKHOLDERS' EQUITY:

Under Federal regulations, the Bank may not declare or pay a cash dividend on its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the regulatory capital requirements imposed by the OTS.

Under the OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers, and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's regulatory capital level. Institutions are divided into three tiers for purposes of these regulations.

At February 28, 1998, the Bank was a Tier 1 institution (an institution with capital in excess of its fully phased-in capital requirements), and consequently was eligible to pay dividends. The OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions.

NOTE 16 - STOCK SPLIT:

The Company's Board of Directors declared a two-for-one common stock split on October 16, 1997. The additional shares were distributed on November 21, 1997 to shareholders of record as of November 7, 1997. The consolidated financial statements have been restated to reflect the effects of the impact of the common stock split for all periods presented.

NOTE 17 - EMPLOYEE RETIREMENT PLANS:

Maryland Federal has a qualified, noncontributory defined benefit retirement plan. Full-time employees are eligible to participate in the plan when they attain age 25 with one year of service. Amendments to the plan have established the 100% vesting period at five years. Plan assets consist primarily of investments in mutual funds.

The following sets forth the funded status of the plan and the amounts shown in the accompanying consolidated statements of financial condition:


                                                                                  February 28,              February 28,
                                                                                      1998                      1997
                                                                                -------------------      ----------------
                                                                                                 (In Thousands)
 Actuarial present value of benefit obligations:
      Accumulated benefit obligation:
           Vested benefits                                                        $   4,533                 $   4,131
           Nonvested benefits                                                           168                       225
                                                                                   --------                  --------
                                                                                      4,701                     4,356
      Effect of projected future compensation                                         2,310                     2,652
                                                                                   --------                  --------
 Projected benefit obligation                                                         7,011                     7,008
 Fair value of assets held in the plan                                                5,102                     3,740
                                                                                   --------                  --------
 Plan assets less than the projected benefit
       obligation                                                                    (1,909)                   (3,268)
 Net unrecognized loss from past experience
       different from that assumed                                                      919                     1,737
 Unrecognized prior service cost                                                        (64)                      (71)
 Unrecognized net transition asset                                                     (222)                     (236)
                                                                                   --------                  --------
 Accrued pension cost (included in
       accrued expenses and other liabilities)                                     $ (1,276)                 $ (1,838)
                                                                                   ========                  ========



Components of net pension expense are as follows:


                                                       Year Ended
                                          -------------------------------------
                                          February 28, February 28, February 29,
                                             1998         1997        1996
                                          -----------  -----------  ------------
                                                       (In Thousands)
Service cost-benefits earned                  $ 475       $ 610       $ 571
Interest cost on projected benefit
      obligation                                491         429         363
Actual return on assets held in the plan       (642)       (354)       (448)
Net amortization and deferral                   322          86          (7)
                                              -----       -----       -----
Net pension expense                           $ 646       $ 771       $ 479
                                              =====       =====       =====


The weighted average discount rate used to measure the projected benefit obligation is 7%, the rate of increase in future compensation levels is 5.5%, and the expected long-term rate of return on assets is 9%.

Maryland Federal also maintains a contributory retirement 401(k) savings plan for its employees. Employees who meet the length of service and age requirements can contribute from 1% to 15% of their eligible compensation to the plan, up to a maximum established by law. For eligible employees electing to participate, Maryland Federal will also make a contribution to the plan equal to 50% of the first 5% contributed by the employees. The Maryland Federal's expense for fiscal 1998, 1997 and 1996 was $140,000, $121,000 and $106,000, respectively.

During fiscal 1997, the Board of Directors approved a deferred compensation plan for certain management personnel. Amounts deferred under this plan are expensed as earned, but are payable only after employment has ended.

NOTE 18 - COMMITMENTS AND CONTINGENCIES:

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

LEASE COMMITMENTS:

A number of Maryland Federal's branch and loan production office sites are occupied under noncancelable leases which expire on various dates through 2005. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. Total rent expense, including equipment leases, was approximately $1,310,000, $1,111,000 and $1,066,000, for fiscal 1998, 1997 and 1996, respectively.

The total commitments for future minimum annual rental payments for real property and equipment leases are as follows as of February 28, 1998:


         Fiscal Year                                             Amount
         -----------                                           ---------
                                                             (In Thousands)
            1999                                             $    1,080
            2000                                                    641
            2001                                                    535
            2002                                                    439
            2003                                                    203
            Thereafter                                              146
                                                              ---------
                  Total                                       $   3,044
                                                              =========



LOAN COMMITMENTS:

As of February 28, 1998 and 1997, Maryland Federal had commitments to originate and purchase loans totaling approximately $72,600,000 and $51,500,000, respectively. As of February 28, 1998 and 1997, Maryland Federal had commitments to sell loans totaling approximately $37,100,000 and $6,800,000, respectively.

NOTE 19 - RELATED PARTY TRANSACTIONS:

In the normal course of business, Maryland Federal may make loans to directors and executive officers, their affiliates and members of their immediate families. The aggregate balances of these loans greater than $60,000 were $2,092,000 and $1,512,000 as of February 28, 1998 and 1997, respectively. During fiscal 1998, $1,122,000 were advanced and $542,000 were repaid with respect to these loans. During fiscal 1997, $108,000 were advanced and $395,000 were repaid with respect to these loans.

The law firm in which the Chairman of the Board of the Company is a senior partner, performs legal services for Maryland Federal in the ordinary course of business. For fiscal 1998, 1997 and 1996, the firm received fees of $418,000, $410,000 and $323,000, respectively, for services performed for Maryland Federal, in addition to fees which were paid by borrowers.


NOTE 20 - STOCK PURCHASE AND STOCK OPTION PLANS:

The Board of Directors has adopted an Employee Stock Purchase Plan. The aggregate number of shares of common stock which may be purchased pursuant to the plan is 333,440 shares. Eligible employees are able to purchase stock at not less than 85% of the lesser of the fair market value of the shares on the first day or the last day of the offering period. Common stock purchases are made through periodic payroll deductions of no less than 2% nor more than 10% of eligible compensation. Employee purchases amounted to 6,844 shares at a price of $14.66 and 5,812 shares at a price of $21.04 in fiscal 1998, 8,620 shares at a price of $11.07 and 8,416 shares at a price of $12.17 in fiscal 1997, and 8,012 shares at a price of $13.42 and 6,712 shares at a price of $10.10 in fiscal 1996. The total number of shares remaining to be purchased at the end of fiscal 1998 amounted to 168,262 shares.

The Board of Directors has adopted a key employee stock compensation program, a stock option and stock appreciation rights plan and a stock incentive plan. Options may be granted to purchase up to an aggregate of 1,202,960 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after three but no later than five years after date of granting. As of February 28, 1998, options have been granted to purchase 1,191,860 shares.

In March, 1993, the Board of Directors adopted a Directors' stock option plan. Options may be granted to purchase up to an aggregate of 312,000 shares of common stock at the fair market value of the shares at the time the options are granted. These options may be exercised after six months but no later than ten years after date of granting. During fiscal 1994, each nonemployee director of the Company was granted compensatory options to purchase 12,000 shares of common stock, and thereafter, on the anniversary of the effective date of the plan for the next four years, each nonemployee director will receive compensatory options to purchase 10,000 shares. As of February 28, 1998, options have been granted to purchase 247,000 shares.

In March 1995, the Board of Directors adopted the 1995 stock option plan. Options may be granted to employees to purchase up to an aggregate of 320,320 shares of common stock at the fair value of the shares at the time the options are granted. These options may be exercised 33-1/3% per year over a three-year period commencing on the first anniversary of the granting date, but no later than ten years after date of granting. As of February 28, 1998, options have been granted to purchase 320,320 shares.

The following table summarizes information on these stock option plans:


                                                                   Weighted
                                                                   Average
                                                                    Price
                                                                  Per Share              Shares
                                                              ------------------   -------------------

          Outstanding at February 28, 1995                        $    8.94               711,186
               Granted                                                13.61               257,600
               Exercised                                               4.68              (202,590)
               Canceled                                               11.83               (20,200)
                                                                                         --------
          Outstanding at February 29, 1996                            11.63               745,996
               Granted                                                18.07               160,800
               Exercised                                               8.57              (229,896)
               Canceled                                               12.17               (18,964)
               Adjustment for 5% stock dividend                           -                35,530
                                                                                         --------
          Outstanding at February 28, 1997                            13.52               693,466
               Granted                                                18.75                40,000
               Exercised                                              11.65              (111,367)
               Canceled                                               18.35                (3,095)
                                                                                         --------
          Outstanding at February 28, 1998                            14.17               619,004
                                                                                         ========

          Exercisable at February 28, 1998                            13.53               471,732
                                                                                         ========


Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and earnings per share would have been as follows:


                                                        Year Ended
                                           ------------------------------------
                                               February 28,        February 28,
                                                  1998               1997
                                            ----------------   ----------------
                                                   (Dollars in Thousands,
                                                    Except Per Share Data)

Net income:
     As reported                                $  8,775            $  6,525
     Pro forma                                     8,422               6,338
Basic earnings per share:
     As reported                                    1.36                1.02
     Pro forma                                      1.31                 .99
Diluted earnings per share:
     As reported                                    1.32                 .99
     Pro forma                                      1.26                 .96
Weighted-average assumptions:
     Risk-free interest rate                       6.59%               6.43%
     Expected life                               8 years             8 years
     Expected volatility of stock price           13.00%              12.50%
     Expected dividends                            2.00%               2.00%



The range of exercise prices for the stock options outstanding at February 28, 1998 was $10.54 to $18.75, with a weighted-average remaining contractual life of approximately five years.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of stock options granted during fiscal 1998 and 1997 was $5.32 and $4.83, respectively. The method of accounting for options prescribed by SFAS 123 does not apply to options granted prior to January 1, 1995, and accordingly, the resulting pro forma compensation costs may not be representative of that to be expected in future years.


NOTE 21 - STOCKHOLDERS' RIGHTS PLAN:

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

NOTE 22 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

Maryland Federal is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement Maryland Federal has in particular classes of financial instruments.

Maryland Federal's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. Maryland Federal uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of Maryland Federal's exposure to off-balance-sheet risk is as follows:


                                                                 February 28,              February 28,
                                                                     1998                       1997
                                                           ------------------------    -----------------------
                                                                             (In Thousands)
Financial instruments whose contract amounts
       represent credit risk:
     Commitments to extend credit                                $ 145,702                     $ 104,176
     Standby letters of credit                                       5,047                         1,978



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

Standby letters of credit are conditional commitments issued by Maryland Federal to guarantee the performance of contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations.

NOTE 23 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:


                                                       Year Ended
                                 --------------------------------------------------------
                                     February 28,       February 28,      February 29,
                                        1998               1997               1996
                                 -----------------  ------------------  -----------------
                                                     (In Thousands)
Cash paid for:
     Interest                         $ 52,952       $   52,328         $   52,144
     Income taxes                        6,219            1,603              5,422
Transfer from loans to
      foreclosed real estate             2,374            1,229                281
Loans to finance sales of
      foreclosed real estate               186              544                208



NOTE 24 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of Maryland Federal's business activities are with customers located in the metropolitan Washington, DC area. Service industries and Federal, state and local governments employ a significant portion of the Washington area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

NOTE 25 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

Advances from Federal Home Loan Bank of Atlanta: Rates currently available to Maryland Federal for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Off-Balance-Sheet Instruments: The fair values of off-balance-sheet lending commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

The estimated fair values of Maryland Federal's financial instruments are as follows:





                                                                February 28, 1998                           February 28, 1997
                                                -------------------------------------------   --------------------------------------
                                                                             Estimated                                    Estimated
                                                       Carrying               Fair                 Carrying                 Fair
                                                        Amount                Value                 Amount                  Value
                                                 --------------------   --------------------   -------------------    --------------
                                                                                     (In Thousands)
Financial assets:
      Cash and cash equivalents                      $ 61,717               $ 61,717              $ 10,939               $ 10,939
      Federal funds sold and securities
            purchased under agreements
            to resell                                  14,030                 14,030                17,665                 17,665
      Securities available for sale                    77,623                 77,623                69,360                 69,360
      Securities held to maturity                      21,946                 21,989                11,448                 11,417
      Loans held for sale                              13,461                 13,589                 2,679                  2,697
      Loans receivable, net                           975,725                982,277               989,273                978,464

Financial liabilities:
      Deposits                                        831,590                813,251               788,933                764,973
      Advances from FHLB                              236,680                233,081               226,280                225,582

Off-balance-sheet instruments:
      Commitments to extend credit                          -                  2,914                     -                  1,053
      Standby letters of credit                             -                    101                     -                     40



NOTE 26 - PARENT COMPANY ONLY FINANCIAL INFORMATION:

The condensed financial statements of the parent company only are presented below:

Condensed Statements of Financial Condition
(Parent Company Only)


                                                                       February 28,        February 28,
                                                                          1998                1997
                                                                      --------------     --------------
                                                                               (In Thousands)
ASSETS:
     Cash                                                                 $   1,835       $  3,838
     Investment in subsidiary                                               103,587         91,716
     Securities available for sale                                               --            512
     Other assets                                                               683            505
                                                                          ---------       --------
                          Total assets                                    $ 106,105       $ 96,571
                                                                          =========       ========


LIABILITIES                                                               $   1,652       $  1,310
                                                                          ---------       --------

STOCKHOLDERS' EQUITY:
     Preferred stock                                                             --             --
     Common stock                                                                83             82
     Additional paid-in capital                                              44,497         42,584
     Retained earnings                                                       72,969         66,976
     Unrealized holding gains, net                                            4,924          2,835
     Treasury stock, at cost                                                (18,020)       (17,216)
                                                                          ---------       --------
                     Total stockholders' equity                             104,453         95,261
                                                                          ---------       --------
                          Total liabilities and stockholders' equity      $ 106,105       $ 96,571
                                                                          =========       ========


Condensed Statements of Income
(Parent Company Only)




                                                                            Year Ended
                                              -----------------------------------------------------------------------------
                                                   February 28,               February 28,              February 29,
                                                       1998                       1997                      1996
                                               -----------------------  ------------------------- -------------------------
                                                                              (In Thousands)
Advisory fee income                                          $ 187                     $ 160                     $ 160
Interest income                                                 12                       120                        92
General and administrative expenses                            815                       228                        87
                                                           -------                   -------                   -------
Income (loss) before income taxes and
      equity in net income of subsidiary                      (616)                       52                       165
Income tax expense                                              11                        19                        58
                                                           -------                   -------                   -------
Income (loss) before equity in net
      income of subsidiary                                    (627)                       33                       107
Equity in net income of subsidiary                           9,402                     6,492                     8,632
                                                           -------                   -------                   -------
NET INCOME                                                 $ 8,775                   $ 6,525                   $ 8,739
                                                           =======                   =======                   =======



Condensed Statements of Cash Flows
(Parent Company Only)




                                                                               Year Ended
                                                          -----------------------------------------------------
                                                            February 28,       February 28,      February 29,
                                                                1998               1997              1996
                                                          ----------------  -----------------  ----------------
                                                                             (In Thousands)
OPERATING ACTIVITIES:
      Net income                                             $ 8,775           $ 6,525            $ 8,739
      Adjustments to reconcile net income to net cash
            provided by (used in) operating activities:
         Equity in net income of subsidiary,
               net of distributions                           (9,402)           (2,492)            (3,632)
         Decrease (increase) in other assets                    (178)             (505)                31
         Increase in liabilities                                 251               610                 15
                                                             -------           -------              -----
                      Net cash provided by (used in)
                            operating activities                (554)            4,138              5,153
                                                             -------           -------              -----

INVESTING ACTIVITIES:
      Purchases of securities available
            for sale                                             (12)           (1,020)            (4,541)
      Proceeds from maturities of securities
            available for sale                                   524             6,112                 -
                                                             -------           -------              -----
                      Net cash provided by (used in)
                            investing activities                 512             5,092             (4,541)
                                                             -------           -------              -----

FINANCING ACTIVITIES:
      Proceeds from issuance of stock
            under stock plans                                  1,533             2,177              1,124
      Cash paid in lieu of stock dividend for
            fractional shares                                      -               (11)                 -
      Purchase of treasury stock                                (804)           (6,331)                 -
      Cash dividends paid                                     (2,690)           (2,019)            (1,660)
                                                             -------           -------              -----
             Net cash used in financing activities            (1,961)           (6,184)              (536)
                                                             -------           -------              -----

INCREASE (DECREASE) IN CASH                                   (2,003)            3,046                 76

CASH:
      Beginning of year                                        3,838               792                716
                                                             -------           -------              -----
      End of year                                            $ 1,835           $ 3,838              $ 792
                                                             =======           =======              =====

NOTE 27 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following table presents selected quarterly financial data for the years ended February 28, 1998 and 1997:


                                                         Year Ended February 28, 1998
                                           ---------------------------------------------------
                                              First        Second        Third        Fourth
                                             Quarter       Quarter      Quarter      Quarter
                                           -----------   -----------  -----------   ----------
                                                    (In Thousands, Except Per Share Data)

Interest income                              $20,874      $21,230      $21,495      $21,098
Interest expense                              13,176       13,502       13,590       13,432
                                              ------       ------       ------       ------
Net interest income                            7,698        7,728        7,905        7,666
Provision for loan losses                         70           60           30          150
                                              ------       ------       ------       ------
Net interest income after provision for
      loan losses                              7,628        7,668        7,875        7,516
Noninterest income                               681          966        1,024          995
Noninterest expense                            4,481        4,674        4,767        5,498
                                              ------       ------       ------       ------
Income before income taxes                     3,828        3,960        4,132        3,013
Income tax expense                             1,480        1,531        1,606        1,541
                                              ------       ------       ------       ------
Net income                                   $ 2,348      $ 2,429      $ 2,526      $ 1,472
                                              ======       ======       ======       ======

Earnings per share:
      Basic                                  $   .37      $   .38      $   .39      $   .23
      Diluted                                    .36          .36          .38          .22




                                                          Year Ended February 28, 1997
                                           ---------------------------------------------------
                                               First        Second       Third         Fourth
                                              Quarter      Quarter      Quarter        Quarter
                                           ------------  ----------   ----------     ---------
                                                    (In Thousands, Except Per Share Data)

Interest income                              $20,657      $20,445      $ 20,419       $20,368
Interest expense                              13,461       13,002        12,970        12,772
                                              ------       ------        ------        ------

Net interest income                            7,196        7,443         7,449         7,596
Provision for loan losses                         85           60            50            80
                                              ------       ------        ------        ------
Net interest income after provision for
      loan losses                              7,111        7,383         7,399         7,516
Noninterest income                               736          649           664           696
SAIF recapitalization assessment                  --           --         5,077            --
Other noninterest expense                      4,771        4,829         4,809         4,649
                                              ------       ------        ------        ------
Income (loss) before income taxes              3,076        3,203        (1,823)        3,563
Income tax expense (benefit)                   1,178        1,283        (2,310)        1,343
                                              ------       ------        ------        ------
Net income                                   $ 1,898      $ 1,920      $    487       $ 2,220
                                              ======       ======        ======        ======

Earnings per share:
      Basic                                  $   .29      $   .30      $    .08       $   .35
      Diluted                                    .28          .29           .08           .34






                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors of
Maryland Federal Bancorp, Inc.


We have audited the accompanying consolidated statements of financial condition of Maryland Federal Bancorp, Inc. and Subsidiary as of February 28, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maryland Federal Bancorp, Inc. and Subsidiary as of February 28, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1998, in conformity with generally accepted accounting principles.


STOY, MALONE & COMPANY, P.C.


/s/ Stoy, Malone & Company, P.C.

Bethesda, Maryland
April 10, 1998

STOCK LISTING

The common stock of Maryland Federal Bancorp, Inc. is listed on the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "MFSL". As of May 22, 1998, there were 8,376,606 shares issued, of which 6,571,961 were outstanding.

The following table sets forth market price information for the common stock of the Company for the periods indicated.


                                                   High             Low
                                             ----------------  ---------------
Fiscal Quarter Ended
 May 31, 1996                                    15 1/8           14 5/8
 August 31, 1996                                 15 1/4           14
 November 30, 1996                               17 1/4           14 3/4
 February 28, 1997                               19 3/8           16 3/8

Fiscal Quarter Ended
 May 31, 1997                                    19 1/4           17 1/4
 August 31, 1997                                 25 1/2           19 1/8
 November 30, 1997                               27 1/4           21 1/2
 February 28, 1998                               35 15/16         25 1/2


As of May 22, 1998, the approximate number of shareholders of record was 2,400. For a description of certain restrictions upon the Company's ability to pay dividends see Note 15 of the Notes to Consoldiated Financial Statements.